SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2017

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 6, 2017, Korea Electric Power Corporation filed its audit report for the fiscal year 2016 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below. The financial statements in such reports have been approved by the shareholders of Korean Electric Power Corporation and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jeong-soo

Name:	Kim, Jeong-soo

Title:	Head of Finance & IR team

Date: March 6, 2017

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

We have audited the accompanying consolidated statement of financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Emphasis of Matters

Without qualifying our audit report, we draw attention to the following key audit matters of the build-to-order industry that were of significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2016, which determination is based on auditor’s professional judgment and communications with those who charged with governance, in accordance with Practical Guide of Korean Standards on Auditing 2016-1. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and we do not provide a separate opinion on this matter. We have considered the results from audit procedures for these key audit matters in forming our audit opinion on the 2016 consolidated financial statements.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenue and costs based on the percentage-of-completion method at the end of the reporting period. Also, the gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits exceed progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits.

Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events. Total contract costs are estimated based on the estimates of future costs such as material costs, labor costs and construction period. The uncertainty of estimated total contract costs and changes in such estimates have an impact on the completion progress and contract revenue.

Considering the impacts from these uncertainty and changes in estimates on profit or loss for the current or future periods, we identified the Company’s revenue recognition accounting policy utilizing the input method, uncertainty of estimated total contract costs, assessment of the percentage-of-completion and accounting for the variation of construction works as significant risks.

We conducted the following audit procedures regarding the Company’s accounting policy of revenue recognition utilizing the input method as of and for the year ended December 31, 2016:

•	Review of the appropriateness of accounting policy of revenues recognition by the input method

•	Inquiry and analytical review of current progress and significant changes in major projects as of period end

•	Inquiry and analytical review of financial indicators such as contract price, estimated contract costs, cost ratio, ratio of amounts due from customers for contract work, major components of total contract costs by the reporting period, accumulated contract costs, fluctuations in total contract costs and others

•	Testing of design and operating effectiveness of internal controls over construction contracts with changed terms and conditions

•	Testing of design and operating effectiveness of internal controls over new construction contracts

•	Recalculation of the percentage of completion independently for the contracts in which the percentage of completion was significantly changed

•	Independent testing of appropriateness of input costs, cut-off, and attribution of costs to each construction contract

•	Review of whether financial statement disclosures on changes in constructions are disclosed appropriately

KPMG Samjong Accounting Corp.

Seoul, Korea

March 6, 2017

This report is effective as of March 6, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

In millions of won	Note	2016		2015

Assets

Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	3,051,353	3,783,065
Current financial assets, net	5,10,11,12,45		2,671,989	5,335,621
Trade and other receivables, net	5,8,14,20,45,46,47		7,788,876	7,473,548
Inventories, net	13		5,479,443	4,946,413
Income tax refund receivables	41		19,163	9,081
Current non-financial assets	15		631,860	397,950
Assets held-for-sale	42		65,842	79,647

Total current assets			19,708,526	22,025,325

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,45		2,657,494	2,495,554
Non-current trade and other receivables, net	5,8,14,45,46,47		1,903,515	1,798,419
Property, plant and equipment, net	18,27,49		145,743,056	141,361,351
Investment properties, net	19,27		353,680	269,910
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,46		980,821	855,832
Investments in associates	4,17		4,092,252	4,405,668
Investments in joint ventures	4,17		1,418,196	1,287,862
Deferred tax assets	41		795,131	623,623
Non-current non-financial assets	15		181,789	131,233

Total non-current assets			158,128,516	153,232,034

Total Assets	4	~~W~~	177,837,042	175,257,359

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2015

In millions of won	Note	2016		2015

Liabilities

Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	5,585,411	4,735,697
Current financial liabilities, net	5,11,23,45,47		8,942,329	7,857,198
Income tax payables	41		1,843,288	2,218,060
Current non-financial liabilities	20,28,29		6,368,210	6,320,711
Current provisions	26,45		1,999,988	1,579,176

Total current liabilities			24,739,226	22,710,842

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		3,558,175	3,718,435
Non-current financial liabilities, net	5,11,23,45,47		44,835,562	51,062,811
Non-current non-financial liabilities	28,29		7,591,605	7,092,252
Employee benefits liabilities, net	25,45		1,686,258	1,503,107
Deferred tax liabilities	41		8,948,520	8,362,683
Non-current provisions	26,45		13,427,151	12,864,754

Total non-current liabilities			80,047,271	84,604,042

Total Liabilities	4	~~W~~	104,786,497	107,314,884

Equity

Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			31,847,275	23,720,167
Unappropriated retained earnings			19,721,686	22,862,164

			53,173,871	48,187,241

Other components of equity	34
Other capital surplus			1,235,146	1,197,388
Accumulated other comprehensive loss			(33,875)	(98,713)
Other equity			13,294,973	13,294,973

			14,496,244	14,393,648

Equity attributable to owners of the controlling company			71,723,693	66,634,467

Non-controlling interests	16, 33		1,326,852	1,308,008

Total Equity		~~W~~	73,050,545	67,942,475

Total Liabilities and Equity		~~W~~	177,837,042	175,257,359

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

In millions of won, except per share information	Note	2016		2015

Sales	4,35,45,47
Sales of goods		~~W~~	55,379,487	54,367,036
Sales of services			356,743	453,487
Sales of construction services	20		4,026,857	3,761,204
Revenue related to transfer of assets from customers			427,297	375,995

			60,190,384	58,957,722

Cost of sales	13,25,43,47
Cost of sales of goods			(41,237,372)	(41,348,917)
Cost of sales of services			(557,037)	(545,692)
Cost of sales of construction services			(3,755,144)	(3,563,120)

			(45,549,553)	(45,457,729)

Gross profit			14,640,831	13,499,993

Selling and administrative expenses	25,36,43,47		(2,639,232)	(2,153,261)

Operating profit	4		12,001,599	11,346,732

Other non-operating income	37		412,887	432,219

Other non-operating expense	37		(188,624)	(108,848)

Other gains, net	38		70,498	8,610,773

Finance income	5,11,39		791,543	1,182,988

Finance expenses	5,11,40		(2,437,087)	(3,015,457)

Profit related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			224,435	280,794
Gain on disposal of investments in associates and joint ventures			52	4,731
Gain on disposal of investments in subsidiaries	16		—	8,376
Share in loss of associates and joint ventures			(243,361)	(86,522)
Loss on disposal of investments in associates and joint ventures			(2,935)	—
Impairment loss on investments in associates and joint ventures	17		(115,539)	—

			(137,348)	207,379

Profit before income tax			10,513,468	18,655,786

Income tax expense	41		(3,365,141)	(5,239,413)

Profit for the period		~~W~~	7,148,327	13,416,373

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, Continued

For the years ended December 31, 2016 and 2015

In millions of won, except per share information	Note	2016		2015

Other comprehensive income (loss)	5,11,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	~~W~~	(75,926)	(87,861)
Share in other comprehensive loss of associates and joint ventures, net of tax	31		(2,515)	(283)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	34		61,279	9,648
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,34		28,414	4,409
Foreign currency translation of foreign operations, net of tax	34		41,360	18,535
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		(54,914)	89,558

Other comprehensive income (loss), net of tax			(2,302)	34,006

Total comprehensive income for the period		~~W~~	7,146,025	13,450,379

Profit or loss attributable to:
Owners of the controlling company	44	~~W~~	7,048,581	13,289,127
Non-controlling interests			99,746	127,246

		~~W~~	7,148,327	13,416,373

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	7,041,557	13,308,132
Non-controlling interests			104,468	142,247

		~~W~~	7,146,025	13,450,379

Earnings per share	44
Basic and diluted earnings per share		~~W~~	10,980	20,701

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal

Balance at January 1, 2015	~~W~~	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income (loss) for the period
Profit for the period		—	13,289,127	—	13,289,127	127,246	13,416,373
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(84,271)	—	(84,271)	(3,590)	(87,861)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(280)	—	(280)	(3)	(283)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	9,744	9,744	(96)	9,648
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	3,157	3,157	1,252	4,409
Foreign currency translation of foreign operations, net of tax		—	—	1,179	1,179	17,356	18,535
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	89,476	89,476	82	89,558
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(86,071)	(407,053)
Issuance of shares of capital by subsidiaries and others		—	—	2,536	2,536	12,329	14,865
Equity transaction within consolidation scope – other than issuance of share capital		—	—	44,166	44,166	9,046	53,212
Changes in consolidation scope		—	—	(716)	(716)	23,229	22,513
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)
Others		—	—	—	—	4	4

Balance at December 31, 2015	~~W~~	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2016 and 2015

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal

Balance at January 1, 2016	~~W~~	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

Total comprehensive income (loss) for the period
Profit for the period		—	7,048,581	—	7,048,581	99,746	7,148,327
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(69,330)	—	(69,330)	(6,596)	(75,926)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(2,532)	—	(2,532)	17	(2,515)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	61,275	61,275	4	61,279
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	27,075	27,075	1,339	28,414
Foreign currency translation of foreign operations, net of tax		—	—	31,406	31,406	9,954	41,360
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(54,918)	(54,918)	4	(54,914)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,990,089)	—	(1,990,089)	(99,982)	(2,090,071)
Issuance of shares of capital by subsidiaries and others		—	—	1,750	1,750	14,809	16,559
Equity transaction within consolidation scope – other than issuance of share capital		—	—	36,008	36,008	12,299	48,307
Changes in consolidation scope		—	—	—	—	3,705	3,705
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)

Balance at December 31, 2016	~~W~~	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

In millions of won	2016		2015

Cash flows from operating activities
Profit for the period	~~W~~	7,148,327	13,416,373
Adjustments for:
Income tax expense		3,365,141	5,239,413
Depreciation		8,881,273	8,269,118
Amortization		79,715	72,266
Employee benefit expense		373,753	314,692
Bad debt expense		37,815	18,350
Interest expense		1,752,868	2,015,684
Loss on sale of financial assets		9	3,008
Loss on disposal of property, plant and equipment		4,996	1,933
Loss on abandonment of property, plant, and equipment		426,519	365,056
Impairment loss on property, plant and equipment		—	30,344
Impairment loss on intangible assets		3,945	22
Loss on disposal of intangible assets		158	16
Accretion expense to provisions, net		1,782,732	1,602,724
Loss on foreign currency translation, net		253,468	617,224
Valuation and transaction gain on derivative instruments, net		(231,630)	(708,120)
Share in loss (income) of associates and joint ventures, net		18,926	(194,272)
Gain on disposal of financial assets		(1,482)	(4)
Gain on disposal of property, plant and equipment		(74,035)	(8,637,508)
Gain on disposal of intangible assets		—	(32)
Gain on disposal of investments in associates and joint ventures		(52)	(4,731)
Loss on disposal of investments in associates and joint ventures		2,935	—
Gain on disposal of investments in subsidiaries		—	(8,376)
Impairment loss on investments in associates and joint ventures		115,539	—
Interest income		(241,778)	(241,585)
Dividend income		(9,446)	(14,069)
Impairment loss on available-for-sale securities		86,703	84,370
Others, net		66,260	(35,107)

		16,694,332	8,790,416

Changes in:
Trade receivables		200,529	715,498
Non-trade receivables		(68,322)	(17,102)
Accrued income		69,151	17,051
Other receivables		10,093	(9,441)
Other current assets		(259,492)	67,520
Inventories		(1,439,545)	(1,190,188)
Other non-current assets		(2,792)	(31,465)
Trade payables		141,994	(1,577,551)
Non-trade payables		(8,379)	38,223
Accrued expenses		(153,172)	(410,744)
Other payables		—	964
Other current liabilities		284,417	870,945
Other non-current liabilities		809,699	377,617
Investments in associates and joint ventures		75,407	114,708
Provisions		(1,527,129)	(1,033,502)
Payments of employee benefit obligations		(53,477)	(43,100)
Plan assets		(312,125)	(214,449)

		(2,233,143)	(2,325,016)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

In millions of won	2016		2015

Cash generated from operating activities	~~W~~	21,609,516	19,881,773
Dividends received		10,294	38,565
Interest paid		(2,041,379)	(2,176,040)
Interest received		240,878	133,875
Income taxes paid		(3,298,757)	(935,068)

Net cash from operating activities		16,520,552	16,943,105

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		46,644	22,058
Acquisition of associates and joint ventures		(113,222)	(116,114)
Proceeds from disposals of property, plant and equipment		207,960	9,843,796
Acquisition of property, plant and equipment		(12,028,789)	(14,049,887)
Proceeds from disposals of intangible assets		430	467
Acquisition of intangible assets		(124,422)	(87,946)
Proceeds from disposals of financial assets		10,876,017	242,856
Acquisition of financial assets		(8,130,621)	(5,326,151)
Increase in loans		(206,092)	(153,570)
Collection of loans		117,561	111,714
Increase in deposits		(468,734)	(352,669)
Decrease in deposits		161,166	185,154
Receipt of government grants		32,878	52,696
Usage of government grants		(33,516)	(13,372)
Net cash inflow (outflow) from changes in consolidation scope		3,754	(968)
Other cash inflow (outflow) from investing activities, net		13,116	(132,034)

Net cash used in investing activities		(9,645,870)	(9,773,970)

Cash flows from financing activities
Repayment of short-term borrowings, net		(49,604)	(65,355)
Proceeds from long-term borrowings and debt securities		2,302,060	4,178,454
Repayment of long-term borrowings and debt securities		(7,750,047)	(8,960,706)
Payment of finance lease liabilities		(118,215)	(110,040)
Settlement of derivative instruments, net		73,246	73,348
Change in non-controlling interest		10,538	104,019
Dividends paid (hybrid bond)		(16,455)	(16,455)
Dividends paid		(2,088,429)	(409,884)
Other cash outflow from financing activities, net		(570)	—

Net cash used in financing activities		(7,637,476)	(5,206,619)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(762,794)	1,962,516

Effect of exchange rate fluctuations on cash held		31,082	24,249

Net increase (decrease) in cash and cash equivalents		(731,712)	1,986,765

Cash and cash equivalents at January 1		3,783,065	1,796,300

Cash and cash equivalents at December 31	~~W~~	3,051,353	3,783,065

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2016, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 197,308,414 shares (30.74%) as of December 31, 2016.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”) were authorized for issuance by the Board of Directors on February 17, 2017, which will be submitted for approval at the shareholders’ meeting held on March 21, 2017.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 25).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not yet metered nor billed are estimated at the reporting date are estimated based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2016 and 2015 are ~~W~~1,615,322 million and ~~W~~1,599,592 million, respectively.

(vi)	Construction contracts

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the total estimated costs expected to be incurred in the future, costs incurred which are not related to construction progress, changes in costs due to change of contract or design, etc. Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events.

(vii)	Wolsung unit 1 nuclear power plant of the Company commenced operations on November 21, 1982 and ended its operations on November 20, 2012 pursuant to its 30-year operating license. On February 27, 2015, the Nuclear Safety and Security Commission (NSSC) evaluated the safety of operation on the Wolsung Unit 1 nuclear power plant and approved to continue its operation until November 20, 2022. As described in note 50, the lawsuit related to the validity of the approval of NSSC is currently ongoing. The consolidated financial statements were prepared based on the judgment of the Company that the approval of NSSC is valid and Wolsung Unit 1 nuclear power plant will be operating until 2022.

(5)	Changes in accounting policies

(i)	Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’

The Company has adopted amendments to K-IFRS 1016, ‘Property, Plant and Equipment’, since January 1, 2016. Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’, specify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(ii)	Amendments to K- IFRS 1038, ‘Intangible Assets’

The Company has adopted amendments to K- IFRS 1038, ‘Intangible Assets’, since January 1, 2016. Amendments to K-IFRS 1038, ‘Intangible Assets’, introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be rebutted only when revenue and the consumption of the economic benefits of the intangible asset are highly correlated, or when the intangible asset is expressed as a measure of revenue.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(iii)	Amendments to K-IFRS 1111, ‘Joint Arrangement’

The Company has adopted amendments to K-IFRS 1111, ‘Joint Arrangement’, since January 1, 2016. Amendments to K-IFRS 1111, ‘Joint Arrangement’, require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business as defined in K-IFRS 1103, ‘Business Combinations’.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(iv)	Amendments to K-IFRS 1011, ‘Construction Contracts’

The Company has adopted amendments to K-IFRS 1011, ‘Construction Contracts’, since January 1, 2016. Amendments to K-IFRS 1011, ‘Construction Contracts’, require the Company to disclose the construction contracts by each project or operating segment (refer to note 20).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

There are certain amendments to K-IFRS 1105, ‘Non-current Assets Held for Sale and Discontinued Operation’, that provides guidance when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa), K-IFRS 1107, ‘Financial Instruments: Disclosures’, K-IFRS 1019, ‘Employee Benefits’, and K-IFRS 1034, ‘Interim Financial Reporting’.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(6)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published for mandatory application for annual periods beginning after January 1, 2016.

(i)	K-IFRS 1109, ‘Financial Instruments’

K-IFRS 1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’. The Company plans to adopt K-IFRS 1109 for the year beginning on January 1, 2018. K-IFRS 1109 will generally be applied retrospectively; however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

K-IFRS 1109 will require the Company to assess the financial impact from application of K-IFRS 1109 and revise its accounting processes and internal controls related to financial instruments. Actual impact of adopting K-IFRS 1109 will be dependent on the financial instruments the Company holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

The Company has not initiated any changes in internal controls processes or accounting processing systems, and has not performed an assessment of the impact resulting from the application of K-IFRS 1109. The Company is currently performing a detailed assessment of the potential impact from the application of K-IFRS 1109 and plans to complete the assessment in advance of its effective date. Expected impacts on the consolidated financial statements are generally categorized as follows:

①	Classification and measurement of financial assets

Under K-IFRS 1109, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. Under K-IFRS 1109, derivatives embedded in hybrid contracts where the host is a financial asset are not bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS 1109 compared to the existing guidance in K-IFRS 1039, the adoption of K-IFRS 1109 would potentially increase the proportion of financial assets that are measured at FVTPL, increasing volatility in the Company’s profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

2.	Basis of Preparation, Continued

(6)	New standards and interpretations not yet adopted, continued

The criteria for classification and measurement of financial assets under K-IFRS 1109 are as follows:

•	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

•	A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

•	On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify(recycle) the those items in OCI to profit or loss subsequently.

•	A financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI.

As of December 31, 2016, the Company has loans and receivables amounting to ~~W~~16,273,877 million, available-for-sale financial assets amounting to ~~W~~1,014,732 million, and financial assets at fair value through profit or loss amounting to ~~W~~367,477 million.

②	Classification and measurement of financial liabilities

Under K-IFRS 1109, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

As a portion of fair value change which was recognized in profit or loss under the existing standard, K-IFRS 1039, will be presented in OCI under K-IFRS 1109, profit or loss related to valuation of the same financial liabilities is likely to decrease.

The Company does not have any financial liability designated as at FVTPL as of December 31, 2016.

③	Impairment: Financial assets and contract assets

K-IFRS 1109 replaces the ‘incurred loss’ model in the existing standard with a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

Under K-IFRS 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS 1039 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

2.	Basis of Preparation, Continued

(6)	New standards and interpretations not yet adopted, continued

Classification		Loss allowances

Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL:	ECLs that resulted from possible default events within the 12 months after the reporting date
Stage 2	Credit risk has increase significantly since the initial recognition	Lifetime ECL:	ECL that resulted from all possible default events over the expected life of a financial instrument
Stage 3	Credit-impaired

Under K-IFRS 1109, financial assets of which the credit was impaired at the initial recognition, cumulative changes in lifetime ECL since the initial recognition are recognized as loss allowances.

As of December 31, 2016, the Company has debt instruments in financial assets measured at amortized cost amounting to ~~W~~16,438,054 million (loans and receivables) and has recognized loss allowances for ~~W~~164,177 million.

④	Hedge accounting

K-IFRS 1109 retains the mechanics of hedge accounting (fair value hedge, cash flow hedge, hedging on net investment in a foreign operation) which was defined in the existing guidance in K-IFRS 1109, but provides principle-based and less complex guidance in hedging which focuses on the risk management activities. More hedged items and hedging instruments would qualify for hedge accounting, more qualitative and forward-looking approach will be taken to assessing hedge effectiveness, and qualitative threshold (80~125%) is removed under K-IFRS 1109.

Certain transactions which were not qualified for hedge accounting under the existing standard will likely quality for hedge accounting under K-IFRS 1109, decreasing volatility in the Company’s profits or loss.

As of December 31, 2016, the Company has asset and liabilities designated as hedged items amounting to ~~W~~413,897 million and ~~W~~117,157 million, respectively.

When initially applying K-IFRS 1109, the Company may choose as its accounting policy to continue to apply the hedge accounting requirements of K-IFRS 1039.

(ii)	K-IFRS 1115, ‘Revenue from Contracts with Customers’

K-IFRS 1115, ‘Revenue from Contracts from Customers’, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

It replaces existing revenue recognition guidance, including K-IFRS 1018, ‘Revenue’, K-IFRS 1011, ‘Construction Contracts’, K-IFRS 2031, ‘Revenue-Barter transactions involving advertising services’, K-IFRS, ‘2113 Customer Loyalty Programs’, K-IFRS 2115, ‘Agreements for the construction of real estate’, K-IFRS 2118, ‘Transfers of assets from customers’.

Existing K-IFRS standards and interpretations including K-IFRS 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company is currently performing a detailed assessment of the impact resulting from the application of K-IFRS 1115 and plans to complete the assessment in advance of its effective date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

2.	Basis of Preparation, Continued

(6)	New standards and interpretations not yet adopted, continued

(iii)	Amendments to K-IFRS 1102, ‘Share-based Payment’

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the company settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

The adoption of the amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

(iv)	Amendments to K-IFRS 1007, ‘Statement of Cash Flows’

The amendments require changes in liabilities arising from financing activities to be disclosed. The amendments are effective for annual periods beginning on or after January 1, 2017.

The adoption of the amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

(v)	Amendments to K-IFRS 1012, ‘Income Taxes’

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Company assesses whether there will be sufficient taxable profit, the Company should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2017.

The adoption of the amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2015.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(1)	Basis of consolidation, continued

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘Income Taxes’ and K-IFRS 1019, ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039, ’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRS’ applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applying K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which is acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(6)	Goodwill, continued

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the utility rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return.

The Company recognize revenue from electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general, etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of other services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3. (9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’, when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue on a straight-line basis over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is presented as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is presented as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advance received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(iii)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(25) Derivative financial instruments, including hedge accounting); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which will immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. Accordingly, useful lives of certain machinery were changed during 2016 and as a result, depreciation expenses increased by ~~W~~160,985 million for the year ended December 31, 2016. Depreciation expenses are expected to increase by ~~W~~130,514 million and ~~W~~91,197 million for the years ending December 31, 2017 and 2018, respectively, and to decrease by ~~W~~382,696 million for the years after December 31, 2018.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods

Usage rights for donated assets	10 ~ 20	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Leasehold rights	10	Straight
Others	3 ~ 50 or Indefinite	Straight
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Company’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(19)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(20)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(21)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(23)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(23)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(24)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with K-IFRS 1011, ’Construction Contracts’ and K-IFRS 1018, ‘Revenue’, respectively. If the Company performs more than one service under a single contract or arrangement, consideration received or receivable is allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

The Company recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(25)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2016 and 2015, respectively, are as follows:

In millions of won
2016
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries

Transmission and distribution	~~W~~	60,289,581	1,890,489	58,399,092	4,881,540	3,226,700	80,882	844,200	(128,402)
Electric power generation (Nuclear)		11,168,579	11,129,385	39,194	3,819,778	3,130,820	33,111	474,590	(1,082)
Electric power generation (Non-nuclear)		21,394,223	20,561,044	833,179	3,211,318	2,523,306	24,171	359,607	(8,342)
Plant maintenance & engineering service		2,618,388	2,190,207	428,181	196,989	98,843	10,672	2,156	478
Others		567,836	77,098	490,738	89,301	26,817	115,928	97,926	—
Consolidation adjustments		(35,848,223)	(35,848,223)	—	(197,327)	(45,498)	(22,986)	(25,611)	—

	~~W~~	60,190,384	—	60,190,384	12,001,599	8,960,988	241,778	1,752,868	(137,348)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2016 and 2015, respectively, are as follows, continued:

In millions of won
2015
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries

Transmission and distribution	~~W~~	58,540,389	1,230,975	57,309,414	4,425,361	2,859,037	132,809	1,092,594	220,406
Electric power generation (Nuclear)		10,642,352	10,596,189	46,163	3,784,990	3,070,828	24,612	532,490	(595)
Electric power generation (Non-nuclear)		21,469,345	20,906,081	563,264	2,732,497	2,337,353	22,171	319,647	(10,686)
Plant maintenance & engineering service		2,533,887	2,016,699	517,188	285,786	85,662	12,293	542	(1,746)
Others		672,250	150,557	521,693	42,629	27,491	108,104	127,684	—
Consolidation adjustments		(34,900,501)	(34,900,501)	—	75,469	(38,987)	(58,404)	(57,273)	—

	~~W~~	58,957,722	—	58,957,722	11,346,732	8,341,384	241,585	2,015,684	207,379

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2016 and 2015 are as follows:

In millions of won
2016
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities

Transmission and distribution	~~W~~	105,321,129	4,121,462	6,345,004	49,854,420
Electric power generation (Nuclear)		52,782,915	15,384	1,945,610	27,366,938
Electric power generation (Non-nuclear)		47,427,642	1,320,203	3,508,313	26,205,049
Plant maintenance & engineering service		3,106,909	53,399	180,715	1,218,047
Others		7,423,132	—	365,470	2,761,262
Consolidation adjustments		(38,224,685)	—	(191,901)	(2,619,219)

Consolidated totals	~~W~~	177,837,042	5,510,448	12,153,211	104,786,497

In millions of won
2015
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities

Transmission and distribution	~~W~~	106,306,250	4,338,888	5,885,919	53,125,589
Electric power generation (Nuclear)		51,043,890	16,385	2,647,304	27,386,113
Electric power generation (Non-nuclear)		44,453,545	1,283,432	5,063,195	25,587,071
Plant maintenance & engineering service		2,990,862	54,825	249,627	1,172,351
Others		5,962,546	—	144,846	2,312,658
Consolidation adjustments		(35,499,734)	—	146,942	(2,268,898)

Consolidated totals	~~W~~	175,257,359	5,693,530	14,137,833	107,314,884

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2016		2015	2016	2015

Domestic	~~W~~	55,737,308	54,727,071	148,297,677	143,788,043
Overseas (*1)		4,453,076	4,230,651	4,474,699	4,526,395

	~~W~~	60,190,384	58,957,722	152,772,376	148,314,438

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2016 and 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,051,353	—	—	—	3,051,353
Current financial assets
Held-to-maturity investments		—	—	—	114	—	114
Derivative assets		79,709	—	—	—	113,574	193,283
Other financial assets		—	2,478,592	—	—	—	2,478,592
Trade and other receivables		—	7,788,876	—	—	—	7,788,876

		79,709	13,318,821	—	114	113,574	13,512,218

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	1,014,732	—	—	1,014,732
Held-to-maturity investments		—	—	—	3,130	—	3,130
Derivative assets		287,768	—	—	—	300,323	588,091
Other financial assets		—	1,051,541	—	—	—	1,051,541
Trade and other receivables		—	1,903,515	—	—	—	1,903,515

		287,768	2,955,056	1,014,732	3,130	300,323	4,561,009

	~~W~~	367,477	16,273,877	1,014,732	3,244	413,897	18,073,227

In millions of won	2015
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,783,065	—	—	—	3,783,065
Current financial assets
Held-to-maturity investments		—	—	—	381	—	381
Derivative assets		1,498	—	—	—	95,759	97,257
Other financial assets		—	5,237,983	—	—	—	5,237,983
Trade and other receivables		—	7,473,548	—	—	—	7,473,548

		1,498	16,494,596	—	381	95,759	16,592,234

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	584,479	—	—	584,479
Held-to-maturity investments		—	—	—	3,242	—	3,242
Derivative assets		253,510	—	—	—	266,383	519,893
Other financial assets		—	1,387,940	—	—	—	1,387,940
Trade and other receivables		—	1,798,419	—	—	—	1,798,419

		253,510	3,186,359	584,479	3,242	266,383	4,293,973

	~~W~~	255,008	19,680,955	584,479	3,623	362,142	20,886,207

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,115,521	—	1,115,521
Debt securities		—	7,823,557	—	7,823,557
Derivative liabilities		3,251	—	—	3,251
Trade and other payables		—	5,585,411	—	5,585,411

		3,251	14,524,489	—	14,527,740

Non-current liabilities
Borrowings		—	1,773,891	—	1,773,891
Debt securities		—	42,926,236	—	42,926,236
Derivative liabilities		18,278	—	117,157	135,435
Trade and other payables		—	3,558,175	—	3,558,175

		18,278	48,258,302	117,157	48,393,737

	~~W~~	21,529	62,782,791	117,157	62,921,477

In millions of won	2015
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,144,027	—	1,144,027
Debt securities		—	6,702,926	—	6,702,926
Derivative liabilities		9,487	—	758	10,245
Trade and other payables		—	4,735,697	—	4,735,697

		9,487	12,582,650	758	12,592,895

Non-current liabilities
Borrowings		—	1,932,259	—	1,932,259
Debt securities		—	48,974,287	—	48,974,287
Derivative liabilities		39,524	—	116,741	156,265
Trade and other payables		—	3,718,435	—	3,718,435

		39,524	54,624,981	116,741	54,781,246

	~~W~~	49,011	67,207,631	117,499	67,374,141

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the years ended December 31, 2016 and

2015 are as follows:

In millions of won		2016		2015

Cash and cash equivalents	Interest income	~~W~~	61,380	54,687
Available-for-sale financial assets	Dividends income		9,446	14,069
	Impairment loss on available-for-sale financial assets		(86,703)	(84,370)
	Gain (loss) on disposal of available-for-sale financial assets		1,473	(3,004)
	Interest income		—	29
Held-to-maturity investments	Interest income		97	99
Loans and receivables	Interest income		25,106	28,586
Trade and other receivables	Interest income		102,237	100,771
Short-term financial instruments	Interest income		45,763	46,921
Long-term financial instruments	Interest income		7,195	10,492
Financial assets at fair value through profit or loss	Gain on valuation of derivatives		113,671	220,285
	Gain (loss) on transaction of derivatives		(8,039)	8,605
Derivative assets (using hedge accounting)	Gain on valuation of derivatives (profit or loss)		145,458	244,020
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		50,047	(12,572)
	Gain (loss) on transaction of derivatives		(13,994)	2,818
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,202,065)	(1,392,477)
	Loss on retirement of financial liabilities		(23,000)	(33)
	Interest expense of trade and other payables		(68,375)	(84,527)
	Interest expense of others		(482,428)	(538,680)
	Loss on foreign currency transactions and translations		(290,485)	(708,178)
Financial liabilities at fair value through profit or loss	Gain on valuation of derivatives		23,225	35,312
	Gain on transaction of derivatives		17,045	107,454
Derivative liabilities (using hedge accounting)	Gain on valuation of derivatives (profit or loss)		5,714	93,914
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		(3,297)	9,728
	Loss on transaction of derivatives		(51,450)	(4,288)

(*)	Items are included in other comprehensive income or loss. All other income and gain listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

6.	Restricted Deposits

Restricted deposits as of December 31, 2016 and 2015 are as follows:

In millions of won		2016		2015

Cash and cash equivalents	Escrow accounts	~~W~~	91	4,828
	Deposits for government project		16,457	5,839
	Collateral provided for borrowings		80,327	6,839
	Collateral provided for lawsuit		241	641
	Deposits for transmission regional support program		2,137	204
	Pledge		—	740
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		437,015	—
Short-term financial instruments	Bidding guarantees		118	—
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		33,000	18,000
Other current receivables	Deposit for lawsuit		16,000	—
Long-term financial instruments	Guarantee deposits for checking account		2	2
	Guarantee deposits for banking accounts at oversea branches		342	333
	Decommissioning costs of nuclear power plants		214,121	652,700
	Collateral provided for borrowings		—	20
	Funds for developing small and medium enterprises (*1)		200,000	100,000

		~~W~~	999,851	790,146

(*1)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for the high potential businesses as of December 31, 2016.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Cash	~~W~~	119	109
Other demand deposits		1,725,785	1,309,396
Short-term deposits classified as cash equivalents		120,594	374,575
Short-term investments classified as cash equivalents		1,204,855	2,098,985

	~~W~~	3,051,353	3,783,065

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,260,227	(71,985)	—	7,188,242
Other receivables		652,782	(50,071)	(2,077)	600,634

		7,913,009	(122,056)	(2,077)	7,788,876

Non-current assets
Trade receivables		491,509	—	—	491,509
Other receivables		1,455,860	(37,590)	(6,264)	1,412,006

		1,947,369	(37,590)	(6,264)	1,903,515

	~~W~~	9,860,378	(159,646)	(8,341)	9,692,391

In millions of won	2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,862,762	(51,956)	(14)	6,810,792
Other receivables		718,717	(52,778)	(3,183)	662,756

		7,581,479	(104,734)	(3,197)	7,473,548

Non-current assets
Trade receivables		447,010	—	—	447,010
Other receivables		1,396,107	(38,968)	(5,730)	1,351,409

		1,843,117	(38,968)	(5,730)	1,798,419

	~~W~~	9,424,596	(143,702)	(8,927)	9,271,967

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	360,021	(50,071)	—	309,950
Accrued income		62,063	—	—	62,063
Deposits		193,720	—	(2,077)	191,643
Finance lease receivables		12,225	—	—	12,225
Others		24,753	—	—	24,753

		652,782	(50,071)	(2,077)	600,634

Non-current assets
Non-trade receivables		80,393	(26,942)	—	53,451
Accrued income		174	—	—	174
Deposits		320,935	—	(6,264)	314,671
Finance lease receivables		960,649	—	—	960,649
Others		93,709	(10,648)	—	83,061

		1,455,860	(37,590)	(6,264)	1,412,006

	~~W~~	2,108,642	(87,661)	(8,341)	2,012,640

In millions of won	2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	330,669	(52,778)	—	277,891
Accrued income		88,256	—	—	88,256
Deposits		235,745	—	(3,183)	232,562
Finance lease receivables		12,098	—	—	12,098
Others		51,949	—	—	51,949

		718,717	(52,778)	(3,183)	662,756

Non-current assets
Non-trade receivables		93,782	(31,829)	—	61,953
Accrued income		582	—	—	582
Deposits		256,745	—	(5,730)	251,015
Finance lease receivables		941,710	—	—	941,710
Others		103,288	(7,139)	—	96,149

		1,396,107	(38,968)	(5,730)	1,351,409

	~~W~~	2,114,824	(91,746)	(8,913)	2,014,165

(3)	Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three-months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Trade receivables: (not overdue, not impaired)	~~W~~	7,592,363	7,198,403

Trade receivables: (overdue, not impaired)		820	891

Less than 60 days		820	891

Trade receivables: (impairment reviewed)		158,553	110,478

60 ~ 90 days		44,277	31,973
90 ~ 120 days		18,917	11,010
120 days ~ 1 year		42,534	35,097
Over 1 year		52,825	32,398

		7,751,736	7,309,772
Less: allowance for doubtful accounts		(71,985)	(51,956)
Less: present value discount		—	(14)

	~~W~~	7,679,751	7,257,802

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant. The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets an allowance based on past experience of collection.

(5)	Aging analysis of other receivables as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Other receivables: (not overdue, not impaired)	~~W~~	1,887,620	1,918,132

Other receivables: (overdue, not impaired)		46,887	20,249

Less than 60 days		46,887	20,249

Other receivables: (impairment reviewed)		174,135	176,443

60 ~ 90 days		7,352	2,409
90 ~ 120 days		2,160	10,097
120 days ~ 1 year		17,613	21,433
Over 1 year		147,010	142,504

		2,108,642	2,114,824
Less: allowance for doubtful accounts		(87,661)	(91,746)
Less: present value discount		(8,341)	(8,913)

	~~W~~	2,012,640	2,014,165

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	~~W~~	51,956	91,746	80,644	67,932
Bad debt expense		38,719	233	1,308	18,473
Write-off		(18,939)	(928)	(28,978)	(888)
Reversal		—	(5,489)	(1,018)	(413)
Others		249	2,099	—	6,642

Ending balance	~~W~~	71,985	87,661	51,956	91,746

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed:
Korea District Heating Corp.	~~W~~	130,410	—	—	23,773	—	—	154,183
Kwanglim Co., Ltd. (*1)		262	—	(214)	598	—	(646)	—
Ssangyong Motor Co., Ltd.		299	—	—	5	—	—	304
Sungjee Construction. Co., Ltd.		5	—	—	16	—	—	21
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		1	—	—	(1)	—	—	—
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		53	—	—	21	—	—	74
PAN ocean Co., Ltd.		6	—	—	1	—	—	7
Borneo International Furniture Co., Ltd.		103	—	—	—	—	—	103
TONGYANG Inc. (*1)		217	—	(44)	25	—	(198)	—
TONGYANG networks Inc. (*1)		6	—	(3)	—	—	(3)	—
Nexolon Co., Ltd. (*1)		3,196	—	(3,137)	569	—	(628)	—
Dongbu Corporation,		—	—	—	—	—	12	12
PT Adaro Energy Tbk		21,012	—	—	52,049	—	—	73,061
Energy Fuels Inc.		5,926	—	—	(2,775)	(3,273)	3,507	3,385
Baralaba Coal Company Limited (formerly, Cockatoo Coal Limited)		42	—	—	—	—	—	42
Denison Mines Corp.		34,457	—	—	—	(5,849)	7,896	36,504
Fission 3.0		30	—	—	(16)	—	2	16
Fission Uranium Corp.		554	—	—	(126)	—	31	459

		196,579	—	(3,398)	74,139	(9,122)	9,973	268,171

Unlisted:
K&C - Gyeongnam youth job creation Investment Fund		1,207	—	—	—	—	—	1,207
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I		571	—	—	—	—	—	571
Troika Overseas Resource Development Private Equity Firm		1,553	—	—	—	—	—	1,553
IBK-AUCTUS Green Growth Private Equity firm (*1)		855	—	(814)	—	—	—	41
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		1,375	—	—	—	—	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)		1,069	3,685	(365)	—	—	—	4,389
Construction Guarantee		805	—	—	14	—	—	819
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	3,000	—	—	—	—	3,301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Korea investment – Investment Pool for Public funds 10		—	142,470	—	(1,155)	—	—	141,315
Samsung investment – Investment Pool for Public funds 2		—	213,710	—	(1,790)	—	—	211,920
Samsung investment – Investment Pool for Public funds 1		—	53,220	—	(8)	—	—	53,212
Korea investment – Hanwha KT Mater Lease Private Special Investment Trust (*1)		—	31,200	(640)	8	—	—	30,568

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Hwan Young Steel Co., Ltd.	~~W~~	97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	(22)	—	—
Dongnam Co., Ltd.		72	—	—	—	(72)	—	—
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		93	—	—	—	(93)	—	—
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	(6,018)	—	1,495
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	(3)	(2)	—
Pumyang Asset Management Co., Ltd.		3	—	—	—	(3)	—	—
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		3	—	—	—	—	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	(10)	—
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
DALIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA JEONJU Co., Ltd.		69	—	—	—	—	—	69
KYUNGWON Co., Ltd.		14	—	—	—	(14)	—	—
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	(4)	—	—
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		2	—	—	—	—	—	2
KS Remicon Co., Ltd.		3	—	—	—	—	—	3
Sewoong Heavy Industries Co., Ltd.		40	—	—	—	(40)	—	—
SIN-E Steel Co., Ltd.		33	—	—	—	—	—	33
Joongang Platec Co., Ltd.		72	—	—	—	(37)	—	35
Pyungsan SI Ltd.		9	—	—	—	—	—	9
Samgong Development Co., Ltd.		7	—	—	—	—	—	7
Joongang Development Co., Ltd.		8	—	—	—	—	—	8
AJS Co., Ltd.		32	—	—	—	—	—	32
SHIN-E B&P Co., Ltd.		10	—	—	—	—	—	10
MSE Co., Ltd.		9	—	—	—	—	—	9
Ilrim Nano Tec Co., Ltd.		15	—	—	—	—	—	15
Kwang Myeong Electronics Technology Co., Ltd.		11	—	—	—	(11)	—	—
Youngjin Hi-Tech Co., Ltd.		21	—	—	—	—	—	21
Dong Woo International Co., Ltd.		18	—	—	—	—	—	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		3	—	—	—	—	—	3
Ilsuk Co., Ltd.		10	—	—	—	—	—	10
Dongyang Telecom Co., Ltd.		11	—	—	—	—	—	11
Han Young Construction Co., Ltd.		3	—	—	—	—	—	3
Jongwon Remicon Co., Ltd.		13	—	—	—	—	—	13
Ace Heat Treating Co., Ltd.		72	—	—	—	—	—	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Seyang Inc.		27	—	—	—	—	—	27
Seungri Enterprise Co., Ltd.		3	—	—	—	—	—	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Onggane Food Co., Ltd.	~~W~~	1	—	—	—	—	—	1
Shin-E P&C Co., Ltd.		1	—	—	—	—	—	1
Ejung Ad Co., Ltd.		3	—	—	—	—	—	3
Solvus Co., Ltd.		3	—	—	—	—	—	3
Myung Co., Ltd.		2	—	—	—	—	—	2
Emotion Co., Ltd.		8	—	—	—	—	—	8
Youngdong Concrete Co., Ltd.		7	—	—	—	—	—	7
Shinil Engineering Co., Ltd.		3	—	—	—	—	—	3
Korea Castiron Industrial Co., Ltd.		22	—	—	—	(22)	—	—
FFG DMC Co., Ltd.		17	—	—	—	(68)	51	—
Daeseong Metal Co., Ltd.		47	—	—	—	—	(47)	—
Biwang Industry Co., Ltd		2	—	—	—	—	—	2
Huimun Co., Ltd.		4	—	—	—	—	—	4
Sunun IT F Co., Ltd.		8	—	—	—	—	(8)	—
Young Sung Co., Ltd.		27	—	—	—	—	—	27
Yuil Industrial Electronics Co., Ltd.		16	—	—	—	—	—	16
DN TEK Inc.		62	—	—	—	(56)	—	6
Daeyang F.M.S Corporation		3	—	—	—	—	20	23
Kwang Jin Structure Co., Ltd.		31	—	—	—	—	—	31
Woojin Industry Corporation		16	—	—	—	—	—	16
Kwang Sung Industry Co., Ltd.		7	—	—	—	—	—	7
Matsaeng Food Co., Ltd.		6	—	—	—	—	(6)	—
Futech Mold Co., Ltd.		14	—	—	—	—	—	14
Samcheonri Industrial Co., Ltd.		13	—	—	—	—	—	13
Woojoo Environment Ind. Co., Ltd.		13	—	—	—	—	—	13
Cheongatti Co., Ltd.		4	—	—	—	—	—	4
Hyungji Esquire Co., Ltd.		21	—	—	—	—	1	22
Kolmar Pharma Co., Ltd.		52	—	—	—	(49)	—	3
Morado Co., Ltd.		2	—	—	—	—	—	2
Myung Sung Tex Co., Ltd.		2	—	—	—	—	—	2
Kwang Sung Co., Ltd.		—	—	—	—	—	31	31
EverTechno. Co., Ltd.		—	—	—	—	(140)	147	7
Autowel Co., Ltd.		—	—	—	—	—	13	13
Woobang Constructon Co., Ltd.		—	—	—	—	—	8	8
Shin Pyung Co., Ltd.		—	—	—	—	—	3	3
JMC Heavy Industries Co., Ltd.		—	—	—	—	—	27	27
Najin Steel Co., Ltd.		—	—	—	—	—	5	5
Kunyang Food Co., Ltd.		—	—	—	—	(1)	1	—
Sinkwang Industry Co., Ltd.		—	—	—	—	—	5	5
Join Land Co., Ltd.		—	—	—	—	—	1	1
Crystal Co., Ltd.		—	—	—	—	—	2	2
Elephant & Friends Co., Ltd.		—	—	—	—	—	3	3
Mireco Co., Ltd.		—	—	—	—	—	11	11
L&K Industry Co., Ltd.		—	—	—	—	—	24	24
JO Tech Co., Ltd.		—	—	—	—	—	25	25
Samwoo EMC Co., Ltd.		—	—	—	—	(117)	117	—
Kendae Printing Co., Ltd.		—	—	—	—	—	21	21
Golden Tech Co., Ltd.		—	—	—	—	(114)	114	—
Dauning Co., Ltd.		—	—	—	—	—	6	6
Korea Trecision Co., Ltd.		—	—	—	—	—	5	5
Buhmwoo Chemical Corp.		—	—	—	—	(20)	20	—
Ace Track Co., Ltd.		—	—	—	—	(160)	219	59

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Taebok Machinery Co., Ltd.	~~W~~	—	—	—	—	—	11	11
Yooah Industry Co., Ltd.		—	—	—	—	—	13	13
Yoo-A Construction Co., Ltd.		—	—	—	—	—	11	11
Dung Hwan Co., Ltd.		—	—	—	—	—	5	5
Dongjin Metal Co., Ltd.		—	—	—	—	(27)	27	—
Hurim Biocell Co., Ltd.		—	—	—	—	—	5	5
P. J, Trading Co., LTd.		—	—	—	—	—	—	—
Sunjin Power Tech Co., Ltd.		—	—	—	—	(157)	247	90
Smart Power Co., Ltd.		—	200	—	—	—	—	200
Sunjin Inprecision Co., Ltd.		—	—	—	—	(169)	169	—
Haseung Industries Co., Ltd.		—	—	—	—	—	28	28
Beer Yeast Korea Inc.		—	—	—	—	—	7	7
Daeryung Corporation		—	—	—	—	—	10	10
Korea Bio Red Ginseng Co., Ltd.		—	—	—	—	—	10	10
ESGI Co., Ltd.		—	—	—	—	(120)	120	—
ENH Co., Ltd.		—	—	—	—	(55)	55	—
HS Development Co., Ltd.		—	—	—	—	—	54	54
OCO Co., Ltd.		—	—	—	—	—	11	11
B CON Co., Ltd.		—	—	—	—	—	6	6
Doosun Co., Ltd.		—	—	—	—	(62)	62	—
CheonIl Metal Co., Ltd.		—	—	—	—	—	4	4
Teakwang Tech Co., Ltd.		—	—	—	—	—	12	12
SsangMa Machine Co., Ltd.		—	—	—	—	—	1	1
SinJin Co., Ltd.		—	—	—	—	—	9	9
Ace Integration Co., Ltd		—	—	—	—	—	21	21
AceInti Agricultiral Co., Ltd.		—	—	—	—	—	1	1
KyungDong Co., Ltd.		—	—	—	—	—	1	1
ChunWon Development Co., Ltd.		—	—	—	—	—	39	39
WonIl Co., Ltd.		—	—	—	—	—	50	50
SungLim Industrial Co., Ltd.		—	—	—	—	—	1	1
DaeHa Co., Ltd.		—	—	—	—	—	11	11
Korea Minerals Co., Ltd.		—	—	—	—	—	135	135
HyoDong Development Co., Ltd.		—	—	—	—	—	24	24
Haspe Tech Co., Ltd.		—	—	—	—	—	20	20
JoHyun Co., Ltd.		—	—	—	—	—	18	18
KC Co., Ltd.		—	—	—	—	—	3	3
SeongJi Industrial Co., Ltd.		—	—	—	—	—	1	1
SsangYong E&C Co., Ltd. (*1)		—	—	(9)	—	—	9	—
Areva nc Expansion		170,118	—	—	—	(69,927)	(1,719)	98,472
Navanakorn Electric Co., Ltd.		17,951	—	—	—	—	558	18,509
PT. Kedap Saayq		—	—	—	—	—	—	—
Set Holding		179,585	—	—	(9,415)	—	—	170,170
PT. Cirebon Energi Prasarana		635	1,999	—	—	—	75	2,709

		387,900	449,484	(1,828)	(12,346)	(77,581)	932	746,561

	~~W~~	584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~1,482 million and ~~W~~9 million, respectively, from the sales of shares of Kwanglim Co., Ltd., TONGYANG Inc., TONGYANG networks Inc., Nexolon Co., Ltd. and SsangYong E&C Co., Ltd. and from the partial sales of IBK-AUCTUS Green Growth Private Equity Firm, Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and Korea investment – Hanwha KT Mater Lease Private Special Investment Trust for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
Listed:
Korea District Heating Corp.	~~W~~	127,241	—	—	3,169	—	—	130,410
Kwanglim Co., Ltd.		128	—	—	134	—	—	262
Ssangyong Motor Co., Ltd.		357	—	—	(58)	—	—	299
Sungjee Construction. Co., Ltd.		5	—	—	—	—	—	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		2	—	—	(3)	—	2	1
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		48	—	—	5	—	—	53
PAN ocean Co., Ltd.		5	—	—	1	—	—	6
Borneo International Furniture Co., Ltd.		4	—	—	7	—	92	103
TONGYANG Inc.		66	—	—	140	—	11	217
TONGYANG networks Inc.		3	—	—	3	—	—	6
Nexolon Co., Ltd		—	—	—	59	—	3,137	3,196
PT Adaro Energy Tbk		44,109	—	—	(23,097)	(23,206)	23,206	21,012
Energy Fuels Inc.		11,568	—	—	(4,866)	(9,391)	8,615	5,926
Baralaba Coal Company Limited (formerly, Cockatoo Coal Limited)		628	—	—	(572)	(572)	558	42
Denison Mines Corp.		62,339	—	—	(22,187)	(20,154)	14,459	34,457
Fission 3.0 (*1)		61	—	(57)	11	—	15	30
Fission Uranium Corp.		651	—	—	(28)	—	(69)	554

		247,215	—	(57)	(47,282)	(53,323)	50,026	196,579

Unlisted:
K&C - Gyeongnam youth job creation Investment Fund (*1)		1,340	—	(133)	—	—	—	1,207
Hanwha Electric Power Venture Fund(*1)		1,804	—	(1,804)	—	—	—	—
Korea Investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I (*1)		4,752	—	(3,000)	—	(1,181)	—	571
Troika Overseas Resource Development Private Equity Firm		13,340	—	—	—	(11,787)	—	1,553
IBK-AUCTUS Green Growth Private Equity firm (*1)		2,325	—	(1,470)	—	—	—	855
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	(3,625)	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)		498	802	(231)	—	—	—	1,069
Construction Guarantee		795	—	—	10	—	—	805
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		78	—	—	—	—	15	93

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
HANKOOK Silicon Co., Ltd.	~~W~~	7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	(121)	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
IXELON Co., Ltd.		23	—	—	—	(23)	—	—
DALIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA KIMJE Co., Ltd.		465	—	—	—	(465)	—	—
ASA JEONJU Co., Ltd.		697	—	—	—	(628)	—	69
KYUNGWON Co., Ltd.		14	—	—	—	—	—	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		—	—	—	—	—	2	2
Ildong Air Conditioning Co., Ltd.		—	—	—	—	(2)	2	—
KS Remicon Co., Ltd.		—	—	—	—	—	3	3
Sewoong Heavy Industries Co., Ltd.		—	—	—	—	—	40	40
SIN-E Steel Co., Ltd.		—	—	—	—	—	33	33
Joongang Platec Co., Ltd.		—	—	—	—	—	72	72
Hangjin Steel Co., Ltd.		—	—	—	—	(116)	116	—
Pyungsan SI Ltd.		—	—	—	—	—	9	9
Samgong Development Co., Ltd.		—	—	—	—	—	7	7
Joongang Development Co., Ltd.		—	—	—	—	—	8	8
AJS Co., Ltd.		—	—	—	—	—	32	32
SHIN-E B&P Co., Ltd.		—	—	—	—	—	10	10
MSE Co., Ltd.		—	—	—	—	—	9	9
Ilrim Nano Tec Co., Ltd.		—	—	—	—	—	15	15
Kwang Myeong Electronics Technology Co., Ltd.		—	—	—	—	—	11	11
Youngjin Hi-Tech Co., Ltd.		—	—	—	—	(105)	126	21
Dong Woo International Co., Ltd.		—	—	—	—	—	18	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		—	—	—	—	—	3	3
Ilsuk Co., Ltd.		—	—	—	—	—	10	10
Dongyang Telecom Co., Ltd.		—	—	—	—	—	11	11
Han Young Construction Co., Ltd.		—	—	—	—	—	3	3
Jongwon Remicon Co., Ltd.		—	—	—	—	—	13	13
Ace Heat Treating Co., Ltd.		—	—	—	—	—	72	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Daewoo Songdo Development Co., Ltd.		—	—	—	—	(2)	2	—
Seyang Inc.		—	—	—	—	—	27	27
Seungri Enterprise Co., Ltd.		—	—	—	—	—	3	3
Onggane Food Co., Ltd		—	—	—	—	—	1	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
Shin-E P&C Co., Ltd.	~~W~~	—	—	—	—	—	1	1
Montista Telecom Co., Ltd.		—	—	—	—	(3)	3	—
Ejung Ad Co., Ltd.		—	—	—	—		3	3
Solvus Co., Ltd.		—	—	—	—	—	3	3
Myung Co., Ltd.		—	—	—	—	—	2	2
Emotion Co., Ltd.		—	—	—	—	—	8	8
Youngdong Concrete Co., Ltd.		—	—	—	—	—	7	7
Shinil Engineering Co., Ltd.		—	—	—	—	—	3	3
Korea Castiron Industrial Co., Ltd.		—	—	—	—	—	22	22
FFG DMC Co., Ltd.		—	—	—	—	—	17	17
Daeseong Metal Co., Ltd.		—	—	—	—	—	47	47
Biwang Industry Co., Ltd		—	—	—	—	—	2	2
Huimun Co., Ltd.		—	—	—	—	—	4	4
Sunun IT F Co., Ltd.		—	—	—	—	—	8	8
Young Sung Co., Ltd.		—	—	—	—	—	27	27
Yuil Industrial Electronics Co., Ltd.		—	—	—	—	—	16	16
DN TEK Inc.		—	—	—	—	—	62	62
Daeyang F.M.S Corporation		—	—	—	—	—	3	3
Kwang Jin Structure Co., Ltd.		—	—	—	—	—	31	31
Woojin Industry Corporation		—	—	—	—	—	16	16
Kwang Sung Industry Co., Ltd.		—	—	—	—	—	7	7
Matsaeng Food Co., Ltd.		—	—	—	—	—	6	6
Futech Mold Co., Ltd.		—	—	—	—	—	14	14
Samcheonri Industrial Co., Ltd.		—	—	—	—	—	13	13
Woojoo Environment Ind. Co., Ltd.		—	—	—	—	—	13	13
Cheongatti Co., Ltd.		—	—	—	—	—	4	4
Hyungji Esquire Co., Ltd.		—	—	—	—	—	21	21
Kolmar Pharma Co., Ltd.		—	—	—	—	—	52	52
Morado Co., Ltd.		—	—	—	—	—	2	2
Myung Sung Tex Co., Ltd.		—	—	—	—	—	2	2
Areva nc Expansion		227,876	—	—	—	—	(57,758)	170,118
Navanakorn Electric Co., Ltd.		16,836	—	—	—	—	1,115	17,951
PT. Kedap Saayq		12,989	—	—	—	(12,989)	—	—
Set Holding		167,832	—	—	11,753	—	—	179,585
PT. Cirebon Energi Prasarana		—	635	—	—	—	—	635

		467,936	1,437	(6,638)	11,763	(31,047)	(55,551)	387,900

	~~W~~	715,151	1,437	(6,695)	(35,519)	(84,370)	(5,525)	584,479

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~4 million and ~~W~~3,008 million, respectively, from the sales of shares of Fission 3.0, K&C- Gyeongnam Youth Job Creation Investment Fund, Korea Investment - Korea EXIM Bank CERs Private Special Asset Investment Trust 1, IBK-AUCTUS Green Growth Private Equity Firm and others and from the liquidation of Hanwha Electric Power Venture fund for the year ended December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	154,183	154,183
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	304	304
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	21	21
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	74	74
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
Dongbu Corporation,	1,229	0.02%		12	12	12
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	73,061	73,061
Energy Fuels Inc.	1,711,814	2.59%		16,819	3,385	3,385
Baralaba Coal Company Limited (formerly, Cockatoo Coal Limited) (*6)	99,763	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	10.93%		84,134	36,504	36,504
Fission 3.0	300,000	0.17%		—	16	16
Fission Uranium Corp.	800,000	0.17%		785	459	459

				365,773	268,171	268,171

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,256,096,329	5.00%		4,389	4,389	—
Construction Guarantee (*2)	571	0.02%		601	819	819
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	5,186	1.39%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Korea investment – Investment Pool for Public funds 10 (*5)	—	—		142,470	141,315	141,315
Samsung investment – Investment Pool for Public funds 2 (*5)	—	—		213,710	211,920	211,920
Samsung investment – Investment Pool for Public funds 1 (*5)	—	—		53,220	53,212	53,212
Korea investment – Hanwha KT Mater Lease Private Special Investment Trust (*5)	—	—		30,560	30,568	30,568
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%		7,513	1,495	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2016 and 2015 are as follows, continued:

In millions of won	2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Sanbon Department Store	828	0.01%	~~W~~	124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	6	—
Daeyang F.M.S Corporation	593	0.40%		23	23	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2016 and 2015 are as follows, continued:

In millions of won	2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Woojin Industry Corporation	3	0.00%	~~W~~	16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	7	—
Autowel Co., Ltd.	260	0.38%		13	13	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., LTd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	90	—
Smart Power Co., Ltd.	133,333	5.55%		200	200	—
Haseung Industries Co., Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co., Ltd.	194	0.09%		10	10	—
ENH Co., Ltd.	1,086	0.19%		54	54	—
OCO Co., Ltd.	123	0.37%		11	11	—
B CON Co., Ltd.	96	1.16%		6	6	—
Teakwang Tech Co., Ltd.	11	0.15%		4	4	—
SsangMa Machine Co., Ltd.	2,460	0.11%		12	12	—
SinJin Co., Ltd.	4	0.05%		1	1	—
Ace Integration Co., Ltd	233	0.30%		9	9	—
AceInti Agricultiral Co., Ltd.	93	0.09%		21	21	—
Teakwang Tech Co., Ltd.	3	0.00%		1	1	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2016 and 2015 are as follows, continued:

In millions of won	2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
KyungDong Co., Ltd.	130	0.01%	~~W~~	1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
DaeHa Co., Ltd.	141	0.54%		11	11	—
Korea Minerals Co., Ltd.	191	0.05%		135	135	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	—
Areva nc Expansion	1,077,124	13.49%		288,443	98,472	98,472
Navanakorn Electric Co., Ltd. (*3)	8,885,600	26.93%		17,216	18,509	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	170,170	170,170
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,709	—

				1,040,553	746,561	706,476

			~~W~~	1,406,326	1,014,732	974,647

(*1)	Book values of unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.
(*5)	As of December 31, 2016, the Company invested in ~~W~~437,015 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.
(*6)	The number of shares has changed due to the merger of shares (500:1) during the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	130,410	130,410
Kwanglim Co., Ltd.	84,515	0.44%		386	262	262
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	299	299
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	232	0.00%		15	1	1
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	53	53
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
TONGYANG Inc.	78,511	0.03%		45	217	217
TONGYANG networks Inc.	4,422	0.01%		3	6	6
Nexolon Co., Ltd	3,665,367	2.59%		3,138	3,196	3,196
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	21,012	21,012
Energy Fuels Inc.	1,711,814	3.79%		16,819	5,926	5,926
Baralaba Coal Company Limited (formerly, Cockatoo Coal Limited)	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	11.24%		84,134	34,457	34,457
Fission 3.0	300,000	0.17%		—	30	30
Fission Uranium Corp.	800,000	0.21%		785	554	554

				369,333	196,579	196,579

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea Investment - Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	233	6.30%		855	855	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	1,069,432,095	5.00%		1,069	1,069	—
Construction Guarantee (*2)	571	0.02%		601	805	805
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Woori Ascon Co., Ltd.	25	0.34%		10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Hana Civil Engineering Co., Ltd.	23	0.00%	~~W~~	1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	—	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	—	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
Ildong Air Conditioning Co., Ltd.	218	0.16%		3	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Sewoong Heavy Industries Co., Ltd.	7,931	0.10%		40	40	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Hangjin Steel Co., Ltd.	116	1.08%		116	—	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Daewoo Songdo Development Co., Ltd.	301	0.00%		2	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Montista Telecom Co., Ltd.	5,409	0.00%		3	—	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%		22	22	—
FFG DMC Co., Ltd.	12	0.00%		17	17	—
Daeseong Metal Co., Ltd.	518	2.37%		47	47	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for sale financial assets as of December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Sunun IT F Co., Ltd.	133	0.52%	~~W~~	8	8	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	62	—
Daeyang F.M.S Corporation	84	0.05%		3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Matsaeng Food Co., Ltd.	277	0.56%		6	6	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	52	0.02%		21	21	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	52	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Areva nc Expansion	1,077,124	13.49%		288,443	170,118	—
Navanakorn Electric Co., Ltd. (*3)	4,442,800	29.00%		17,216	17,951	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	179,585	179,585
PT. Cirebon Energi Prasarana	420	10.00%		635	635	—

				592,550	387,900	180,390

			~~W~~	961,883	584,479	376,969

(*1)	Book values of unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

10.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Others	Ending balance

Government bonds	~~W~~	3,623	149	(528)	—	3,244

	~~W~~	3,623	149	(528)	—	3,244

Current	~~W~~	380	—	(380)	114	114
Non-current		3,243	149	(148)	(114)	3,130

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Others	Ending balance

Government bonds	~~W~~	3,601	432	(410)	—	3,623
Corporate bonds		13	—	—	(13)	—

	~~W~~	3,614	432	(410)	(13)	3,623

Current	~~W~~	265	—	(186)	301	380
Non-current		3,349	432	(224)	(314)	3,243

11.	Derivatives

(1)	Derivatives as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Derivative assets

Currency forward	~~W~~	8,370	32,806	1,498	24,896

Currency swap		184,913	540,057	95,759	491,219

Interest rate swap		—	4,705	—	3,778

Others (*1)		—	10,523	—	—

	~~W~~	193,283	588,091	97,257	519,893

Derivative liabilities

Currency forward	~~W~~	1,153	34	1,142	—

Currency swap		—	56,612	758	66,976

Interest rate swap		2,098	78,789	8,345	89,289

	~~W~~	3,251	135,435	10,245	156,265

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd, a related party of the Company, and the fair value of the option is recorded in ‘Others’. (Note 17)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments as of December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
	Contract	Maturity	Contract amounts				Contract
Counterparty	Date	date	Pay		Receive		exchange rate

KEB Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000	1,046.00
JP Morgan	2016.12.09	2017.01.09		35,215	USD	30,219	1,165.31
Woori Bank	2016.12.08	2017.01.09		59,657	USD	51,411	1,160.40
Standard Chartered	2016.12.06	2017.01.03		11,712	USD	10,000	1,171.20
Nova Scotia	2016.12.08	2017.01.09		11,590	USD	10,000	1,159.00
BNP Paribas	2016.12.13	2017.01.17		2,681	USD	2,300	1,165.65
BNP Paribas	2016.12.14	2017.01.17		4,673	USD	4,000	1,168.20
BTMU	2016.12.08	2017.01.12		11,594	USD	10,000	1,159.40
BTMU	2016.12.12	2017.01.17		11,704	USD	10,000	1,170.40
BTMU	2016.12.14	2017.01.17		2,330	USD	2,000	1,165.10
Mizuho Bank	2016.12.08	2017.01.12		11,594	USD	10,000	1,159.35
Nonghyup Bank	2016.12.12	2017.01.17		5,852	USD	5,000	1,170.40
Societe Generale	2016.12.12	2017.01.17		3,979	USD	3,400	1,170.40
Societe Generale	2016.12.15	2017.01.19		14,160	USD	12,000	1,180.00
Societe Generale	2016.12.28	2017.01.31		8,212	USD	6,800	1,207.60
BNP Paribas	2016.11.22	2017.01.25		2,351	USD	2,000	1,175.40
BNP Paribas	2016.11.25	2017.01.31		2,353	USD	2,000	1,176.40
Citibank	2016.11.25	2017.01.31		1,029	USD	874	1,177.85
Mizuho Bank	2016.12.30	2017.03.03		9,596	USD	8,000	1,199.45
HSBC	2016.11.18	2017.05.22		4,717	USD	4,000	1,179.35
HSBC	2016.11.22	2017.01.25		7,046	USD	6,000	1,174.32
HSBC	2016.12.07	2017.02.09		4,669	USD	4,000	1,167.15
HSBC	2016.12.15	2017.01.25	USD	2,489		2,923	1,174.32
HSBC	2016.12.28	2017.02.09	USD	3,424		3,997	1,167.15
HSBC	2016.12.29	2017.01.25	USD	2,693		3,162	1,174.32
HSBC	2016.12.30	2017.03.03		3,605	USD	3,000	1,201.55
HSBC	2016.12.30	2017.03.03		8,396	USD	7,000	1,199.45
Standard Chartered	2016.12.13	2017.02.15		871	USD	748	1,163.60
Nova Scotia	2016.11.22	2017.01.23		7,080	USD	6,000	1,180.03
Nova Scotia	2016.11.24	2017.01.31		3,004	USD	2,540	1,182.55
Nova Scotia	2016.12.26	2017.02.28		2,397	USD	2,000	1,198.70
Nova Scotia	2016.12.30	2017.03.03		6,017	USD	5,000	1,203.30
Nova Scotia	2016.12.30	2017.03.03		9,597	USD	8,000	1,199.60
Nonghyup Bank	2016.11.22	2017.01.25		2,446	USD	2,083	1,174.73
Nonghyup Bank	2016.12.27	2017.02.28		2,410	USD	2,000	1,205.20
Credit Agricole	2016.11.21	2017.01.23		1,182	USD	1,000	1,181.55
Credit Agricole	2016.12.26	2017.02.28		2,397	USD	2,000	1,198.25
Societe Generale	2016.11.22	2017.01.25		2,352	USD	2,000	1,175.90
Societe Generale	2016.11.30	2017.02.02		1,167	USD	1,000	1,166.70
Societe Generale	2016.12.29	2017.02.02	USD	913		1,065	1,166.70
Societe Generale	2016.12.06	2017.02.08		1,168	USD	1,000	1,167.65
Societe Generale	2016.12.23	2017.02.27		4,807	USD	4,000	1,201.78
Mizuho Bank	2016.12.12	2017.01.10		19,887	USD	17,000	1,169.83
Credit Agricole	2016.12.19	2017.01.13		8,302	USD	7,000	1,186.05
Standard Chartered	2016.12.15	2017.01.13		16,503	USD	14,000	1,178.76
KEB Hana Bank	2016.12.29	2017.01.05		341	EUR	270	1,262.26
KEB Hana Bank	2016.08.26	2017.02.16		4,812	EUR	3,800	1,266.30
KEB Hana Bank	2016.09.07	2017.09.06		3,121	EUR	2,500	1,248.20
KEB Hana Bank	2016.08.26	2017.08.09		1,280	CNY	7,800	164.13
KEB Hana Bank	2016.09.07	2017.09.06		834	CNY	5,200	160.48
Societe Generale	2016.12.14	2017.06.16		2,245	USD	1,929	1,163.90
Nova Scotia	2016.12.13	2017.06.15		2,328	USD	2,000	1,164.20
Nomura	2016.12.07	2017.06.12		1,000	USD	858	1,165.10
Nova Scotia	2016.11.16	2017.05.18		23	USD	20	1,166.50
Societe Generale	2016.11.30	2017.06.02		771	USD	661	1,166.70
Nova Scotia	2016.12.07	2017.06.09		737	USD	631	1,167.70
Nomura	2016.12.01	2017.06.05		5,839	USD	5,000	1,167.80
Credit Suisse	2016.11.29	2017.06.01		5,840	USD	5,000	1,167.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments, as of December 31, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
	Contract	Maturity	Contract amounts				Contract
Counterparty	Date	date	Pay		Receive		exchange rate

Nova Scotia	2016.12.07	2017.06.09		3,505	USD	3,000	1,168.20
Societe Generale	2016.11.28	2017.05.31		2,047	USD	1,751	1,168.50
BNP Paribas	2016.12.29	2017.07.03		4,241	USD	3,513	1,207.40
Nova Scotia	2016.12.15	2017.03.20	USD	15,000		17,678	1,178.50
Nova Scotia	2016.12.16	2017.03.20	USD	3,000		3,552	1,184.00
Nova Scotia	2016.12.20	2017.03.22	USD	3,000		3,571	1,190.40
Nova Scotia	2016.12.23	2017.03.27	USD	3,000		3,606	1,202.00
KEB Hana Bank	2015.08.26	2017.07.31	JPY	630,000		6,377	10.12
BNP Paribas	2015.02.12	2017.01.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.02.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.03.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.04.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.05.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.06.12	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.07.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.08.10	IDR	2,889,868	USD	214	13,525.00

(3)	Currency swap contracts which are not designated as hedge instruments as of December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
		Contract amount				Contract interest rate		Contract
Counterparty	Contract year	Pay		Receive		Pay	Receive	exchange rate

Deutsche Bank	2013~2018	~~W~~	110,412	JPY	10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD	100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY	10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF	100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF	100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD	100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017		51,215	USD	50,000	2.24%	3M Libor + 0.55%	1,024.30
Mizuho Bank	2014~2017		153,645	USD	150,000	2.35%	3M Libor + 0.65%	1,024.30
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%	1,083.97
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD	100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD	100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD	100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD	100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD	100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD	100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Korea Development Bank	2016~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%	1,111.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
		Contract amount				Contract interest rate		Contract
Counterparty	Contract year	Pay		Receive		Pay	Receive	exchange rate

Standard Chartered	2011~2017	~~W~~	105,260	USD	100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD	100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD	100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD	117,250	3.55%	3M Libor+1.25%	1,074.90
JP Morgan	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%	1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
Morgan Stanley	2012~2017		285,000	USD	250,000	3.76%	3.13%	1,140.00
Credit Agricole	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Credit Agricole	2013~2019		118,343	CHF	100,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2019		59,172	CHF	50,000	3.40%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2018		107,360	USD	100,000	3.27%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Morgan Stanley	2014~2019		104,490	USD	100,000	2.70%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD	50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD	50,000	2.93%	3M Libor+1.05%	1,084.10
HSBC	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD	100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD	100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD	50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD	30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD	20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD	100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

11.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedge instruments as of December 31, 2016 are as follows:

In millions of won
				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive

Standard Chartered	2012~2017	~~W~~	160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank (*)	2014~2029		40,000	3M CD - 0.03%	4.65%
Export-Import Bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments as of December 31, 2016 are as follows:

In thousands of U.S. dollars
				Contract interest rate per annum
		Contract
Counterparty	Contract year	amount		Pay	Receive

BNP Paribas	2009~2027	USD	94,790	4.16%	6M USD Libor
KFW	2009~2027	USD	94,790	4.16%	6M USD Libor
Credit Agricole	2016~2033	USD	99,694	3.98% ~ 4.10%	6M USD Libor
SMBC	2016~2033	USD	130,369	4.05% ~ 4.18%	6M USD Libor

(7)	Gains and losses on valuation and transaction of derivatives for the years ended December 31, 2016 and 2015 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2016		2015	2016	2015	2016	2015

Currency forward	~~W~~	15,993	357	4,266	8,523	—	—
Currency swap		253,035	431,565	(68,266)	75,752	40,031	(6,926)
Interest rate swap		8,517	161,609	7,562	30,314	6,719	4,082
Other derivatives		10,523	—	—	—	—	—

	~~W~~	288,068	593,531	(56,438)	114,589	46,750	(2,844)

(*)	As of December 31, 2016, the net gain on valuation of derivatives using cash flow hedge accounting of ~~W~~28,414 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

12.	Other Financial Assets

(1)	Other financial assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Loans and receivables	~~W~~	198,133	683,353	106,013	678,126
Allowance for doubtful accounts		—	(4,532)	—	—
Present value discount		(1,001)	(41,746)	(859)	(48,223)
Long-term/short-term financial instruments		2,281,460	414,466	5,132,829	758,037

	~~W~~	2,478,592	1,051,541	5,237,983	1,387,940

(2)	Loans and receivables as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Face value		Allowance for doubtful accounts	Present value discount	Book value

Short-term loans and receivables
Loans for tuition	~~W~~	29,028	—	(1,001)	28,027
Loans for housing		12,556	—	—	12,556
Fisheries loan		352	—	—	352
Other loans		156,197	—	—	156,197

		198,133	—	(1,001)	197,132

Long-term loans and receivables
Loans for tuition		404,200	—	(41,593)	362,607
Loans for housing		125,850	—	—	125,850
Loans for related parties		91,249	(4,532)	—	86,717
Fisheries loan		1,312	—	(153)	1,159
Other loans		60,742	—	—	60,742

		683,353	(4,532)	(41,746)	637,075

	~~W~~	881,486	(4,532)	(42,747)	834,207

In millions of won	2015
	Face value		Present value discount	Book value

Short-term loans and receivables
Loans for tuition	~~W~~	29,210	(859)	28,351
Loans for housing		11,170	—	11,170
Fisheries loan		6,032	—	6,032
Other loans		59,601	—	59,601

		106,013	(859)	105,154

Long-term loans and receivables
Loans for tuition		390,738	(47,822)	342,916
Loans for housing		132,239	—	132,239
Loans for related parties		99,768	—	99,768
Fisheries loan		1,664	(401)	1,263
Other loans		53,717	—	53,717

		678,126	(48,223)	629,903

	~~W~~	784,139	(49,082)	735,057

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

12.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of Loans and receivables for the the year ended December 31, 2016 is as follows:

In millions of won	2016
Beginning balance	~~W~~	—
Bad debt expense		4,352
Other		180

Ending balance	~~W~~	4,532

(4)	Long-term and short-term financial instruments as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Time deposits	~~W~~	1,820,391	30,000	2,131,089	3
ABCP		351,800	132,600	2,598,791	5,000
CP		16,000	—	48,350	—
CD		60,443	—	163,649	—
RP		—	1,521	—	652,700
Others		32,826	250,345	190,950	100,334

	~~W~~	2,281,460	414,466	5,132,829	758,037

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

13.	Inventories

Inventories as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	3,182,711	(1,323)	3,181,388
Merchandise		20	—	20
Work-in-progress		118,640	—	118,640
Finished goods		57,659	—	57,659
Supplies		1,289,160	(4,553)	1,284,607
Inventories in transit		827,437	—	827,437
Other inventories		9,692	—	9,692

	~~W~~	5,485,319	(5,876)	5,479,443

In millions of won	2015
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	3,304,220	(1,238)	3,302,982
Work-in-progress		133,226	—	133,226
Finished goods		51,073	—	51,073
Supplies		1,062,307	(4,428)	1,057,879
Inventories in transit		392,340	—	392,340
Other inventories		8,913	—	8,913

	~~W~~	4,952,079	(5,666)	4,946,413

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales was ~~W~~2,473 million for the year ended December 31, 2016. The allowance for loss on inventory valuation due to decrease in the net realizable value of inventory added to cost of sales was ~~W~~533 million for the year ended December 31, 2015. The amounts of loss from inventory valuation included in other gains or losses were ~~W~~2,683 million and ~~W~~1,318 million for the years ended December 31, 2016 and 2015, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of December 31, 2016 and 2015 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	2016			2015
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	~~W~~	55,708	12,225	98,488	12,098
1 ~ 5 years		423,152	214,176	407,426	203,699
More than 5 years		1,690,492	746,473	1,689,281	738,011

	~~W~~	2,169,352	972,874	2,195,195	953,808

(3)	There are no impaired finance lease receivables as of December 31, 2016 and 2015.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Advance payment	~~W~~	93,279	71,238	102,842	25,172
Prepaid expenses		228,142	78,066	159,378	85,105
Others (*)		310,439	32,485	135,730	20,956

	~~W~~	631,860	181,789	397,950	131,233

(*)	Details of others as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Tax refund receivables	~~W~~	30,959	2,188	39,158	2,658
Greenhouse gas emissions rights		145,105	—	51,158	—
Others		134,375	30,297	45,414	18,298

	~~W~~	310,439	32,485	135,730	20,956

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2016 and 2015 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2016	2015

Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	52.48%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Resources development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	—	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	—	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2016 and 2015 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2016	2015

EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.95%	99.95%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd. (*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	52.48%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
Global One Carbon Private Equity Investment Trust 2	Holding company	KOREA	96.67%	—
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	—
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	—
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	—
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	—
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.75%	—
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	—
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	—
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	—
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	—
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	—
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value(“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV. As such, the effective percentage of ownership is 86.20% as of December 31, 2016.
(*5)	The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries included in and excluded from consolidation for the year ended December 31, 2016 are as follows:

<Subsidiaries included in consolidation for the year ended December 31, 2016>

Subsidiary	Reason

Global One Carbon Private Equity Investment Trust 2	Newly Established
Chitose Solar Power Plant LLC	Newly Established
KEPCO Energy Solution Co. Ltd.	Newly Established
Solar School Plant Co., Ltd.	Newly Established
KOSPO Power Services Limitada	Newly Established
Energy New Industry Specialized Investment Private Investment Trust	Newly Established
KOEN Bylong Pty., Ltd.	Newly Established
KOMIPO Bylong Pty., Ltd.	Newly Established
KOWEPO Bylong Pty., Ltd.	Newly Established
KOSPO Bylong Pty., Ltd.	Newly Established
EWP Bylong Pty., Ltd.	Newly Established
KOWEPO Lao International	Newly Established

<Subsidiaries excluded from consolidation for the year ended December 31, 2016>

Subsidiary	Reason

KEPCO Canada Uranium Investment Limited Partnership	Dissolved
DG Kings Plaza, LLC	Liquidated

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2016 and 2015 are as follows:

In millions of won
2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	52,782,915	27,366,938	11,168,579	2,454,810
Korea South-East Power Co., Ltd.		9,773,778	4,794,330	5,093,598	531,061
Korea Midland Power Co., Ltd.		9,066,666	5,416,336	3,719,981	400,696
Korea Western Power Co., Ltd.		9,810,714	5,866,916	4,169,712	401,936
Korea Southern Power Co., Ltd.		9,806,023	5,637,950	4,200,035	426,337
Korea East-West Power Co., Ltd.		8,967,951	4,488,911	4,210,898	467,603
KEPCO Engineering & Construction Company, Inc.		786,596	364,676	506,012	17,796
KEPCO Plant Service & Engineering Co., Ltd.		1,086,421	301,490	1,214,304	86,657
KEPCO Nuclear Fuel Co., Ltd.		713,230	346,012	309,911	33,115
KEPCO KDN Co., Ltd.		519,901	205,869	588,160	43,127
Garolim Tidal Power Plant Co., Ltd.		632	346	—	-24
KEPCO International HongKong Ltd.		173,138	41	—	4,532
KEPCO International Philippines Inc.		114,141	1,468	—	56,783
KEPCO Gansu International Ltd.		17,928	557	—	(18)
KEPCO Philippines Holdings Inc.		125,100	27	—	13,517
KEPCO Philippines Corporation		13,704	8,949	—	(8,717)
KEPCO Ilijan Corporation		558,030	58,449	116,667	51,552
KEPCO Lebanon SARL		1,458	10,312	—	810
KEPCO Neimenggu International Ltd.		186,636	—	—	7,082
KEPCO Shanxi International Ltd.		549,189	218,047	—	5,812
KOMIPO Global Pte Ltd.		223,082	1,095	—	36,764
KEPCO Canada Energy Ltd.		202	24	—	(27,216)
KEPCO Netherlands B.V.		128,014	35	—	224
KOREA Imouraren Uranium Investment Corp.		154,302	764	—	(68,417)
KEPCO Australia Pty., Ltd.		503,657	1,545	3,670	(19,006)
KOSEP Australia Pty., Ltd.		25,174	521	5,357	4,028
KOMIPO Australia Pty., Ltd.		25,413	10	5,388	4,023
KOWEPO Australia Pty., Ltd.		25,550	10	5,357	4,012
KOSPO Australia Pty., Ltd.		25,625	10	5,357	4,033
KEPCO Middle East Holding Company		128,846	125,008	—	6,840

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Qatrana Electric Power Company	~~W~~	546,123	417,800	18,866	19,601
KHNP Canada Energy, Ltd.		54,374	46	—	(6,304)
KEPCO Bylong Australia Pty., Ltd.		220,721	277,358	—	(2,357)
Korea Waterbury Uranium Limited Partnership		20,882	149	—	2,348
Korea Electric Power Nigeria Ltd.		696	493	9,794	35
KEPCO Holdings de Mexico		262	19	—	251
KST Electric Power Company		596,823	539,459	146,295	17,322
KEPCO Energy Service Company		1,309	310	5,337	580
KEPCO Netherlands S3 B.V.		55,609	54	—	3,731
PT. KOMIPO Pembangkitan Jawa Bali		16,246	4,549	21,632	8,989
PT. Cirebon Power Service		3,456	1,228	7,463	301
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		11,524	687	7,321	317
EWP Philippines Corporation		1,966	955	—	(41)
EWP America Inc. (*)		104,809	80,252	33,616	(8,704)
KNF Canada Energy Limited		1,967	20	—	(46)
PT KEPCO Resource Indonesia		913	18	—	(341)
EWP Barbados 1 SRL		267,859	425	1,656	(902)
Gyeonggi Green Energy Co., Ltd.		301,126	221,078	108,557	19,211
PT. Tanggamus Electric Power		184,861	167,641	40,903	2,041
Gyeongju Wind Power Co., Ltd.		76,569	49,293	6,413	1,269
KOMIPO America Inc.		11,518	2,432	—	(2,240)
KOSEP USA, INC.		159	39,028	3,791	(72,817)
PT. EWP Indonesia		2,154	50	—	1,088
KEPCO Netherlands J3 B.V.		125,337	68	—	12,433
Korea Offshore Wind Power Co., Ltd.		37,826	2,048	—	(4,960)
Global One Pioneer B.V.		161	22	—	(54)
Global Energy Pioneer B.V.		338	22	—	(59)
Mira Power Limited		178,141	133,730	—	(954)
KOSEP Material Co., Ltd.		2,398	1,497	3,232	(901)
Commerce and Industry Energy Co., Ltd.		99,432	87,316	28,375	(536)
KEPCO Singapore Holdings Pte., Ltd.		2,568	13	—	(33)
KOWEPO India Private Limited		879	—	—	1
KEPCO KPS Philippines Corp.		7,897	1,213	12,843	2,060
KOSPO Chile SpA		6,656	4,787	—	125
PT. KOWEPO Sumsel Operation and Maintenance Services		1,439	700	6,165	(96)
HeeMang Sunlight Power Co., Ltd.		7,102	3,391	12	(308)
Fujeij Wind Power Company		47,935	46,636	—	(873)
KOSPO Youngnam Power Co., Ltd.		284,368	205,680	—	(931)
Global One Carbon Private Equity Investment Trust 2		3,002	—	—	9
Chitose Solar Power Plant LLC		49,728	38,806	—	(811)
KEPCO Energy Solution Co. Ltd.		299,933	233	—	(300)
Solar School Plant Co., Ltd.		200,268	259	1	9
KOSPO Power Services Limitada		4,385	1,262	7,300	2,963
Energy New Industry Specialized Investment Private Investment Trust		501,275	33	—	(7)
KOEN Bylong Pty., Ltd.		6,135	—	—	—
KOMIPO Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Bylong Pty., Ltd.		6,135	—	—	—
KOSPO Bylong Pty., Ltd.		6,135	—	—	—
EWP Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Lao International		218	181	—	(108)

(*)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	51,043,890	27,386,113	10,642,352	2,465,244
Korea South-East Power Co., Ltd.		9,326,835	4,859,827	4,961,711	601,204
Korea Midland Power Co., Ltd.		7,857,199	4,648,144	3,927,443	226,244
Korea Western Power Co., Ltd.		9,225,791	5,719,032	4,214,540	294,617
Korea Southern Power Co., Ltd.		9,216,084	5,525,865	4,317,995	224,757
Korea East-West Power Co., Ltd.		8,828,603	4,836,904	4,047,655	454,942
KEPCO Engineering & Construction Company, Inc.		855,156	438,371	657,603	31,047
KEPCO Plant Service & Engineering Co., Ltd.		1,029,304	246,342	1,171,082	168,632
KEPCO Nuclear Fuel Co., Ltd.		666,677	328,364	253,524	35,115
KEPCO KDN Co., Ltd.		439,725	159,275	451,678	33,578
Garolim Tidal Power Plant Co., Ltd.		655	346	—	(76)
KEPCO International HongKong Ltd.		172,686	18	—	4,993
KEPCO International Philippines Inc.		115,594	1,542	—	38,541
KEPCO Gansu International Ltd.		17,405	540	—	(6)
KEPCO Philippines Holdings Inc.		132,094	26	—	24,690
KEPCO Philippines Corporation		13,998	218	—	265
KEPCO Ilijan Corporation		603,865	58,572	126,234	54,596
KEPCO Lebanon SARL		741	10,182	—	(1,541)
KEPCO Neimenggu International Ltd.		184,860	348	—	8,027
KEPCO Shanxi International Ltd.		562,652	242,270	—	22,949
KOMIPO Global Pte Ltd.		187,885	29	—	16,572
KEPCO Canada Energy Ltd.		55,945	23	—	(64)
KEPCO Netherlands B.V.		169,496	61	—	1,409
KOREA Imouraren Uranium Investment Corp.		224,499	263	—	5,964
KEPCO Australia Pty., Ltd.		510,892	2,541	4,510	168
KOSEP Australia Pty., Ltd.		18,180	1,581	4,729	346
KOMIPO Australia Pty., Ltd.		17,397	559	4,729	349
KOWEPO Australia Pty., Ltd.		18,320	1,578	4,729	353
KOSPO Australia Pty., Ltd.		18,358	1,567	4,729	356
KEPCO Middle East Holding Company		147,618	150,798	—	14,142
Qatrana Electric Power Company		521,206	412,587	17,844	31,767
KHNP Canada Energy, Ltd.		42,731	22	—	(123)
KEPCO Bylong Australia Pty., Ltd.		183,468	236,545	—	(23,352)
Korea Waterbury Uranium Limited Partnership		20,370	699	—	(48)
KEPCO Canada Uranium Investment Limited Partnership		38,804	14	—	(26,171)
Korea Electric Power Nigeria Ltd.		1,721	1,179	55,768	309
KEPCO Holdings de Mexico		39	34	—	(13)
KST Electric Power Company		564,358	529,439	97,879	14,631
KEPCO Energy Service Company		1,435	604	6,034	875
KEPCO Netherlands S3 B.V.		66,251	189	—	716
PT. KOMIPO Pembangkitan Jawa Bali		16,536	6,170	20,143	8,047
PT. Cirebon Power Service		2,795	1,010	6,663	459
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		12,998	1,117	9,840	2,693
EWP Philippines Corporation		2,664	1,592	—	258
EWP America Inc. (*)		115,562	82,167	59,124	3,227
KNF Canada Energy Limited		1,874	18	—	(66)
PT KEPCO Resource Indonesia		1,210	—	—	(217)
EWP Barbados 1 SRL		260,638	370	2,829	273
Gyeonggi Green Energy Co., Ltd.		315,299	249,608	104,674	(4,111)
PT. Tanggamus Electric Power		106,892	91,416	60,044	(7,138)
Gyeongju Wind Power Co., Ltd.		62,600	27,822	5,993	968
KOMIPO America Inc.		13,487	2,480	—	218
KOSEP USA, INC.		40,035	4,178	4,975	153
PT. EWP Indonesia		1,039	15	—	(374)
KEPCO Netherlands J3 B.V.		121,492	81	—	18,858
Korea Offshore Wind Power Co., Ltd.		7,579	2,317	—	(4,213)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Subsidiaries	Total assets	Total liabilities	Sales	Profit (loss) for the period

Global One Pioneer B.V.	40	20	—	(48)
Global Energy Pioneer B.V.	42	20	—	(48)
Mira Power Limited	110,918	66,963	—	(1,581)
KOSEP Material Co., Ltd.	29,768	28,013	26,310	(17,665)
Commerce and Industry Energy Co., Ltd.	99,638	86,727	24,774	(3,387)
KEPCO Singapore Holdings Pte., Ltd.	1,817	—	—	(9)
KOWEPO India Private Limited	911	10	—	(105)
KEPCO KPS Philippines Corp.	5,688	953	14,278	1,677
KOSPO Chile SpA	133	4,642	—	(942)
PT. KOWEPO Sumsel Operation and Maintenance Services	2,053	51	5,405	1,762
HeeMang Sunlight Power Co., Ltd.	4,711	—	—	(9)
Fujeij Wind Power Company	83	—	—	—
KOSPO Youngnam Power Co.,Ltd.	82,173	32,166	—	7

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions

Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2016 and 2015 are as follows:

In millions of won
2016
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	154,758	553,924	270,553	1,211,510	2,190,745
Non-current assets		403,272	532,497	516,043	2,379,882	3,831,694
Current liabilities		(19,256)	(264,506)	(286,444)	(297,510)	(867,716)
Non-current liabilities		(39,193)	(36,984)	(78,232)	(1,919,924)	(2,074,333)
Net assets		499,581	784,931	421,920	1,373,958	3,080,390
Book value of non-controlling interest		244,794	384,616	143,115	684,093	1,456,618
Sales		116,667	1,214,304	506,012	674,461	2,511,444
Profit for the period		51,552	86,657	17,796	102,170	258,175
Profit for the period attributable to non-controlling interest		25,260	42,462	6,036	26,709	100,467
Cash flows from operating activities		102,546	121,240	18,748	84,086	326,620
Cash flows from investing activities		(117)	79,807	(7,556)	(367,674)	(295,540)
Cash flows from financing activities before dividends to non-controlling interest		(56,863)	(39,911)	(1,634)	877,863	779,455
Dividends to non-controlling interest		(55,705)	(36,139)	(2,539)	(22,054)	(116,437)
Effect of exchange rate fluctuation		1,529	127	(854)	7,216	8,018
Net increase (decrease) of cash and cash equivalents		(8,610)	125,124	6,165	579,437	702,116

In millions of won
2015
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	47.52%	33.37%
Current assets	~~W~~	161,855	547,152	341,559	631,442	1,682,008
Non-current assets		442,010	482,152	513,597	1,976,302	3,414,061
Current liabilities		(22,522)	(195,030)	(342,315)	(296,152)	(856,019)
Non-current liabilities		(36,050)	(51,312)	(96,056)	(1,566,200)	(1,749,618)
Net assets		545,293	782,962	416,785	745,392	2,490,432
Book value of non-controlling interest		267,194	372,064	139,081	644,787	1,423,126
Sales		126,234	1,171,082	657,603	637,544	2,592,463
Profit for the period		54,596	168,632	31,047	61,554	315,829
Profit for the period attributable to non-controlling interest		26,752	78,852	10,360	11,802	127,766
Cash flows from operating activities		83,697	140,625	11,280	(29,888)	205,714
Cash flows from investing activities		(16,021)	(104,477)	(134,874)	(178,241)	(433,613)
Cash flows from financing activities before dividends to non-controlling interest		(39,730)	(40,581)	69,955	226,976	216,620
Dividends to non-controlling interest		(36,080)	(34,569)	(7,300)	(24,577)	(102,526)
Effect of exchange rate fluctuation		4,123	3	(51)	6,399	10,474
Net increase (decrease) of cash and cash equivalents		(4,011)	(38,999)	(60,990)	669	(103,331)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the years ended December 31, 2016 and 2015.

(7)	Disposals of subsidiaries

KEPCO Canada Uranium Investment Limited Partnership was dissolved and the Company liquidated DG Kings Plaza, LLC during the year ended December 31, 2016. The Company disposed of the shares of Boulder Solar Power, LLC and liquidated KOWEPO America LLC during the year ended December 31, 2015.

(i)	The fair value of consideration as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Consideration received in cash	~~W~~	898	10,664
Fair value of remaining shares after disposal		—	13,860
Net assets transferred due to dissolution		34,148	—

	~~W~~	35,046	24,524

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the year ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Current assets	~~W~~
Cash and cash equivalents		898	10,071
Current financial assets, net		81	1,077
Non-current assets
Available-for-sale financial assets		34,089	—
Property, plant and equipment, net		—	2,460
Other		—	2,893
Current liabilities
Current financial liabilities		(22)	—
Current non-financial liabilities		—	(7)

	~~W~~	35,046	16,494

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii)	Gain from disposals of subsidiaries for the year ended December 2016 and 2015 are as follows:

In millions of won	2016		2015

Fair value of sale price	~~W~~	35,046	24,524
Net assets disposed		(35,046)	(16,494)
Non-controlling interests		—	—
Realization of unrealized gain		—	—
Other comprehensive income (*1)		—	346

Gain from disposals of subsidiaries (*2)	~~W~~	—	8,376

(*1)	This represents the amount subsequently reclassified from other comprehensive income to profit for the period when the Company lost its control of the subsidiaries.
(*2)	Gain from disposals of subsidiaries is included in the consolidated financial statements of comprehensive income.

(iv)	Net cashflow from sales of subsidiaries for the year ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Consideration received in cash	~~W~~	898	10,664
Less: cash held by disposed subsidiaries		(898)	(10,071)

Net cash flow	~~W~~	—	593

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows:

In millions of won
2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,933,877
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	20,475
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,156
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	12,373
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,069
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	115,998
Korea Power Exchange (*6)	Management of power market and others	KOREA	100.00%		127,839	223,238
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	225
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	30.66%		71,070	1,031
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,750
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	Power generation	KOREA	25.00%		3,420	3,131
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,383
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	29,873
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,930
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,073
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	56,818
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	680,065
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	96,658
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	23,188
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	402,667
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	123,912
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,740
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		49,119	51,544
Hadong Mineral Fiber Co., Ltd. (*17)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	47
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,217
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	25,438
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,663
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,646
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	181
DS POWER Co., Ltd. (*2)	Power generation	KOREA	14.44%		17,900	7,190
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		61,535	46,876
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	604
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	—
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,525
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,700
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,000
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	2,810
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	13,803
Jungbu Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,103
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,894
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	248
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	7,015
Korea Electric Power Corporation Fund (*13)	Developing electric enterprises	KOREA	98.09%		51,500	50,856
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	259
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	140
YaksuESS Co.,Ltd	Installing ESS related equipment	KOREA	29.00%		210	196

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows, continued:

In millions of won
2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

Nepal Water & Energy Development Company Private Limited (*14)	Construction and operation of utility plant	NEPAL	52.77%	~~W~~	18,568	18,667

					2,134,911	4,092,252

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.8%		11,355	301
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,239
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	—
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	450
Waterbury Lake Uranium L.P.	Resources development	CANADA	36.97%		26,602	21,314
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,488
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,582
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,098
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	245,367
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	12,821
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,843
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,802
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,427
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	249,453
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,133
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,814
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	205,948
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	477
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,343
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,015
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	153,857
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.) (*7)	R&D	KOREA	51.00%		5,629	4,758
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,100	53,253
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,451
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	50,592
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,689
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,788	229
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,946
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	563
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		580	391
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	16
Barakah One Company (*16)	Power generation	UAE	18.00%		118	116
Nawah Energy Company (*16)	Operation of utility plant	UAE	18.00%		296	290
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	67
Daegu Green Power Co., Ltd. (*15)	Power generation	KOREA	29.00%		46,225	47,528

					1,349,360	1,418,196

				~~W~~	3,484,271	5,510,448

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of December 31, 2016, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.
(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.
(*14)	The effective percentage of ownership is more than 50%, but the Company does not control the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.
(*15)	The entity is reclassified from associates to joint ventures since the terms of the shareholders’ agreement had been amended.
(*16)	The effective percentage of ownership is less than 20%, but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.
(*17)	Although the percentage of ownership temporarily decreased to 8.33% from the difference in timing of capital payment by shareholders, the Company can excercise significant influence by virtue of its right to appoint a director to the board of directors of the entity based on the shareholders’ agreement. The percentage of ownership is 25.00% at the time of completion of capital payment.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	~~W~~	76,193	80,267
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,102,813
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	18,994
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,365
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	19,490
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,890
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,664
Korea Power Exchange (*6)	Management of power market and others	KOREA	100.00%		127,839	208,735
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	230
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	30.66%		30,118	6,990
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,956
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	Power generation	KOREA	25.00%		2,850	2,587
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,402
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	36,156
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,143
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,924
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	58,033
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	728,396
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	60,574
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	18,963
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	525,066
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	130,908
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	51,187
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		32,717	31,863
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	925
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		400	295
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	26,746
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	2.90%		2,900	2,670
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	3.72%		2,900	2,688
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	189
DS POWER Co., Ltd. (*2)	Power generation	KOREA	14.44%		17,900	10,960
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		61,535	55,667
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	618
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	1,290
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	8,350
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,575
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,886
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,680	702
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,805
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,512
Jungbu Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	904
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,446
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,417
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	289

					2,069,220	4,405,668

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.80%	~~W~~	11,355	8,549
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,640
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,191	20,474
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	486
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,602	20,299
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,203
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,789
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,010
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,524
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	16,107
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,580
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	59,368
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,586
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	241,918
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	4,985
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,678
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,379
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	426
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,100
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	49.00%		12,498	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,352
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.) (*7)	R&D	KOREA	51.00%		5,629	4,501
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		51,000	48,281
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	3,926
Nepal Water & Energy Development Company Private Limited (*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,765
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		32,868	31,976
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,668
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,072	269
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	617
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	514
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		580	—

					1,317,714	1,287,862

				~~W~~	3,386,934	5,693,530

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of December 31, 2015, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of December 31, 2016 and 2015 are as follows:

In millions of won
Investees	2016		2015
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	45,474	46,514
Korea Gas Corporation		915,705	696,465
YTN Co., Ltd.		22,320	26,235
SPC Power Corporation		70,253	65,552
PT. Bayan Resources TBK		359,200	446,250

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2015 are as follows:

In millions of won
2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	80,267	3,347	(34,422)	—	(1,814)	148	(47,526)	—
Korea Gas Corporation		2,102,813	—	—	(3,213)	(146,308)	(14,551)	(4,864)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		18,994	—	—	(1,598)	4,491	—	(1,412)	20,475
YTN Co., Ltd.		38,365	—	—	—	(227)	32	(14)	38,156
Cheongna Energy Co., Ltd.		19,490	—	—	—	(7,117)	—	—	12,373
Gangwon Wind Power Co., Ltd.		12,890	—	—	(1,136)	1,270	45	—	13,069
Hyundai Green Power Co., Ltd.		113,664	—	—	(8,888)	11,222	—	—	115,998
Korea Power Exchange		208,735	—	—	—	15,847	—	(1,344)	223,238
AMEC Partners Korea Ltd.		230	—	—	—	(5)	—	—	225
Hyundai Energy Co., Ltd.		6,990	—	—	—	(21,163)	—	15,204	1,031
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,956	—	—	—	(206)	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		2,587	570	—	—	(26)	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		3,402	—	—	—	(19)	—	—	3,383
Daeryun Power Co., Ltd.		36,156	—	—	—	(6,282)	(1)	—	29,873
JinanJangsu Wind Power Co., Ltd.		77	—	(64)	—	(13)	—	—	—
Changjuk Wind Power Co., Ltd.		6,143	—	—	(190)	977	—	—	6,930
KNH Solar Co., Ltd.		1,924	—	—	—	144	5	—	2,073
SPC Power Corporation		58,033	—	—	(7,151)	6,416	(477)	(3)	56,818
Gemeng International Energy Co., Ltd.		728,396	—	—	(16,476)	26,714	(58,493)	(76)	680,065
PT. Cirebon Electric Power		60,574	—	—	(1,242)	31,511	2,568	3,247	96,658
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,346)	(398)	1,744	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(973)	(356)	1,329	—
Dolphin Property Limited		61	—	—	(35)	—	(69)	43	—
PT Wampu Electric Power		18,963	—	—	—	3,493	(3)	735	23,188
PT. Bayan Resources TBK (*2)		525,066	—	—	—	(23,257)	208	(99,350)	402,667
S-Power Co., Ltd.		130,908	—	—	—	(7,006)	—	10	123,912
Pioneer Gas Power Limited		51,187	—	—	—	(698)	251	—	50,740
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		31,863	16,402	—	—	1,576	1,703	—	51,544
Busan Solar Co., Ltd.		925	—	(887)	—	(38)	—	—	—
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	(138)	—	185	47
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		295	1,340	—	—	(418)	—	—	1,217
Naepo Green Energy Co., Ltd.		26,746	—	—	—	(1,308)	—	—	25,438
Goseong Green Energy Co., Ltd.		2,670	—	—	—	71	—	(78)	2,663
Gangneung Eco Power Co., Ltd.		2,688	—	—	—	56	—	(98)	2,646
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		189	—	—	—	(10)	—	2	181
DS POWER Co., Ltd.		10,960	—	—	—	(3,738)	—	(32)	7,190
Dongducheon Dream Power Co., Ltd.		55,667	—	—	—	(8,757)	—	(34)	46,876
KS Solar Co., Ltd.		618	—	—	—	(14)	—	—	604
Yeongwol Energy Station Co., Ltd. (*1)		1,290	—	—	—	85	25	(1,400)	—
Jinbhuvish Power Generation Pvt. Ltd. (*3)		8,350	—	—	—	(49)	(198)	(8,103)	—
SE Green Energy Co., Ltd.		3,575	—	—	—	(50)	—	—	3,525
Daegu Photovoltaic Co., Ltd.		1,886	—	—	(411)	225	—	—	1,700
Jeongam Wind Power Co., Ltd.		702	3,900	—	—	(602)	—	—	4,000
Korea Power Engineering Service Co., Ltd.		1,805	—	—	—	1,005	—	—	2,810
Busan Green Energy Co., Ltd.		14,512	—	—	—	(709)	—	—	13,803
Jungbu Bio Energy Co., Ltd.		904	—	—	—	(904)	—	—	—
Korea Electric Vehicle Charging Service		1,446	—	—	—	(343)	—	—	1,103

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2016
Investees	Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Ulleungdo Natural Energy Co., Ltd.	7,417	—	—	—	(516)	—	(7)	6,894
Korea Nuclear Partners Co., Ltd.	289	—	—	—	(41)	—	—	248
Tamra Offshore Wind Power Co., Ltd.	—	8,910	—	—	(1,895)	—	—	7,015
Korea Electric Power Corporation Fund	—	51,500	—	—	(644)	—	—	50,856
Energy Infra Asset Management Co., Ltd.	—	297	—	—	(38)	—	—	259
Daegu clean Energy Co., Ltd.	—	140	—	—	—	—	—	140
YaksuESS Co., Ltd	—	210	—	—	(14)	—	—	196
Nepal Water & Energy Development Company Private Limited	—	—	—	—	—	—	18,667	18,667

	4,405,668	86,616	(35,373)	(40,340)	(131,583)	(69,561)	(123,175)	4,092,252

<Joint ventures>
KEPCO-Uhde Inc. (*4)	8,549	—	—	—	(159)	—	(8,089)	301
Eco Biomass Energy Sdn. Bhd.	—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.	27,640	—	—	—	1,417	(818)	—	28,239
Shuweihat Asia Power Investment B.V.	20,474	—	(14,154)	(2,957)	6,131	(9,494)	—	—
Shuweihat Asia Operation & Maintenance Company	486	—	—	(931)	941	(46)	—	450
Waterbury Lake Uranium L.P.	20,299	—	—	—	—	1,138	(123)	21,314
ASM-BG Investicii AD	20,203	—	—	—	1,508	(223)	—	21,488
RES Technology AD	13,789	—	—	—	(68)	(139)	—	13,582
KV Holdings, Inc.	2,010	—	—	(302)	429	(39)	—	2,098
KEPCO SPC Power Corporation	208,524	—	—	(5,955)	48,132	(5,308)	(26)	245,367
Canada Korea Uranium Limited Partnership	—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.	16,107	—	—	—	(2,836)	(450)	—	12,821
Datang Chifeng Renewable Power Co., Ltd.	171,224	—	—	(7,384)	7,455	(4,760)	—	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	10,580	—	—	(440)	1,002	(299)	—	10,843
Rabigh Electricity Company	59,368	—	—	—	18,961	19,473	—	97,802
Rabigh Operation & Maintenance Company	3,586	—	—	(1,934)	2,253	229	293	4,427
Jamaica Public Service Company Limited	241,918	—	—	—	—	7,535	—	249,453
KW Nuclear Components Co., Ltd.	4,985	—	—	(2,191)	4,344	—	(5)	7,133
Busan Shinho Solar Power Co., Ltd.	3,678	—	—	(185)	321	—	—	3,814
GS Donghae Electric Power Co., Ltd.	200,379	—	—	—	5,575	—	(6)	205,948
Global Trade Of Power System Co., Ltd.	426	—	—	—	51	—	—	477
Expressway Solar-light Power Generation Co., Ltd.	2,100	—	—	—	243	—	—	2,343
KODE NOVUS I LLC	—	—	—	—	—	—	—	—
KODE NOVUS II LLC	—	258	—	—	(260)	—	2	—
Daejung Offshore Wind Power Co., Ltd.	3,352	—	—	—	(337)	—	—	3,015
Amman Asia Electric Power Company	137,668	—	—	(12,684)	17,811	11,062	—	153,857
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	4,501	—	—	—	311	—	(54)	4,758
Dangjin Eco Power Co., Ltd.	48,281	5,100	—	—	(696)	(26)	594	53,253
Honam Wind Power Co., Ltd.	3,926	—	—	(104)	629	—	—	4,451
Nepal Water & Energy Development Company Private Limited	17,765	—	—	—	359	543	(18,667)	—
Chun-cheon Energy Co., Ltd.	31,976	19,832	—	—	(1,121)	(95)	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.	2,668	—	—	—	16	—	5	2,689
Nghi Son 2 Power Ltd.	269	716	—	—	(740)	(16)	—	229

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Kelar S.A	~~W~~	—	—	—	—	—	—	—	—
PT. Tanjung Power Indonesia		617	—	—	—	1,337	—	(8)	1,946
Incheon New Power Co., Ltd.		514	—	—	—	41	8	—	563
Seokmun Energy Co., Ltd.		—	—	—	—	(197)	793	(205)	391
Daehan Wind Power PSC		—	285	—	—	(261)	(8)	—	16
Barakah One Company		—	118	—	—	—	—	(2)	116
Nawah Energy Company		—	296	—	—	—	—	(6)	290
MOMENTUM		—	1	—	—	65	—	1	67
Daegu Green Power Co., Ltd.		—	—	—	—	—	—	47,528	47,528

		1,287,862	26,606	(14,154)	(35,067)	112,657	19,060	21,232	1,418,196

	~~W~~	5,693,530	113,222	(49,527)	(75,407)	(18,926)	(50,501)	(101,943)	5,510,448

(*1)	‘Others’ include ~~W~~1,400 million of assets held-for-sale (note 42).
(*2)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~99,338 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.
(*3)	Due to discontinue of operations during the current year, the Company recognized an impairment loss of ~~W~~8,103 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.
(*4)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~8,099 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint for the years ended December 31, 2016 and 2015 are as follows, continued;

In millions of won
2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	71,387	—	—	—	8,902	—	(22)	80,267
Korea Gas Corporation		2,097,539	—	—	(4,725)	67,949	(55,453)	(2,497)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(1,792)	—	431	18,994
YTN Co., Ltd.		39,889	—	—	(90)	(188)	(935)	(311)	38,365
Cheongna Energy Co., Ltd.		28,771	—	—	—	(9,281)	—	—	19,490
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	1,279	78	—	12,890
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	9,520	—	—	113,664
Korea Power Exchange		198,021	—	—	—	9,944	—	770	208,735
AMEC Partners Korea Ltd.		200	—	—	—	30	—	—	230
Hyundai Energy Co., Ltd. (*1)		35,925	—	—	—	(13,731)	—	(15,204)	6,990
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	(569)	—	—	4,956
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		2,706	—	—	—	(119)	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		3,693	—	—	—	(291)	—	—	3,402
Daeryun Power Co., Ltd.		41,951	—	—	—	(5,798)	—	3	36,156
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,486	—	—	—	(343)	—	—	6,143
KNH Solar Co., Ltd.		1,744	—	—	—	178	2	—	1,924
SPC Power Corporation		47,799	—	—	(1,349)	5,375	381	5,827	58,033
Gemeng International Energy Co., Ltd.		667,578	—	—	(37,163)	51,766	89,481	(43,266)	728,396
PT. Cirebon Electric Power		43,335	—	—	—	12,210	5,029	—	60,574
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(880)	(641)	1,521	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,092)	(599)	1,691	—
Dolphin Property Limited		61	—	—	—	—	—	—	61
PT Wampu Electric Power		16,071	2,357	—	—	(600)	1,135	—	18,963
PT. Bayan Resources TBK		540,011	—	—	—	(11,341)	(3,604)	—	525,066
S-Power Co., Ltd.		104,244	24,300	—	—	2,364	—	—	130,908
Pioneer Gas Power Limited		50,668	—	—	—	59	460	—	51,187
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	9,244	—	—	(749)	1,216	—	31,863
Busan Solar Co., Ltd.		853	—	—	—	72	—	—	925
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(3)	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(818)	—	—	—
Samcheok Eco Materials Co., Ltd.		212	—	—	—	(178)	(34)	—	—
Noeul Green Energy Co., Ltd.		189	200	—	—	(91)	(3)	—	295
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(1,318)	—	—	26,746
Goseong Green Energy Co., Ltd.		2,586	—	—	—	84	—	—	2,670
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(95)	—	—	2,688
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(32)	—	—	189
DS POWER Co., Ltd.		15,642	—	—	—	(4,671)	—	(11)	10,960
Dongducheon Dream Power Co., Ltd. (*2)		100,545	—	—	—	(3,412)	—	(41,466)	55,667
KS Solar Co., Ltd.		325	—	—	—	293	—	—	618
Yeongwol Energy Station Co., Ltd.		1,741	—	—	—	(451)	—	—	1,290

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Jinbhuvish Power Generation Pvt. Ltd.	~~W~~	8,344	—	—	—	(42)	48	—	8,350
SE Green Energy Co., Ltd.		3,623	—	—	—	(48)	—	—	3,575
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	305	—	—	1,886
Jeongam Wind Power Co., Ltd.		93	880	—	—	(271)	—	—	702
Korea Power Engineering Service Co., Ltd.		1,334	—	—	(44)	542	—	(27)	1,805
Busan Green Energy Co., Ltd.		—	14,564	—	—	(52)	—	—	14,512
Jungbu Bio Energy Co., Ltd.		—	1,000	—	—	(96)	—	—	904
Korea Electric Vehicle Charging Service		—	1,596	—	—	(135)	—	(15)	1,446
Ulleungdo Natural Energy Co., Ltd.		—	8,000	—	—	(583)	—	—	7,417
Korea Nuclear Partners Co., Ltd.		—	290	—	—	(1)	—	—	289

		4,341,830	62,431	—	(54,379)	111,801	36,561	(92,576)	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(493)	—	—	8,549
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(135)	261	—	27,640
Shuweihat Asia Power Investment B.V.		16,241	108	—	—	4,008	117	—	20,474
Shuweihat Asia Operation & Maintenance Company		345	—	—	(798)	922	24	(7)	486
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(2,507)	796	20,299
ASM-BG Investicii AD		19,608	—	—	—	1,384	(789)	—	20,203
RES Technology AD		14,725	—	—	—	(318)	(618)	—	13,789
KV Holdings, Inc.		1,902	—	—	—	74	34	—	2,010
KEPCO SPC Power Corporation		190,519	—	—	(28,986)	43,801	3,190	—	208,524
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(1,546)	186	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	(8,239)	8,512	1,464	(9)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(33)	74	—	10,580
Rabigh Electricity Company		8,121	—	—	—	21,582	29,703	(38)	59,368
Rabigh Operation & Maintenance Company		4,628	—	—	(1,780)	533	205	—	3,586
Jamaica Public Service Company Limited		226,892	—	—	—	—	15,027	(1)	241,918
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	3,065	—	37	4,985
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	394	—	—	3,678
GS Donghae Electric Power Co., Ltd.		201,409	—	—	—	(1,064)	—	34	200,379
Global Trade Of Power System Co., Ltd.		343	—	—	—	83	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	13	—	—	2,100
KODE NOVUS I LLC		12,207	—	—	—	(11,639)	588	(1,156)	—
KODE NOVUS II LLC		8,248	—	—	—	(8,104)	413	(557)	—
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(359)	—	—	3,352
Amman Asia Electric Power Company		122,391	—	—	(19,510)	25,131	10,244	(588)	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		4,617	—	—	—	(98)	—	(18)	4,501
Dangjin Eco Power Co., Ltd.		37,837	20,000	(8,851)	—	(712)	70	(63)	48,281
Honam Wind Power Co., Ltd.		3,555	—	—	—	371	—	—	3,926
Nepal Water & Energy Development Company Private Limited		17,872	—	—	—	(1,277)	1,170	—	17,765
Chun-cheon Energy Co., Ltd.		—	32,853	—	—	(719)	(158)	—	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(294)	—	—	2,668
Nghi Son 2 Power Ltd.		102	722	—	—	(562)	2	5	269

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Kelar S.A	~~W~~	3,156	—	—	—	—	(407)	(2,749)	—
PT. Tanjung Power Indonesia		700	—	—	—	(98)	—	15	617
Incheon New Power Co., Ltd.		465	—	—	—	49	—	—	514
Seokmun Energy Co., Ltd.		—	—	(100)	—	—	—	100	—

		1,166,894	53,683	(8,951)	(60,329)	82,471	58,293	(4,199)	1,287,862

	~~W~~	5,508,724	116,114	(8,951)	(114,708)	194,272	94,854	(96,775)	5,693,530

(*1)	‘Others’ include ~~W~~15,204 million of assets held-for-sale (note 42).
(*2)	‘Others’ include ~~W~~41,170 million of assets held-for-sale (note 42).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the year ended December 31, 2016 and 2015 are as follows:

In millions of won
2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	39,927,836	30,541,350	21,108,116	(673,558)
Korea Electric Power Industrial Development Co., Ltd.		144,346	73,742	304,067	17,187
YTN Co., Ltd.		304,536	126,324	130,690	2,051
Cheongna Energy Co., Ltd.		469,843	447,216	46,484	(16,127)
Gangwon Wind Power Co., Ltd.		102,550	15,753	22,774	8,133
Hyundai Green Power Co., Ltd.		1,151,975	751,981	469,547	38,743
Korea Power Exchange		255,533	32,295	101,222	15,087
AMEC Partners Korea Ltd.		1,216	32	103	(25)
Hyundai Energy Co., Ltd.		505,979	499,205	61,813	(45,800)
Ecollite Co., Ltd.		2,157	336	—	(105)
Taebaek Wind Power Co., Ltd.		43,162	24,162	5,741	(2,796)
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		12,523	1	—	(106)
Pyeongchang Wind Power Co., Ltd.		75,440	61,909	3,997	(45)
Daeryun Power Co., Ltd.		793,283	644,930	249,558	(32,291)
Changjuk Wind Power Co., Ltd.		37,878	15,162	5,782	1,739
KNH Solar Co., Ltd.		25,878	18,199	4,006	638
SPC Power Corporation		191,562	42,042	73,674	42,617
Gemeng International Energy Co., Ltd.		5,822,879	3,821,905	1,233,972	66,370
PT. Cirebon Electric Power		988,975	637,491	265,813	114,653
KNOC Nigerian East Oil Co., Ltd.		272,964	358,211	—	(7,051)
KNOC Nigerian West Oil Co., Ltd.		165,396	243,713	—	(6,562)
PT Wampu Electric Power		222,004	171,595	19,260	7,550
PT. Bayan Resources TBK		945,436	845,963	593,441	402
S-Power Co., Ltd.		886,841	629,992	453,606	(14,885)
Pioneer Gas Power Limited		345,791	276,978	14,353	396
Eurasia Energy Holdings		618	1,103	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		772,699	543,472	—	6,458
Hadong Mineral Fiber Co., Ltd.		—	20	—	—
Green Biomass Co., Ltd.		9,336	9,001	2,892	(972)
PT. Mutiara Jawa		28,104	34,671	7,175	(1,361)
Samcheok Eco Materials Co., Ltd.		24,143	254	—	(1,945)
Noeul Green Energy Co., Ltd.		115,062	110,866	203	(1,155)
Naepo Green Energy Co., Ltd.		104,029	2,276	4,912	(5,230)
Goseong Green Energy Co., Ltd.		356,546	110,753	—	(5,489)
Gangneung Eco Power Co., Ltd.		176,805	6,503	—	(3,494)
Shin Pyeongtaek Power Co., Ltd.		54,174	60,518	—	(3,291)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,937	2,297	427	(47)
DS POWER Co., Ltd.		726,699	618,793	276,324	(10,031)
Dongducheon Dream Power Co., Ltd.		1,670,945	1,427,773	946,379	(27,936)
KS Solar Co., Ltd.		27,213	24,035	4,152	(79)
Jinbhuvish Power Generation Pvt. Ltd.		70,273	14,513	—	(950)
SE Green Energy Co., Ltd.		7,381	—	—	(103)
Daegu Photovoltaic Co., Ltd.		18,909	13,047	3,317	739
Jeongam Wind Power Co., Ltd.		13,199	3,199	—	(1,496)
Korea Power Engineering Service Co., Ltd.		13,401	3,713	27,394	3,463
Busan Green Energy Co., Ltd.		147,843	100,247	—	(2,444)
Jungbu Bio Energy Co., Ltd.		11,340	12,037	—	(5,489)
Korea Electric Vehicle Charging Service		10,545	6,604	5,177	(1,225)
Ulleungdo Natural Energy Co., Ltd.		24,836	1,738	—	(1,730)
Korea Nuclear Partners Co., Ltd.		1,363	507	372	(140)
Tamra Offshore Wind Power Co., Ltd.		127,880	101,900	983	(6,307)
Korea Electric Power Corporation Fund		51,970	128	3	(647)
Energy Infra Asset Management Co., Ltd.		2,779	160	32	(381)
Daegu clean Energy Co., Ltd.		500	—	—	—
YaksuESS Co., Ltd		6,474	5,801	—	(48)
Nepal Water & Energy Development Company Private Limited		43,788	10,477	—	(703)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	624	33	—	(16,855)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		142,684	72,086	18,628	3,462
Shuweihat Asia Power Investment B.V.		282	4	—	12,380
Shuweihat Asia Operation & Maintenance Company		1,016	13	2,388	1,723
Waterbury Lake Uranium L.P.		56,181	47	—	—
ASM-BG Investicii AD		79,898	36,921	12,604	3,105
RES Technology AD		68,553	41,389	7,798	(139)
KV Holdings, Inc.		5,245	1	—	1,072
KEPCO SPC Power Corporation		448,069	121,783	165,046	63,689
Canada Korea Uranium Limited Partnership		285	144	—	(59)
Gansu Datang Yumen Wind Power Co., Ltd.		89,517	57,464	4,263	(6,815)
Datang Chifeng Renewable Power Co., Ltd.		813,804	397,344	99,795	19,042
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		62,600	35,493	8,742	2,505
Rabigh Electricity Company		2,691,654	2,258,772	278,431	37,791
Rabigh Operation & Maintenance Company		25,032	13,965	25,607	4,870
Jamaica Public Service Company Limited		1,291,008	659,296	827,298	25,324
KW Nuclear Components Co., Ltd.		26,417	11,990	26,481	9,452
Busan Shinho Solar Power Co., Ltd.		47,789	32,533	6,770	1,247
GS Donghae Electric Power Co., Ltd.		1,952,297	1,346,568	19,851	16,396
Global Trade Of Power System Co., Ltd.		1,661	18	2,667	205
Expressway Solar-light Power Generation Co., Ltd.		20,790	12,710	3,395	960
KODE NOVUS I LLC		14,286	104,252	2,362	(50,151)
KODE NOVUS II LLC		3,236	50,267	810	(22,582)
Daejung Offshore Wind Power Co., Ltd.		6,076	34	—	(675)
Amman Asia Electric Power Company		881,164	624,590	13,631	29,684
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		145,576	136,247	31,852	456
Dangjin Eco Power Co., Ltd.		149,926	1,001	—	(2,023)
Honam Wind Power Co., Ltd.		41,614	26,375	6,776	2,171
Chun-cheon Energy Co., Ltd.		548,306	379,113	—	(3,684)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,773	81,881	11,208	(26)
Nghi Son 2 Power Ltd.		757	302	—	(1,481)
Kelar S.A		617,803	712,124	—	(4,109)
PT. Tanjung Power Indonesia		203,051	197,491	122,583	3,821
Incheon New Power Co., Ltd.		7,902	5,961	2,985	168
Seokmun Energy Co., Ltd.		235,905	234,556	—	(543)
Daehan Wind Power PSC		750	714	—	(523)
Barakah One Company		17,117,338	17,116,680	—	—
Nawah Energy Company		1,645	—	—	—
MOMENTUM		2,749	2,547	2,886	194
Daegu Green Power Co., Ltd.		636,438	547,017	265,621	(3,981)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	~~W~~	639,118	471,497	321,273	18,625
Korea Gas Corporation		42,385,340	32,328,396	26,052,724	319,190
Korea Electric Power Industrial Development Co., Ltd.		142,835	77,340	324,162	9,855
YTN Co., Ltd.		305,799	126,561	117,418	(520)
Cheongna Energy Co., Ltd.		458,205	419,353	48,519	(21,108)
Gangwon Wind Power Co., Ltd.		114,600	28,994	21,941	8,529
Hyundai Green Power Co., Ltd.		1,182,352	790,407	486,435	31,011
Korea Power Exchange		236,199	27,464	87,400	9,303
AMEC Partners Korea Ltd.		1,332	123	511	155
Hyundai Energy Co., Ltd.		526,305	473,736	80,067	(29,749)
Ecollite Co., Ltd.		2,271	345	—	(97)
Taebaek Wind Power Co., Ltd.		48,009	26,212	6,626	(302)
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		10,349	—	—	(477)
Pyeongchang Wind Power Co., Ltd.		62,565	48,959	—	(1,164)
Daeryun Power Co., Ltd.		838,199	657,551	279,787	(29,806)
JinanJangsu Wind Power Co., Ltd.		306	—	—	(1)
Changjuk Wind Power Co., Ltd.		41,444	19,053	6,472	772
KNH Solar Co., Ltd.		27,254	20,105	4,399	861
SPC Power Corporation		182,908	30,191	68,149	37,395
Gemeng International Energy Co., Ltd.		5,956,288	3,940,455	902,008	95,064
PT. Cirebon Electric Power		1,026,729	806,458	295,788	43,968
KNOC Nigerian East Oil Co., Ltd.		264,434	337,762	—	(6,069)
KNOC Nigerian West Oil Co., Ltd.		160,765	230,001	—	(7,386)
Dolphin Property Limited		300	1	—	8
PT Wampu Electric Power		201,383	160,159	17,476	(2,696)
PT. Bayan Resources TBK		1,043,143	901,952	461,349	(30,014)
S-Power Co., Ltd.		935,870	664,523	632,073	5,336
Pioneer Gas Power Limited		310,761	240,833	—	148
Eurasia Energy Holdings		599	1,069	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		506,970	341,261	—	2,760
Busan Solar Co., Ltd.		26,059	21,367	4,267	383
Hadong Mineral Fiber Co., Ltd.		2	21	—	(30)
Green Biomass Co., Ltd.		10,664	9,343	4,136	(1,323)
PT. Mutiara Jawa		25,013	29,913	1,943	(7,247)
Samcheok Eco Materials Co., Ltd.		23,119	735	—	(2,171)
Noeul Green Energy Co., Ltd.		1,517	44	—	(446)
Naepo Green Energy Co., Ltd.		108,167	1,184	3,126	(5,274)
Goseong Green Energy Co., Ltd.		95,323	3,248	—	(4,312)
Gangneung Eco Power Co., Ltd.		81,459	9,163	—	(3,610)
Shin Pyeongtaek Power Co., Ltd.		25,875	29,190	—	(2,595)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,128	2,452	490	81
DS POWER Co., Ltd.		641,257	525,524	33,542	(5,759)
Dongducheon Dream Power Co., Ltd.		1,668,235	1,397,026	1,003,346	(10,307)
KS Solar Co., Ltd.		29,745	26,469	4,667	278
Yeongwol Energy Station Co., Ltd.		179,852	166,953	12,068	1,831
Jinbhuvish Power Generation Pvt. Ltd.		75,429	19,199	—	(805)
SE Green Energy Co., Ltd.		7,484	—	—	(103)
Daegu Photovoltaic Co., Ltd.		21,039	14,535	3,977	1,051
Jeongam Wind Power Co., Ltd.		2,053	299	—	(621)
Korea Power Engineering Service Co., Ltd.		9,194	2,968	25,925	2,296
Busan Green Energy Co., Ltd.		50,093	53	—	(180)
Jungbu Bio Energy Co., Ltd.		5,192	400	—	(508)
Korea Electric Vehicle Charging Service		9,577	4,412	—	(482)
Ulleungdo Natural Energy Co., Ltd.		27,113	2,262	—	(1,948)
Korea Nuclear Partners Co., Ltd.		1,002	6	—	(4)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	17,535	111	—	(765)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		150,157	81,056	16,335	(373)
Shuweihat Asia Power Investment B.V.		41,969	17	—	8,232
Shuweihat Asia Operation & Maintenance Company		885	—	2,318	1,666
Waterbury Lake Uranium L.P.		51,302	4	—	—
ASM-BG Investicii AD		83,766	43,359	12,328	2,833
RES Technology AD		73,261	45,684	7,539	(566)
KV Holdings, Inc.		5,025	—	—	186
KEPCO SPC Power Corporation		449,553	172,261	175,008	59,610
Canada Korea Uranium Limited Partnership		305	124	—	(19)
KEPCO Energy Resource Nigeria Limited		380,282	416,959	—	(16,309)
Gansu Datang Yumen Wind Power Co., Ltd.		98,298	58,030	7,280	(4,507)
Datang Chifeng Renewable Power Co., Ltd.		882,914	454,731	103,860	21,900
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		65,110	38,661	7,880	1,216
Rabigh Electricity Company		2,644,825	2,297,194	293,184	53,384
Rabigh Operation & Maintenance Company		18,186	9,222	22,203	2,144
Jamaica Public Service Company Limited		1,086,244	657,962	859,728	3,305
KW Nuclear Components Co., Ltd.		36,065	24,777	16,217	7,687
Busan Shinho Solar Power Co., Ltd.		51,617	36,903	7,565	1,471
GS Donghae Electric Power Co., Ltd.		1,675,986	1,086,534	—	(2,823)
Global Trade Of Power System Co., Ltd.		1,547	78	4,849	287
Expressway Solar-light Power Generation Co., Ltd.		21,154	13,913	2,981	443
KODE NOVUS I LLC		64,453	110,030	3,421	(59,389)
KODE NOVUS II LLC		22,500	45,306	1,868	(39,345)
Daejung Offshore Wind Power Co., Ltd.		6,795	78	—	(606)
Amman Asia Electric Power Company		875,590	645,998	46,940	41,880
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		50,152	41,326	18,849	(611)
Dangjin Eco Power Co., Ltd.		136,982	945	—	(1,035)
Honam Wind Power Co., Ltd.		41,527	28,100	5,944	1,266
Nepal Water & Energy Development Company Private Limited		42,644	11,136	—	(647)
Chun-cheon Energy Co., Ltd.		149,025	42,094	—	(2,389)
Yeonggwangbaeksu Wind Power Co., Ltd.		104,045	86,257	4,974	(1,956)
Nghi Son 2 Power Ltd.		771	234	—	(1,111)
Kelar S.A		375,136	405,618	—	(3,140)
PT. Tanjung Power Indonesia		37,948	36,185	16,476	(276)
Incheon New Power Co., Ltd.		10,078	8,306	3,318	301
Seokmun Energy Co., Ltd.		184,051	184,759	—	(552)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2016 and 2015 are as follows:

In millions of won
2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Korea Gas Corporation	~~W~~	9,386,486	21.57%	2,024,665	—	—	(90,788)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		70,604	29.00%	20,475	—	—	—	20,475
YTN Co., Ltd.		178,212	21.43%	38,191	—	(30)	(5)	38,156
Cheongna Energy Co., Ltd.		22,627	43.90%	9,933	2,584	(144)	—	12,373
Gangwon Wind Power Co., Ltd.		86,797	15.00%	13,020	—	—	49	13,069
Hyundai Green Power Co., Ltd.		399,994	29.00%	115,998	—	—	—	115,998
Korea Power Exchange		223,238	100.00%	223,238	—	—	—	223,238
AMEC Partners Korea Ltd.		1,184	19.00%	225	—	—	—	225
Hyundai Energy Co., Ltd.		6,774	46.30%	3,136	—	(1,079)	(1,026)	1,031
Ecollite Co., Ltd.		1,821	36.10%	657	—	—	(657)	—
Taebaek Wind Power Co., Ltd.		19,000	25.00%	4,750	—	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		12,522	25.00%	3,131	—	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		13,531	25.00%	3,383	—	—	—	3,383
Daeryun Power Co., Ltd.		148,353	19.45%	28,855	1,014	—	4	29,873
Changjuk Wind Power Co., Ltd.		22,716	30.00%	6,815	—	—	115	6,930
KNH Solar Co., Ltd.		7,679	27.00%	2,073	—	—	—	2,073
SPC Power Corporation		149,520	38.00%	56,818	—	—	—	56,818
Gemeng International Energy Co., Ltd.		2,000,974	34.00%	680,331	—	—	(266)	680,065
PT. Cirebon Electric Power		351,484	27.50%	96,658	—	—	—	96,658
KNOC Nigerian East Oil Co., Ltd.		(85,247)	14.63%	(12,472)	—	—	12,472	—
KNOC Nigerian West Oil Co., Ltd.		(78,317)	14.63%	(11,458)	—	—	11,458	—
PT Wampu Electric Power		50,409	46.00%	23,188	—	—	—	23,188
PT. Bayan Resources TBK		99,473	20.00%	19,895	482,109	—	(99,337)	402,667
S-Power Co., Ltd.		256,849	49.00%	125,856	—	(1,944)	—	123,912
Pioneer Gas Power Limited		68,813	40.00%	27,525	23,147	—	68	50,740
Eurasia Energy Holdings		(485)	40.00%	(194)	—	—	194	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		229,227	25.00%	57,307	(4,802)	(672)	(289)	51,544
Hadong Mineral Fiber Co., Ltd.		(20)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		335	14.00%	47	—	—	—	47
PT. Mutiara Jawa		(6,567)	29.00%	(1,904)	70	—	1,834	—
Samcheok Eco Materials Co., Ltd.		23,889	2.35%	561	—	—	(561)	—
Noeul Green Energy Co., Ltd.		4,196	29.00%	1,217	—	—	—	1,217
Naepo Green Energy Co., Ltd.		101,753	25.00%	25,438	—	—	—	25,438
Goseong Green Energy Co., Ltd.		245,793	1.12%	2,742	—	(79)	—	2,663
Gangneung Eco Power Co., Ltd.		170,302	1.61%	2,744	—	(98)	—	2,646
Shin Pyeongtaek Power Co., Ltd.		(6,344)	40.00%	(2,538)	—	(3,380)	5,918	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		640	28.00%	179	—	—	2	181
DS POWER Co., Ltd.		107,906	14.44%	15,582	—	(7,302)	(1,090)	7,190
Dongducheon Dream Power Co., Ltd.		243,172	33.61%	81,730	—	(4,768)	(30,086)	46,876
KS Solar Co., Ltd.		3,178	19.00%	604	—	—	—	604
Jinbhuvish Power Generation Pvt. Ltd.		55,760	5.16%	2,877	—	—	(2,877)	—
SE Green Energy Co., Ltd.		7,381	47.76%	3,525	—	—	—	3,525

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2016 and 2015 are as follows, continued:

In millions of won
2016
Investees	Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Daegu Photovoltaic Co., Ltd.	5,862	29.00%	1,700	—	—	—	1,700
Jeongam Wind Power Co., Ltd.	10,000	40.00%	4,000	—	—	—	4,000
Korea Power Engineering Service Co., Ltd.	9,688	29.00%	2,810	—	—	—	2,810
Busan Green Energy Co., Ltd.	47,596	29.00%	13,803	—	—	—	13,803
Jungbu Bio Energy Co., Ltd.	(697)	18.87%	(132)	—	—	132	—
Korea Electric Vehicle Charging Service	3,941	28.00%	1,103	—	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.	23,098	29.85%	6,895	—	—	(1)	6,894
Korea Nuclear Partners Co., Ltd.	856	29.00%	248	—	—	—	248
Tamra Offshore Wind Power Co., Ltd.	25,980	27.00%	7,015	—	—	—	7,015
Korea Electric Power Corporation Fund	51,842	98.09%	50,852	—	—	4	50,856
Energy Infra Asset Management Co., Ltd.	2,619	9.90%	259	—	—	—	259
Daegu clean Energy Co., Ltd.	500	28.00%	140	—	—	—	140
YaksuESS Co., Ltd	673	29.00%	195	—	—	1	196
Nepal Water & Energy Development Company Private Limited	33,311	52.77%	17,578	972	—	117	18,667

<Joint ventures>
KEPCO-Uhde Inc.	591	50.85%	301	—	—	—	301
Eco Biomass Energy Sdn. Bhd.	—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.	70,598	40.00%	28,239	—	—	—	28,239
Shuweihat Asia Power Investment B.V.	278	49.00%	136	—	—	(136)	—
Shuweihat Asia Operation & Maintenance Company	1,003	55.00%	552	—	—	(102)	450
Waterbury Lake Uranium L.P.	56,134	36.97%	20,753	—	—	561	21,314
ASM-BG Investicii AD	42,977	50.00%	21,489	—	—	(1)	21,488
RES Technology AD	27,164	50.00%	13,582	—	—	—	13,582
KV Holdings, Inc.	5,244	40.00%	2,098	—	—	—	2,098
KEPCO SPC Power Corporation	326,286	75.20%	245,367	—	—	—	245,367
Canada Korea Uranium Limited Partnership	141	12.50%	18	—	—	(18)	—
Gansu Datang Yumen Wind Power Co., Ltd.	32,053	40.00%	12,821	—	—	—	12,821
Datang Chifeng Renewable Power Co., Ltd.	416,460	40.00%	166,584	—	—	(49)	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	27,107	40.00%	10,843	—	—	—	10,843
Rabigh Electricity Company	432,882	40.00%	173,153	—	(75,311)	(40)	97,802
Rabigh Operation & Maintenance Company	11,067	40.00%	4,427	—	—	—	4,427
Jamaica Public Service Company Limited	631,712	40.00%	252,685	(80,161)	—	76,929	249,453
KW Nuclear Components Co., Ltd.	14,427	45.00%	6,492	90	—	551	7,133
Busan Shinho Solar Power Co., Ltd.	15,256	25.00%	3,814	—	—	—	3,814
GS Donghae Electric Power Co., Ltd.	605,729	34.00%	205,948	—	—	—	205,948
Global Trade Of Power System Co., Ltd.	1,643	29.00%	476	—	—	1	477
Expressway Solar-light Power Generation Co., Ltd.	8,080	29.00%	2,343	—	—	—	2,343
KODE NOVUS I LLC	(89,966)	50.00%	(44,983)	4,732	—	40,251	—
KODE NOVUS II LLC	(47,031)	50.00%	(23,516)	—	—	23,516	—
Daejung Offshore Wind Power Co., Ltd.	6,042	49.90%	3,015	—	—	—	3,015
Amman Asia Electric Power Company	256,574	60.00%	153,944	—	—	(87)	153,857
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	9,329	51.00%	4,758	—	—	—	4,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2016 and 2015 are as follows, continued:

In millions of won
2016
Investees	Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Dangjin Eco Power Co., Ltd.	148,925	34.00%	50,635	2,618	—	—	53,253
Honam Wind Power Co., Ltd.	15,239	29.00%	4,419	32	—	—	4,451
Chun-cheon Energy Co., Ltd.	169,193	29.90%	50,589	3	—	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.	17,892	15.00%	2,684	5	—	—	2,689
Nghi Son 2 Power Ltd.	455	50.00%	228	—	—	1	229
Kelar S.A	(94,321)	65.00%	(61,309)	2,424	—	58,885	—
PT. Tanjung Power Indonesia	5,560	35.00%	1,946	—	—	—	1,946
Incheon New Power Co., Ltd.	1,941	29.00%	563	—	—	—	563
Seokmun Energy Co., Ltd.	1,349	29.00%	391	—	—	—	391
Daehan Wind Power PSC	36	50.00%	18	—	—	(2)	16
Barakah One Company	658	18.00%	118	—	—	(2)	116
Nawah Energy Company	1,645	18.00%	296	—	—	(6)	290
MOMENTUM	202	33.33%	67	—	—	—	67
Daegu Green Power Co., Ltd.	89,421	29.00%	25,932	84	—	21,512	47,528

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	~~W~~	167,621	47.80%	80,123	144	—	—	80,267
Korea Gas Corporation		10,056,944	21.57%	2,169,283	—	—	(66,470)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		65,495	29.00%	18,994	—	—	—	18,994
YTN Co., Ltd.		179,238	21.43%	38,411	—	(43)	(3)	38,365
Cheongna Energy Co., Ltd.		38,852	43.90%	17,056	2,584	(150)	—	19,490
Gangwon Wind Power Co., Ltd.		85,606	15.00%	12,841	—	—	49	12,890
Hyundai Green Power Co., Ltd.		391,945	29.00%	113,664	—	—	—	113,664
Korea Power Exchange		208,735	100.00%	208,735	—	—	—	208,735
AMEC Partners Korea Ltd.		1,209	19.00%	230	—	—	—	230
Hyundai Energy Co., Ltd.		52,569	46.30%	24,340	—	(1,120)	(16,230)	6,990
Ecollite Co., Ltd.		1,926	36.10%	695	—	—	(695)	—
Taebaek Wind Power Co., Ltd.		21,797	25.00%	5,449	—	(493)	—	4,956
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		10,349	25.00%	2,587	—	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		13,606	25.00%	3,402	—	—	—	3,402
Daeryun Power Co., Ltd.		180,648	19.45%	35,136	1,014	—	6	36,156
JinanJangsu Wind Power Co., Ltd.		306	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		22,391	30.00%	6,717	—	(574)	—	6,143
KNH Solar Co., Ltd.		7,149	27.00%	1,930	—	(6)	—	1,924
SPC Power Corporation		152,717	38.00%	58,033	—	—	—	58,033
Gemeng International Energy Co., Ltd.		2,015,833	34.00%	685,383	—	—	43,013	728,396
PT. Cirebon Electric Power		220,271	27.50%	60,574	—	—	—	60,574
KNOC Nigerian East Oil Co., Ltd.		(73,328)	14.63%	(10,728)	—	—	10,728	—
KNOC Nigerian West Oil Co., Ltd.		(69,236)	14.63%	(10,129)	—	—	10,129	—
Dolphin Property Limited		299	15.00%	45	—	—	16	61
PT Wampu Electric Power		41,224	46.00%	18,963	—	—	—	18,963
PT. Bayan Resources TBK		141,191	20.00%	28,238	498,089	—	(1,261)	525,066
S-Power Co., Ltd.		271,347	49.00%	132,960	—	(2,052)	—	130,908
Pioneer Gas Power Limited		69,928	40.00%	27,971	23,147	—	69	51,187
Eurasia Energy Holdings		(470)	40.00%	(188)	—	—	188	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		165,709	25.00%	41,427	(8,796)	(479)	(289)	31,863
Busan Solar Co., Ltd.		4,692	19.80%	929	—	(4)	—	925
Hadong Mineral Fiber Co., Ltd.		(19)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		1,321	14.00%	185	—	—	(185)	—
PT. Mutiara Jawa		(4,900)	29.00%	(1,421)	70	—	1,351	—
Samcheok Eco Materials Co., Ltd.		22,384	2.67%	598	—	—	(598)	—
Noeul Green Energy Co., Ltd.		1,473	20.00%	295	—	—	—	295
Naepo Green Energy Co., Ltd.		106,983	25.00%	26,746	—	—	—	26,746
Goseong Green Energy Co., Ltd.		92,075	2.90%	2,670	—	—	—	2,670
Gangneung Eco Power Co., Ltd.		72,296	3.72%	2,689	—	—	(1)	2,688
Shin Pyeongtaek Power Co., Ltd.		(3,315)	40.00%	(1,326)	—	(1,995)	3,321	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		676	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		115,733	14.44%	16,712	—	(5,940)	188	10,960
Dongducheon Dream Power Co., Ltd.		271,209	33.61%	91,153	—	5,398	(40,884)	55,667
KS Solar Co., Ltd.		3,276	19.00%	622	—	(4)	—	618
Yeongwol Energy Station Co., Ltd.		12,899	10.00%	1,290	—	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		56,230	5.16%	2,901	5,450	—	(1)	8,350
SE Green Energy Co., Ltd.		7,484	47.76%	3,575	—	—	—	3,575
Daegu Photovoltaic Co., Ltd.		6,504	29.00%	1,886	—	—	—	1,886

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2016 and 2015 are as follows, continued:

In millions of won
2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

Jeongam Wind Power Co., Ltd.	~~W~~	1,754	40.00%	702	—	—	—	702
Korea Power Engineering Service Co., Ltd.		6,226	29.00%	1,805	—	—	—	1,805
Busan Green Energy Co., Ltd.		50,040	29.00%	14,512	—	—	—	14,512
Jungbu Bio Energy Co., Ltd.		4,792	18.87%	904	—	—	—	904
Korea Electric Vehicle Charging Service		5,165	28.00%	1,446	—	—	—	1,446
Ulleungdo Natural Energy Co., Ltd.		24,851	29.85%	7,418	—	—	(1)	7,417
Korea Nuclear Partners Co., Ltd.		996	29.00%	289	—	—	—	289

<Joint ventures>
KEPCO-Uhde Inc.		17,424	50.85%	8,860	—	—	(311)	8,549
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		69,101	40.00%	27,640	—	—	—	27,640
Shuweihat Asia Power Investment B.V.		41,952	49.00%	20,556	—	—	(82)	20,474
Shuweihat Asia Operation & Maintenance Company		885	55.00%	487	—	—	(1)	486
Waterbury Lake Uranium L.P.		51,298	40.00%	20,519	—	—	(220)	20,299
ASM-BG Investicii AD		40,407	50.00%	20,203	—	—	—	20,203
RES Technology AD		27,577	50.00%	13,789	—	—	—	13,789
KV Holdings, Inc.		5,025	40.00%	2,010	—	—	—	2,010
KEPCO SPC Power Corporation		277,292	75.20%	208,524	—	—	—	208,524
Canada Korea Uranium Limited Partnership		181	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(36,677)	30.00%	(11,003)	—	—	11,003	—
Gansu Datang Yumen Wind Power Co., Ltd.		40,268	40.00%	16,107	—	—	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		428,183	40.00%	171,273	—	—	(49)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,449	40.00%	10,580	—	—	—	10,580
Rabigh Electricity Company		347,631	40.00%	139,052	—	(79,646)	(38)	59,368
Rabigh Operation & Maintenance Company		8,964	40.00%	3,586	—	—	—	3,586
Jamaica Public Service Company Limited		428,282	40.00%	171,313	(72,370)	—	142,975	241,918
KW Nuclear Components Co., Ltd.		11,288	45.00%	5,080	90	—	(185)	4,985
Busan Shinho Solar Power Co., Ltd.		14,714	25.00%	3,678	—	—	—	3,678
GS Donghae Electric Power Co., Ltd.		589,452	34.00%	200,414	—	—	(35)	200,379
Global Trade Of Power System Co., Ltd.		1,469	29.00%	426	—	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		7,241	29.00%	2,100	—	—	—	2,100
KODE NOVUS I LLC		(45,577)	50.00%	(22,789)	4,732	—	18,057	—
KODE NOVUS II LLC		(22,806)	49.00%	(11,175)	—	—	11,175	—
Daejung Offshore Wind Power Co., Ltd.		6,717	49.90%	3,352	—	—	—	3,352
Amman Asia Electric Power Company		229,592	60.00%	137,755	—	—	(87)	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		8,826	51.00%	4,501	—	—	—	4,501
Dangjin Eco Power Co., Ltd.		136,037	34.00%	46,253	2,696	—	(668)	48,281
Honam Wind Power Co., Ltd.		13,427	29.00%	3,894	32	—	—	3,926
Nepal Water & Energy Development Company Private Limited		31,508	52.77%	16,627	972	—	166	17,765
Chun-cheon Energy Co., Ltd.		106,931	29.90%	31,972	3	—	1	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		17,788	15.00%	2,668	—	—	—	2,668
Nghi Son 2 Power Ltd.		537	50.00%	268	—	—	1	269
Kelar S.A		(30,482)	65.00%	(19,814)	2,424	—	17,390	—
PT. Tanjung Power Indonesia		1,763	35.00%	617	—	—	—	617
Incheon New Power Co., Ltd.		1,772	29.00%	514	—	—	—	514
Seokmun Energy Co., Ltd.		(708)	29.00%	(205)	—	—	205	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2016 and 2015, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2016			2015
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest

Green Biomass Co., Ltd.	~~W~~	—	—	(125)	—
Shin Pyeongtaek Power Co., Ltd.		1,211	2,537	1,038	1,326
Chun-cheon Energy Co., Ltd.		—	—	(8)	—
Seokmun Energy Co., Ltd.		(205)	—	152	205
Kelar S.A		43,920	61,309	17,389	17,389
Hadong Mineral Fiber Co., Ltd.		—	5	5	5
PT. Mutiara Jawa		554	1,905	1,351	1,351
Eurasia Energy Holdings		6	194	188	188
KODE NOVUS I LLC		22,194	44,983	22,789	22,789
KODE NOVUS II LLC		12,340	23,515	11,175	11,175
Jungbu Bio Energy Co., Ltd.		132	132	—	—

(7)	As of December 31, 2016, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2016, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(viii)	Samcheok Eco Materials Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(ix)	Hyundai Green Power Co., Ltd.

As of December 31, 2016, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~919.2 billion with Korea Development Bank and others. At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors. At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares when claimed by Hyundai Steel Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions

KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KS Solar Co., Ltd.	Dividends can only be paid when all conditions of a loan agreement are satisfied.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

DS Power Co., Ltd.	Shares cannot be wholly or partially transferred, except as permitted by the agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value

Land	~~W~~	12,969,741	(3,204)	—	—	12,966,537
Buildings		17,722,326	(61,188)	(5,936,849)	(853)	11,723,436
Structures		63,291,437	(197,641)	(19,959,839)	(1,183)	43,132,774
Machinery		67,769,168	(111,064)	(24,344,832)	(2,391)	43,310,881
Ships		4,175	—	(3,625)	—	550
Vehicles		247,751	(107)	(176,781)	—	70,863
Equipment		1,270,660	(732)	(894,265)	—	375,663
Tools		921,115	(430)	(742,083)	—	178,602
Construction-in-progress		27,334,368	(135,807)	—	(38,108)	27,160,453
Finance lease assets		2,390,779	—	(1,984,426)	—	406,353
Asset retirement costs		7,129,771	—	(3,064,359)	—	4,065,412
Others		10,361,294	—	(8,009,762)	—	2,351,532

	~~W~~	211,412,585	(510,173)	(65,116,821)	(42,535)	145,743,056

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

In millions of won	2015
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value

Land	~~W~~	12,396,460	(3,147)	—	—	12,393,313
Buildings		14,936,722	(63,932)	(5,259,436)	(854)	9,612,500
Structures		58,251,296	(193,119)	(17,991,950)	(1,184)	40,065,043
Machinery		57,143,211	(108,935)	(20,242,232)	(36,230)	36,755,814
Ships		4,930	—	(4,144)	—	786
Vehicles		227,733	(29)	(167,261)	—	60,443
Equipment		1,134,376	(1,026)	(823,805)	—	309,545
Tools		836,131	(691)	(675,501)	—	159,939
Construction-in-progress		35,305,133	(139,898)	—	(38,107)	35,127,128
Finance lease assets		2,389,985	—	(1,878,476)	—	511,509
Asset retirement costs		6,888,547	—	(2,782,460)	—	4,106,087
Others		9,438,381	—	(7,179,137)	—	2,259,244

	~~W~~	198,952,905	(510,777)	(57,004,402)	(76,375)	141,361,351

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	~~W~~	12,396,460	13,973	(52,569)	—	—	611,877	12,969,741
(Government grants)		(3,147)	—	14	—	—	(71)	(3,204)
Buildings		9,676,432	—	(9,020)	(676,866)	—	2,794,078	11,784,624
(Government grants)		(63,932)	—	731	5,299	—	(3,286)	(61,188)
Structures		40,258,162	455	(524,310)	(2,233,333)	—	5,829,441	43,330,415
(Government grants)		(193,119)	—	2,597	9,491	—	(16,610)	(197,641)
Machinery		36,864,749	193,017	(243,757)	(4,353,596)	—	10,961,532	43,421,945
(Government grants)		(108,935)	(33)	1,210	12,272	—	(15,578)	(111,064)
Ships		786	—	—	(281)	—	45	550
Vehicles		60,472	2,493	(34)	(27,615)	—	35,654	70,970
(Government grants)		(29)	(58)	—	25	—	(45)	(107)
Equipment		310,571	67,134	(323)	(128,084)	—	127,097	376,395
(Government grants)		(1,026)	—	—	452	—	(158)	(732)
Tools		160,630	27,856	(327)	(69,842)	—	60,715	179,032
(Government grants)		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		35,267,026	11,752,352	(94,443)	—	—	(19,628,675)	27,296,260
(Government grants)		(139,898)	(28,434)	—	—	—	32,525	(135,807)
Finance lease assets		511,509	34	(31)	(96,254)	—	(8,905)	406,353
Asset retirement costs		4,106,087	—	—	(509,310)	—	468,635	4,065,412
Others		2,259,244	—	(9)	(813,248)	—	905,545	2,351,532

	~~W~~	141,361,351	12,028,789	(920,271)	(8,880,595)	—	2,153,782	145,743,056

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others (*2)	Ending balance

Land	~~W~~	12,238,488	9,370	(192,496)	—	—	341,098	12,396,460
(Government grants)		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		8,979,023	12,466	(42,889)	(633,770)	—	1,361,602	9,676,432
(Government grants)		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		38,654,777	1,787	(181,914)	(2,120,749)	—	3,904,261	40,258,162
(Government grants)		(196,871)	—	1,816	9,178	—	(7,242)	(193,119)
Machinery		35,460,708	430,524	(250,915)	(3,880,076)	(1,205)	5,105,713	36,864,749
(Government grants)		(108,750)	—	1,101	11,133	—	(12,419)	(108,935)
Ships		1,085	—	—	(299)	—	—	786
Vehicles		50,576	5,449	(27)	(22,175)	—	26,649	60,472
(Government grants)		(76)	—	1	47	—	(1)	(29)
Equipment		211,647	56,004	(230)	(103,889)	—	147,039	310,571
(Government grants)		(1,002)	—	—	469	—	(493)	(1,026)
Tools		152,777	25,940	(90)	(67,482)	—	49,485	160,630
(Government grants)		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		32,379,512	13,508,590	(13,658)	—	(29,139)	(10,578,279)	35,267,026
(Government grants)		(123,938)	(27,239)	—	—	—	11,279	(139,898)
Finance lease assets		612,395	1,560	(3,959)	(110,162)	—	11,675	511,509
Asset retirement costs		5,354,427	—	—	(551,461)	—	(696,879)	4,106,087
Others		2,219,386	25,436	(98)	(804,545)	—	819,065	2,259,244

	~~W~~	135,812,499	14,049,887	(683,358)	(8,268,449)	(30,344)	481,116	141,361,351

(*1)	Korea South-East Power Co., Ltd. and Korea East-West Power Co., Ltd, 100% owned subsidiaries, have determined that there is an impairment indicator and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.
(*2)	‘Others’ include ~~W~~23,273 million of land and buildings that were reclassified to assets held for sale (note 42) comprising ~~W~~2,907 million of land and ~~W~~20,366 million of buildings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

19.	Investment Properties

(1)	Investment properties as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Acquisition cost		Government grants	Accumulated depreciation	Book value

Land	~~W~~	336,421	—	—	336,421
Buildings		29,168	(64)	(11,845)	17,259

	~~W~~	365,589	(64)	(11,845)	353,680

In millions of won	2015
	Acquisition cost		Government grants	Accumulated depreciation	Book value

Land	~~W~~	253,960	—	—	253,960
Buildings		27,655	(13)	(11,692)	15,950

	~~W~~	281,615	(13)	(11,692)	269,910

(2)	Changes in investment properties for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Depreciation	Others	Ending balance

Land	~~W~~	253,960	—	82,461	336,421
Buildings		15,963	(679)	2,039	17,323
(Government grants)		(13)	1	(52)	(64)

	~~W~~	269,910	(678)	84,448	353,680

In millions of won	2015
	Beginning balance		Depreciation	Others	Ending balance

Land	~~W~~	301,483	—	(47,523)	253,960
Buildings		15,791	(669)	841	15,963
(Government grants)		(10)	—	(3)	(13)

	~~W~~	317,264	(669)	(46,685)	269,910

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Rental income	~~W~~	9,460	10,931
Operating and maintenance expenses related to rental income		(678)	(669)

	~~W~~	8,782	10,262

(4)	Fair value of investment properties as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Book value		Fair value	Book value	Fair value

Land	~~W~~	336,421	374,042	253,960	284,423
Buildings		17,259	20,708	15,950	18,263

	~~W~~	353,680	394,750	269,910	302,686

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Increase and decrease (*)	Recognized as revenue	Ending balance

Nuclear power plant construction in UAE and others	~~W~~	12,308,839	(1,045,094)	(4,026,857)	7,236,888

(*)	For the year ended December 31, 2016, the increased balance of contracts from new orders and other is ~~W~~718,118 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~1,763,212 million.

In millions of won	2015
	Beginning balance		Increase and decrease (*)	Recognized as revenue	Ending balance

Nuclear power plant construction in UAE and others	~~W~~	17,081,074	(1,011,031)	(3,761,204)	12,308,839

(*)	For the year ended December 31, 2015, the increased balance of contracts from new orders and other is ~~W~~412,617 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~1,423,648 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts

Nuclear power plant construction in UAE and others	~~W~~	15,314,737	14,396,890	917,847	—

In millions of won	2015
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts

Nuclear power plant construction in UAE and others	~~W~~	12,224,934	11,573,516	651,418	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)

Nuclear power plant construction in UAE and others	~~W~~	44,930	651,985	55,317	893,992

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)	The contract between the Company and ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without agreement of the purchaser. ENEC did not agree to disclose such information. Accordingly, the Company did not disclose such information based on K-IFRS 1011 45.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Company does so. Also, the Company has not disclosed such information in a registration statement, investment prospectus or annual report and reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Company’s construction for the year ended December 31, 2016 are as follows:

In millions of won	2016
						Assets		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs

Transmission and distribution	~~W~~	—	(24,494)	46,935	(71,429)	16,331	—	—	—	(1,889,473)
Electric power generation (nuclear)		—	—	—	—	1,902	—	—	—	—
Plant maintenance & engineering service		233	973	1,061	(88)	25,925	—	40,980	(8,456)	1,889
Others		—	—	—	—	772	—	—	—	—

	~~W~~	233	(23,521)	47,996	(71,517)	44,930	—	40,980	(8,456)	(1,887,584)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	~~W~~	458,382	(595)	(365,161)	—	92,626
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		35,756	—	(15,675)	—	20,081
Mining rights		549,371	—	(10,511)	—	538,860
Development expenditures		785,966	(5,152)	(723,561)	—	57,253
Intangible assets under development		119,474	(11,090)	—	(3,941)	104,443
Usage rights of donated assets and other		426,346	(21)	(342,244)	—	84,081
Leasehold rights		23,350	—	(18,718)	—	4,632
Greenhouse gas emissions rights		6,283	—	—	—	6,283
Others		173,213	—	(88,527)	(12,124)	72,562

	~~W~~	2,581,539	(16,858)	(1,567,795)	(16,065)	980,821

In millions of won	2015
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	~~W~~	389,220	(699)	(331,334)	—	57,187
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,178	—	(12,303)	—	21,875
Mining rights		508,392	—	(8,855)	—	499,537
Development expenditures		751,784	(6,835)	(699,977)	—	44,972
Intangible assets under development		94,886	(10,483)	—	—	84,403
Usage rights of donated assets and other		375,275	(32)	(326,684)	—	48,559
Leasehold rights		19,112	—	(18,367)	—	745
Greenhouse gas emissions rights		805	—	—	—	805
Others		189,941	(1)	(80,067)	(12,124)	97,749

	~~W~~	2,366,991	(18,050)	(1,480,985)	(12,124)	855,832

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	~~W~~	57,886	18,267	—	(32,378)	—	49,446	93,221
(Government grants)		(699)	—	—	249	—	(145)	(595)
Licenses and franchises
Copyrights, patents rights and other industrial rights		21,875	85	(39)	(2,697)	—	857	20,081
Mining rights		499,537	26,311	—	(899)	—	13,911	538,860
Development expenditures		51,807	212	—	(21,993)	—	32,379	62,405
(Government grants)		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		94,886	66,588	—	—	(3,945)	(41,996)	115,533
(Government grants)		(10,483)	(1,597)	—	—	—	990	(11,090)
Usage rights of donated assets and other		48,591	—	—	(15,513)	—	51,024	84,102
(Government grants)		(32)	—	—	11	—	—	(21)
Leasehold rights		745	—	—	(351)	—	4,238	4,632
Greenhouse gas emissions rights		805	6,283	—	—	—	(805)	6,283
Others		97,750	8,273	(550)	(8,916)	3	(23,998)	72,562
(Government grants)		(1)	—	—	1	—	—	—

	~~W~~	855,832	124,422	(589)	(79,715)	(3,942)	84,813	980,821

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	~~W~~	52,556	10,477	(2)	(29,795)	187	24,463	57,886
(Government grants)		(488)	—	—	177	—	(388)	(699)
Licenses and franchises		54	—	—	(54)	—	—	—
Copyrights, patents rights and other industrial rights		22,677	129	(2)	(2,866)	—	1,937	21,875
Mining rights		504,214	23,151	—	(228)	—	(27,600)	499,537
Development expenditures		55,857	8,096	(5)	(24,862)	—	12,721	51,807
(Government grants)		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		74,909	40,300	—	—	(22)	(20,301)	94,886
(Government grants)		(10,692)	(1,884)	—	—	—	2,093	(10,483)
Usage rights of donated assets and other		57,687	—	—	(9,096)	—	—	48,591
(Government grants)		(43)	—	—	11	—	—	(32)
Leasehold rights		779	—	—	(34)	—	—	745
Greenhouse gas emissions rights		—	805	—	—	—	—	805
Others		71,734	6,872	(443)	(8,456)	88	27,955	97,750
(Government grants)		(1)	—	—	—	—	—	(1)

	~~W~~	821,060	87,946	(452)	(72,266)	253	19,291	855,832

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2016 and 2015 are as follows:

In millions of won and thousands of Australian dollars
2016
Type	Description	Currency	Amount	Remaining useful years
Software	ERP system and others	KRW	506	11 months ~ 1 year and 11 months
	SCADA O/S (POWERON RELIANCE)	KRW	4,206	3 years and 1 month
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	5,750	5 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Development of maintenance system for utility plant	KRW	518	11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	41,190	—
Usage rights of donated assets	Sejong Haengbogdosi sharing charge	KRW	44,502	9 years and 11 months
	Dangjin power plant load facility usage right	KRW	26,759	4 years and 3 months
Others	Sillim electricity supply facility usage right	KRW	2,196	4 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars
2015
Type	Description	Currency	Amount	Remaining useful years
Software	ERP system and others	KRW	1,293	2 months ~ 2 years and 11 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,750	6 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	2,104	1 year and 6 months
	Development of maintenance system for utility plant	KRW	1,084	1 year and 11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	29,148	—
	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	9,871	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	2,793	1 year and 10 months
	Dangjin power plant load facility usage right	KRW	33,055	5 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,297	3 years and 5 months
	Sillim electricity supply facility usage right	KRW	2,642	5 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.
(4)	For the years ended December 31, 2016 and 2015, the Company recognized research and development expenses of ~~W~~705,504 million and ~~W~~611,220 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

22.	Trade and Other Payables

Trade and other payables as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Trade payables	~~W~~	2,610,373	—	1,957,647	—
Other trade payables		1,498,582	3,033,780	1,379,035	3,048,299
Accrued expenses		1,152,933	2,161	1,082,880	2,373
Leasehold deposits received		1,426	1,008	2,451	—
Other deposits received		197,711	93,751	195,237	105,105
Finance lease liabilities		121,176	420,003	116,885	542,509
Dividends payable		3,204	—	1,562	—
Others (*)		6	7,472	—	20,149

	~~W~~	5,585,411	3,558,175	4,735,697	3,718,435

(*)	Details of others as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Advance received from local governments	~~W~~	—	7,472	—	20,149
Others		6	—	—	—

	~~W~~	6	7,472	—	20,149

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015
Current liabilities
Short-term borrowings	~~W~~	805,523	603,673
Current portion of long-term borrowings		310,977	541,307
Current portion of debt securities		7,825,310	6,704,602
Less : Current portion of discount on long-term borrowings		(979)	(953)
Less : Current portion of discount on debt securities		(1,753)	(1,676)

		8,939,078	7,846,953

Non-current liabilities
Long-term borrowings		1,799,750	1,951,119
Debt securities		43,012,960	49,077,131
Less : Discount on long-term borrowings		(25,859)	(18,860)
Less : Discount on debt securities		(86,880)	(103,067)
Add : Premium on debt securities		156	223

		44,700,127	50,906,546

	~~W~~	53,639,205	58,753,499

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2016 and 2015 are as follows:

In millions of won
2016
Type	Borrowings		Debt Securities

Less than 1 year	~~W~~	1,116,500	7,825,310
1~ 5 years		295,162	24,462,410
Over 5 years		1,504,588	18,550,550

	~~W~~	2,916,250	50,838,270

In millions of won
2015
Type	Borrowings		Debt Securities

Less than 1 year	~~W~~	1,144,980	6,704,602
1~ 5 years		860,351	27,725,651
Over 5 years		1,090,768	21,351,480

	~~W~~	3,096,099	55,781,733

(3)	Short-term borrowings as of December 31, 2016 and 2015 are as follows:

In millions of won and thousands of foreign currencies
2016
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

Local short-term borrowings	Woori Investment Bank and others	1.54~2.51	2017.01.25~ 2017.09.13		—	~~W~~	436,800
Foreign short-term borrowings	SCNT and others	1.58~6.50	2017.03.30~ 2017.12.03	USD	35,086		42,401
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.54~0.63	2017.05.17~ 2017.12.18	AUD	311,174		271,360
Local bank overdraft	Nonghyup Bank	2.45	2017.01.05		—		37,000
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2017.02.25		—		17,962

						~~W~~	805,523

In millions of won and thousands of U.S. dollars
2015
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

Local short-term borrowings	Woori Investment Bank and others	1.80~2.46	2016.01.04~ 2016.09.13		—	~~W~~	559,530
Foreign short-term borrowings	ING and others	6.50	2016.12.03	USD	2,163		2,535
Foreign short-term borrowings	Citi Bank and others	3M Libor+0.35	2016.03.22	USD	12,265		14,375
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2016.02.25		—		27,233

						~~W~~	603,673

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2016 and 2015 are as follows:

In millions of won and thousands of foreign currencies
2016
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044		—	~~W~~	5,663
	Facility	2.45~4.60	2023~2028		—		61,835
	Facility	1yr KoFC bond rate +0.31	2018		—		125,000
	Operating funds	2.75	2018		—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.14	2017		—		100,000
	Facility	4.60	2028		—		16,851
	Facility	3yr KTB rate -1.25	2017~2028		—		9,655
Korea Industrial Bank	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026		—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate -2.25	2022~2025		—		14,039
	Facility	3yr KTB rate -2.25	2017~2024		—		3,842
	Project loans	—	2022~2025		—		3,733
	Others	KTB rate -2.25	2024~2025		—		12,131
Shinhan Bank and others	Collateral borrowing	2.22	2017		—		30,000
	Facility	CB rate+1.10	2028		—		25,276
	Operating funds	2.70~2.86	2017~2018		—		25,000
	Others	4.10	2035		—		55,000
	Others	3yr KTB rate+1.10	2035		—		55,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023		—		45,000
Others	Facility	1.75~4.60	2026~2029		—		146,472
	Facility	CB rate+1.10~1.20	2022~2028		—		34,951
	PF Refinancing	4.10	2030		—		62,500
	Others	8.00	2036		—		102,347
	Others	—	2028		—		7,250

							1,006,980

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD	8,744		10,567
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	178,892		305,332
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	299,859		362,379
	PF Loan	6M Libor+2.50~2.70	2032	USD	119,647		144,594
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	40,618		49,086
	Shareholder’s loan	8.00	2031	JOD	7,128		12,166
PT PJB	Shareholder’s loan	12.75	2019	IDR	16,705,505		1,500
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	1,758,000		18,227
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.10	2032	JPY	1,172,000		12,151
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	37,978		45,897
IFC and others	Others	6M Libor+5.00	2031	PKR	11,706,160		134,972
Others	Others	—	2019	USD	5,691		6,876

							1,103,747

							2,110,727
Less : Discount of long-term borrowings							(26,838)
Less : Current portion of long-term borrowings							(310,977)
Add : Current portion of discount on long-term borrowings							979

						~~W~~	1,773,891

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2016 and 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
2015
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044		—	~~W~~	6,418
	Facility	2.67~4.60	2023~2028		—		52,437
	Facility	3yr KTB rate-1.25	2027		—		9,000
	Facility	1yr KoFC bond rate +0.31	2018		—		200,000
	Operating funds	2.75	2018		—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2016~2017		—		500,000
	Facility	3yr KTB rate-1.25	2021~2028		—		10,363
	Facility	4.60	2028		—		18,411
	Energy rationalization	3yr KTB rate-1.25	2019		—		650
	Energy rationalization	3.20~3.70	2021~2022		—		3,835
Korea Industrial Bank	PF Refinancing	CD+1.25	2030		—		22,500
	Others	3yr KTB rate-1.25	2016		—		4,000
Export-Import Bank of Korea	Project loans	2.00	2026		—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027		—		44,674
	Facility	3yr KTB rate-2.25	2023~2024		—		4,400
	Project loans	—	2022~2027		—		8,677
	Others	3yr KTB rate-2.25	2024~2025		—		13,057
Shinhan Bank and others	Collateral borrowing	2.22	2017		—		30,000
	Facility	3yr AA- CB rate +1.10	2028		—		27,617
	Operating funds	2.70~3.35	2017~2018		—		25,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023		—		25,300
Others	Facility	4.60~5.80	2025~2028		—		144,359
	Facility	3yr AA- CB rate +1.10	2028		—		18,411
	PF Refinancing	4.10	2030		—		62,500
	Others	—	2020~2036		—		45,847
	Others	—	2028		—		7,250

							1,327,641

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD	8,744		10,248
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	188,580		312,104
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	312,601		366,368
	PF Loan	6M Libor+2.50~2.70	2032	USD	64,389		75,464
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	34,924		40,931
	Shareholder’s loan	8.00	2031	JOD	7,128		11,797
PT PJB and others	Shareholder’s loan	12.75	2017	IDR	22,346,550		1,899
HSBC and others	Syndicated loan	3M Libor+0.30~0.50	2017~2019	USD	31,774		37,239
IFC and others	Others	6M Libor+5.00	2031	PKR	5,891,200		65,805
Others	Others	3M Libor+0.65	2017	USD	199,269		233,543
	Others	—	2019	USD	8,010		9,387

							1,164,785

							2,492,426
Less : Discount of long-term borrowings							(19,813)
Less : Current portion of long-term borrowings							(541,307)
Add : Current portion of discount on long-term borrowings							953

						~~W~~	1,932,259

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2016 and 2015 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2016		2015

Electricity Bonds (*1)	2009.12.03~ 2014.08.27	2017.01.05~ 2033.08.06	2.73~5.51	~~W~~	19,860,000	22,960,000
Electricity Bonds	2012.07.10~ 2013.06.25	2017.07.10~ 2018.06.25	3M CD +0.31~0.32		310,000	910,000
Corporate Bonds (*2)	2009.05.04~ 2016.12.02	2017.01.17~ 2040.12.10	1.36~5.84		19,552,708	20,710,010

					39,722,708	44,580,010
Less : Discount on local debt securities					(34,667)	(40,228)
Less : Current portion of local debt securities					(5,650,010)	(5,730,000)
Add : Current portion of discount on local debt securities					728	1,187

				~~W~~	34,038,759	38,810,969

(*1)	Electricity Bonds 885 (~~W~~40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.
(*2)	Corporate Bonds of HeeMang Sunlight Power Co., Ltd (~~W~~2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of December 31, 2016 and 2015 are as follows:

In millions of won and thousands of foreign currencies
2016
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD	249,068	~~W~~	300,999
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		380,335
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		346,743
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		207,362
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD	800,000		966,800
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD	1,750,000		2,114,875
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD	1,900,000		2,296,150
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		472,532
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		283,416
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD	500,000		604,250
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD	1,500,000		1,812,750
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.05	USD	500,000		604,250
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		362,550
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		362,550

							11,115,562
Less : Discount on foreign debt securities							(53,966)
Add : Premium on foreign debt securities							156
Less : Current portion of foreign debt securities							(2,175,300)
Add : Current portion of discount on foreign debt securities							1,025

						~~W~~	8,887,477

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2016 and 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD	249,136	~~W~~	291,990
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		368,848
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		336,270
FY-06	2006.03.14~2006.09.29	2016.03.14~2016.09.29	5.50~6.00	USD	650,000		761,800
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		194,401
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD	800,000		937,600
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD	1,750,000		2,051,000
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD	1,900,000		2,226,800
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		474,156
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		277,258
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD	500,000		586,000
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD	1,500,000		1,758,000
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.05	USD	500,000		586,000
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		351,600

							11,201,723
Less : Discount on foreign debt securities							(64,515)
Add : Premium on foreign debt securities							223
Less : Current portion of foreign debt securities							(974,602)
Add : Current portion of discount on foreign debt securities							489

						~~W~~	10,163,318

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company enters into power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of December 31, 2016 and 2015 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	2016			2015
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	~~W~~	175,512	121,176	182,072	116,885
1 ~ 5 years		404,029	306,282	525,465	393,957
More than 5 years		152,247	113,721	206,323	148,552

	~~W~~	731,788	541,179	913,860	659,394

(3)	Current and non-current portion of finance lease liabilities as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Current finance lease liabilities	~~W~~	121,176	116,885
Non-current finance lease liabilities		420,003	542,509

	~~W~~	541,179	659,394

(4)	Lease payments recognized as an expense as a lessee for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Minimum lease payment	~~W~~	177,585	194,960
Contingent rent payment		(20,956)	(17,682)

(5)	The Company does not have any irrevocable operating lease contracts as of December 31, 2016 and 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Net defined benefit obligations	~~W~~	1,678,470	1,495,782
Other long-term employee benefit obligations		7,788	7,325

	~~W~~	1,686,258	1,503,107

(2)	Principal assumptions on actuarial valuation as of December 31, 2016 and 2015 are as follows:

	2016	2015

Discount rate	2.45% ~ 2.64%	2.39% ~ 2.58%
Future salary and benefit levels	5.23%	5.43%
Weighted average duration	13.34 years	13.21 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Current service cost	~~W~~	378,930	315,811
Interest cost		67,104	63,808
Expected return on plan assets		(23,612)	(22,557)
Loss from settlement		(706)	(641)

	~~W~~	421,716	356,421

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	2016		2015

Cost of sales	~~W~~	312,391	262,760
Selling and administrative expenses		61,362	51,932
Others (Construction-in-progress and others)		47,963	41,729

	~~W~~	421,716	356,421

In addition, for the years ended December 31, 2016 and 2015, employee benefit obligations expenses of ~~W~~62,435 million and ~~W~~57,940 million, respectively, is recognized as cost of sales, and ~~W~~11,450 million and ~~W~~9,971 million, respectively, is recognized as selling and administrative expenses, and ~~W~~14,024 million and ~~W~~14,195 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Present value of defined benefit obligation from funded plans	~~W~~	2,867,377	2,426,414
Fair value of plan assets		(1,188,907)	(930,632)

		1,678,470	1,495,782
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	~~W~~	1,678,470	1,495,782

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Beginning balance	~~W~~	2,426,414	1,992,447
Current service cost		378,930	315,811
Interest cost (*)		67,104	63,808
Remeasurement component		120,993	122,825
Loss from settlement		(707)	(641)
Actual payments		(125,233)	(67,291)
Others		(124)	(545)

Ending balance	~~W~~	2,867,377	2,426,414

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Beginning balance	~~W~~	930,632	724,250
Expected return		23,612	22,557
Remeasurement component		(5,706)	(5,924)
Contributions by the employers		312,125	214,449
Actual payments		(71,756)	(24,191)
Others		—	(509)

Ending balance	~~W~~	1,188,907	930,632

In addition, loss on accumulated remeasurement component amounted to ~~W~~222,997 million and ~~W~~202,878 million has been recognized as other comprehensive income or loss for the years ended December 31, 2016 and 2015, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Equity instruments	~~W~~	86,054	12,791
Debt instruments		383,654	243,372
Bank deposit		305,670	129,350
Others		413,529	545,119

	~~W~~	1,188,907	930,632

For the years ended December 31, 2016 and 2015, actual returns on plan assets amounted to ~~W~~17,906 million and ~~W~~16,633 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Actuarial gain from changes in financial assumptions	~~W~~	(27,792)	140,411
Experience adjustments		148,785	(17,586)
Expected return		5,706	5,924

	~~W~~	126,699	128,749

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

26.	Provisions

(1)	Provisions as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Employment benefits
Provisions for employment benefits	~~W~~	810,607	—	718,365	—

Litigation
Litigation provisions		79,359	118,878	57,737	110,228

Decommissioning cost
Nuclear plants		—	10,195,928	—	9,684,286
Spent fuel		—	1,374,225	—	1,375,185
Waste		2,566	1,476,936	—	1,502,140
PCBs		—	191,744	—	182,400
Other recovery provisions		—	507	—	862

Others
Power plant regional support program		152,851	—	129,655	—
Transmission regional support program		282,608	—	228,785	—
Provisions for tax		106	136	—	136
Provisions for financial guarantee		458	29,207	1,839	2,449
Provisions for RPS		417,404	—	363,178	—
Provisions for greenhouse gas emissions obligations		249,644	—	78,829	—
Others		4,385	39,590	788	7,068

	~~W~~	1,999,988	13,427,151	1,579,176	12,864,754

(2)	Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits
Provisions for employment benefits	~~W~~	718,365	1,047,342	(947,982)	(7,108)	(10)	810,607

Litigation
Litigation provisions		167,965	124,931	(294,403)	(20,736)	220,480	198,237

Decommissioning cost
Nuclear plants		9,684,286	513,383	(1,741)	—	—	10,195,928
Spent fuel		1,375,185	469,982	(470,942)	—	—	1,374,225
Waste		1,502,140	49,092	(71,998)	—	268	1,479,502
PCBs		182,400	30,675	(21,331)	—	—	191,744
Other recovery provisions		862	—	—	(20)	(335)	507

Others
Power plant regional support program		129,655	50,252	(41,540)	—	14,484	152,851
Transmission regional support program		228,785	253,664	(199,841)	—	—	282,608
Provisions for tax		136	125	—	—	(19)	242
Provisions for financial guarantee		4,288	29,741	—	(4,298)	(66)	29,665
Provisions for RPS		363,178	420,154	(309,975)	(55,953)	—	417,404
Provisions for greenhouse gas emissions obligations		78,829	298,618	(116,336)	(11,467)	—	249,644
Others		7,856	37,491	(2,699)	(9)	1,336	43,975

	~~W~~	14,443,930	3,325,450	(2,478,788)	(99,591)	236,138	15,427,139

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits
Provisions for employment benefits	~~W~~	707,310	727,079	(715,850)	(174)	—	718,365

Litigation
Litigation provisions		200,289	111,301	(85,819)	(58,306)	500	167,965

Decommissioning cost
Nuclear plants		10,331,270	650,218	(622)	(1,296,580)	—	9,684,286
Spent fuel		1,298,749	568,190	(491,754)	—	—	1,375,185
Waste		1,604,241	58,294	(160,699)	—	304	1,502,140
PCBs		199,518	10,359	(27,477)	—	—	182,400
Other recovery provisions		828	34	—	—	—	862

Others
Power plant regional support program		120,093	37,569	(37,648)	—	9,641	129,655
Transmission regional support program		—	393,460	(164,675)	—	—	228,785
Provisions for tax		649	—	—	(513)	—	136
Provisions for financial guarantee		3,695	3,528	—	(2,936)	1	4,288
Provisions for RPS		329,562	259,964	(165,259)	(61,089)	—	363,178
Provisions for greenhouse gas emissions obligations		—	78,829	—	—	—	78,829
Others		6,992	1,410	(590)	44	—	7,856

	~~W~~	14,803,196	2,900,235	(1,850,393)	(1,419,554)	10,446	14,443,930

27.	Government Grants

(1)	Government grants as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Land	~~W~~	(3,204)	(3,147)
Buildings		(61,188)	(63,932)
Structures		(197,641)	(193,119)
Machinery		(111,064)	(108,935)
Vehicles		(107)	(29)
Equipment		(732)	(1,026)
Tools		(430)	(691)
Construction-in-progress		(135,807)	(139,898)
Investment properties		(64)	(13)
Software		(595)	(699)
Development expenditures		(5,152)	(6,835)
Intangible assets under development		(11,090)	(10,483)
Usage rights of donated assets and other		(21)	(32)
Others		—	(1)

	~~W~~	(527,095)	(528,840)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	~~W~~	—	(32,878)	—	—	—	32,878	—
Land		(3,147)	—	—	—	14	(71)	(3,204)
Buildings		(63,932)	—	—	5,299	731	(3,286)	(61,188)
Structures		(193,119)	—	—	9,491	2,597	(16,610)	(197,641)
Machinery		(108,935)	—	—	12,272	1,210	(15,611)	(111,064)
Vehicles		(29)	—	—	25	—	(103)	(107)
Equipment		(1,026)	—	—	452	—	(158)	(732)
Tools		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		(139,898)	—	32,525	—	—	(28,434)	(135,807)
Investment properties		(13)	—	—	1	—	(52)	(64)
Software		(699)	—	—	249	—	(145)	(595)
Development expenditures		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		(10,483)	—	991	—	—	(1,598)	(11,090)
Usage rights of donated assets and other		(32)	—	—	11	—	—	(21)
Others		(1)	—	—	1	—	—	—

	~~W~~	(528,840)	(32,878)	33,516	30,867	4,552	(34,312)	(527,095)

In millions of won	2015
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	~~W~~	—	(52,696)	—	—	—	52,696	—
Land		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		(196,871)	—	—	9,178	1,816	(7,242)	(193,119)
Machinery		(108,750)	—	—	11,133	1,101	(12,419)	(108,935)
Vehicles		(76)	—	—	47	1	(1)	(29)
Equipment		(1,002)	—	—	469	—	(493)	(1,026)
Tools		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		(123,938)	—	11,279	—	—	(27,239)	(139,898)
Investment properties		(10)	—	—	—	—	(3)	(13)
Software		(488)	—	—	177	—	(388)	(699)
Development expenditures		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		(10,692)	—	2,093	—	—	(1,884)	(10,483)
Usage rights of donated assets and other		(43)	—	—	11	—	—	(32)
Others		(1)	—	—	—	—	—	(1)

	~~W~~	(521,719)	(52,696)	13,372	29,284	2,918	1	(528,840)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of December 31, 2016 and 2015 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	2016		2015

Beginning balance	~~W~~	7,165,297	6,850,016
Increase during the current year / period		1,087,765	691,276
Recognized as revenue during the current year / period		(427,297)	(375,995)

Ending balance	~~W~~	7,825,765	7,165,297

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Current		Non-current	Current	Non-current

Advance received	~~W~~	4,498,739	148,404	5,017,735	215,096
Unearned revenue		26,084	41,936	21,810	63,850
Deferred revenue		445,018	7,380,747	372,157	6,793,140
Withholdings		263,263	10,781	146,258	6,731
Others		1,135,106	9,737	762,751	13,435

	~~W~~	6,368,210	7,591,605	6,320,711	7,092,252

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2016 and 2015 are as follows:

In millions of won except share information
	2016
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

In millions of won except share information
	2015
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2016 and 2015 are as follows:

Number of shares	2016	2015

Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		31,847,275	23,720,167
Retained earnings before appropriations		19,721,686	22,862,164

Retained earnings	~~W~~	53,173,871	48,187,241

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		26,029,826	17,902,718
Reserve for equalizing dividends		210,000	210,000

	~~W~~	31,847,275	23,720,167

(*)	The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Beginning balance	~~W~~	48,187,241	35,303,647
Net profit for the period attributed to owner of the Company		7,048,581	13,289,127
Changes in equity method retained earnings		(2,532)	(280)
Remeasurement of defined benefit liability, net of tax		(69,330)	(84,271)
Dividend paid		(1,990,089)	(320,982)

Ending balance	~~W~~	53,173,871	48,187,241

(4)	Dividends paid for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid

Common shares	641,964,077	—	641,964,077	~~W~~	3,100	1,990,089

In millions of won	2015
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid

Common shares	641,964,077	—	641,964,077	~~W~~	500	320,982

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2016 and 2015 are as follows :

In millions of won	2016		2015

Beginning balance	~~W~~	(2,411)	(2,131)
Changes		(2,532)	(280)

Ending balance	~~W~~	(4,943)	(2,411)

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2016 and 2015 are as follows :

In millions of won	2016		2015

Beginning balance	~~W~~	(202,878)	(116,705)
Changes		(119,316)	(127,184)
Income tax effect		49,986	42,913
Transfer to reserve for business expansion		49,211	(1,902)

Ending balance	~~W~~	(222,997)	(202,878)

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2015, KEPCO’s retained earnings were appropriated on March 22, 2016.

For the year ended December 31, 2016, KEPCO’s retained earnings are expected to be appropriated on March 21, 2017. Statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2016 and 2015 are as follows:

In millions of won except for dividends per share	2016		2015

I. Retained earnings before appropriations
Unappropriated retained earnings carried over from prior years	~~W~~	—	—
Net income		4,261,986	10,165,653
Remeasurements of the defined benefit plan		(4,328)	(48,457)

		4,257,658	10,117,196

II. Transfer from voluntary reserves		—	—

III. Subtotal ( I+II )		4,257,658	10,117,196

IV. Appropriations of retained earnings		(4,257,658)	(10,117,196)
Legal reserve		—	—
Dividends (government, individual) (Amount of dividends per share (%): Current year – ~~W~~1,980 (40%) Prior year – ~~W~~3,100 (62%)		(1,271,089)	(1,990,089)
Reserve for business expansion		(2,986,569)	(8,127,107)
V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

33.	Hybrid Bonds

Bond-type hybrid securities classified as equity (non-controlling interest) as of December 31, 2016 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	Amount

Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	~~W~~	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000

Expense of issuance						(1,340)

					~~W~~	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Other capital surplus	~~W~~	1,235,146	1,197,388
Accumulated other comprehensive loss		(33,875)	(98,713)
Other equity		13,294,973	13,294,973

	~~W~~	14,496,244	14,393,648

(2)	Changes in other capital surplus for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016				2015
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal

Beginning balance	~~W~~	387,524	809,864	1,197,388	387,524	763,878	1,151,402
Disposal of subsidiary		—	36,008	36,008	—	58,310	58,310
Change in consolidation scope		—	—	—	—	(716)	(716)
Issuance of share capital of subsidiary		—	1,750	1,750	—	2,536	2,536
Income tax effect		—	—	—	—	(14,144)	(14,144)

Ending balance	~~W~~	387,524	847,622	1,235,146	387,524	809,864	1,197,388

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive Income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total

Beginning balance	~~W~~	(24,905)	276,373	(254,462)	(95,719)	(98,713)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		61,275	—	—	—	61,275
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(54,918)	—	—	(54,918)
Foreign currency translation of foreign operations, net of tax		—	—	31,406	—	31,406
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	27,075	27,075

Ending balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)

In millions of won	2015
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total

Beginning balance	~~W~~	(34,649)	186,897	(255,641)	(98,876)	(202,269)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		9,744	—	—	—	9,744
Shares in other comprehensive income of associates and joint ventures, net of tax		—	89,476	—	—	89,476
Foreign currency translation of foreign operations, net of tax		—	—	1,179	—	1,179
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	3,157	3,157

Ending balance	~~W~~	(24,905)	276,373	(254,462)	(95,719)	(98,713)

(4)	Details of other equity as of ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

35.	Sales

Details of sales for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016				2015
	Domestic		Overseas	Total	Domestic	Overseas	Total

Sales of goods	~~W~~	54,982,095	397,392	55,379,487	53,961,463	405,573	54,367,036
Electricity		54,304,529	—	54,304,529	53,229,470	—	53,229,470
Heat supply		181,597	—	181,597	204,987	—	204,987
Others		495,969	397,392	893,361	527,006	405,573	932,579
Sales of service		195,697	161,046	356,743	209,189	244,298	453,487
Sales of construction services		132,219	3,894,638	4,026,857	180,424	3,580,780	3,761,204
Revenue related to transfer of assets from customers		427,297	—	427,297	375,995	—	375,995

	~~W~~	55,737,308	4,453,076	60,190,384	54,727,071	4,230,651	58,957,722

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Salaries	~~W~~	734,930	655,432
Retirement benefit expense		72,812	61,903
Welfare and benefit expense		162,243	119,866
Insurance expense		11,513	10,636
Depreciation		169,431	102,867
Amortization of intangible assets		35,171	40,465
Bad debt expense		38,719	290
Commission		605,879	562,171
Advertising expense		34,658	30,085
Training expense		6,314	4,988
Vehicle maintenance expense		10,390	10,529
Publishing expense		3,643	3,124
Business development expense		3,477	3,338
Rent expense		40,020	44,905
Telecommunication expense		25,448	22,678
Transportation expense		596	753
Taxes and dues		46,531	55,970
Expendable supplies expense		6,834	7,272
Water, light and heating expense		9,720	9,558
Repairs and maintenance expense		75,122	74,330
Ordinary development expense		188,063	178,472
Travel expense		16,115	14,388
Clothing expense		8,273	5,751
Survey and analysis expense		666	590
Membership fee		1,132	1,040
Others		331,532	131,860

	~~W~~	2,639,232	2,153,261

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

36.	Selling and Administrative Expenses, Continued

(2)	Other selling and administrative expenses for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Accommodation development expenses	~~W~~	186,896	28,134
Miscellaneous wages		31,907	43,109
Litigation and filing expenses		12,328	10,670
Compensation for damages		60,341	9,032
Outsourcing expenses		3,530	2,865
Reward expenses		3,267	2,472
Overseas market development expenses		2,177	1,541
Others		31,086	34,037

	~~W~~	331,532	131,860

37.	Other Non-operating Income and Expense

(1)	Other non-operating income for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Reversal of other provisions	~~W~~	22,034	6,355
Reversal of other allowance for bad debt		5,489	413
Gains on government grants		111	204
Gains on assets contributed		12,254	9,004
Gains on liabilities exempted		1,959	2,588
Compensation and reparations revenue		114,530	166,355
Revenue from research contracts		13,143	5,342
Rental income		211,580	196,406
Others		31,787	45,552

	~~W~~	412,887	432,219

(2)	Details of others of other non-operating income for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Refund of claim for rectification	~~W~~	8,722	7,623
Adjustment of research project		4,148	4,090
Maintenance expenses on lease building		354	324
Training expenses		4,478	4,774
Deposit redemption		991	430
Reversal of expenses on litigation		893	219
Revenue on royalty fee		2,486	2,739
Reimbursement of insurance fee		—	11,797
Gains on guarantee contracts		2,796	4,523
Others		6,919	9,033

	~~W~~	31,787	45,552

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

37.	Other Non-operating Income and Expense, Continued

(3)	Other non-operating expense for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Compensation and indemnification expense	~~W~~	—	16,959
Accretion expenses of other provisions		4,556	4,575
Depreciation expenses on investment properties		678	669
Depreciation expenses on idle assets		6,639	6,698
Other bad debt expense		4,585	18,473
Donations		114,094	34,134
Others		58,072	27,340

	~~W~~	188,624	108,848

(4)	Details of others of other non-operating expense for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Operating expenses related to the idle assets	~~W~~	459	779
Research grants		1,461	1,392
Supporting expenses on farming and fishing village		15,201	14,626
Operating expenses on fitness center		2,706	2,912
Expenses on adjustment of research and development grants		—	709
Forfeit of taxes and dues		4,582	1,105
Expenses on R&D supporting		690	146
Movement expense		—	3,191
Others		32,973	2,480

	~~W~~	58,072	27,340

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Other gains
Gains on disposal of property, plant and equipment	~~W~~	74,035	8,637,508
Gains on disposal of intangible assets		—	32
Reversal of impairment loss on intangible assets		3	275
Gains on foreign currency translation		15,311	13,784
Gains on foreign currency transaction		55,377	61,007
Gains on insurance proceeds		—	30
Others		187,792	162,128

Other losses
Losses on disposal of property, plant and equipment		(42,715)	(73,073)
Losses on disposal of intangible assets		(158)	(16)
Impairment loss on property, plant and equipment		—	(30,344)
Impairment loss on intangible assets		(3,945)	(22)
Losses on foreign currency translation		(23,835)	(15,097)
Losses on foreign currency transaction		(72,058)	(75,615)
Others		(119,309)	(69,824)

	~~W~~	70,498	8,610,773

(2)	Details of others of other gains for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Gains on disposal of inventories	~~W~~	9,494	10,758
Gains on valuation of inventories		2	7
Gains on proxy collection of TV license fee		38,991	38,529
Gains on compensation of impaired electric poles		3,650	—
Gains on compensation for infringement on contract		3,040	7,414
Gains on harbor facilities dues		2,957	5,943
Gains on technical fees		1,271	1,258
Reversal of occupation development training fees		1,756	1,878
Gains on disposal of waste		4,222	2,880
Gains on insurance		3,786	11,865
Gains on litigation		—	600
Gains on tax rebate		5,226	1,661
Gains on other commission		4,639	2,177
Gains on research tasks		10	1,446
Gains on settlement and others		2,188	2,803
Gains on sales of greenhouse gas emissions rights		46	52
Others		106,514	72,857

	~~W~~	187,792	162,128

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

38.	Other Gains (Losses), Continued

(3)	Details of others of other losses for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Losses on valuation of inventories	~~W~~	2,683	1,318
Losses on disposal of inventories		3,092	13,469
Losses due to disaster		1,522	263
Losses on rounding adjustment of electric charge surtax		1,260	1,251
Losses on adjustments of levies		1,184	13,928
Forfeit of taxes and dues		4,582	190
Losses on litigation		2,581	488
Others		102,405	38,917

	~~W~~	119,309	69,824

39.	Finance Income

(1)	Finance Income for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Interest income	~~W~~	241,778	241,585
Dividends income		9,446	14,069
Gains on disposal of financial assets		1,482	4
Gains on valuation of derivatives		293,830	610,582
Gains on transaction of derivatives		45,549	151,851
Gains on foreign currency translation		161,905	127,372
Gains on foreign currency transaction		37,553	37,377
Other finance income		—	148

	~~W~~	791,543	1,182,988

(2)	Interest income included in finance income for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Cash and cash equivalents	~~W~~	61,380	54,687
Available-for-sale financial assets		—	29
Held-to-maturity investments		97	99
Loans and receivables		25,106	28,586
Short-term financial instrument		45,763	46,921
Long-term financial instrument		7,195	10,492
Trade and other receivables		102,237	100,771

	~~W~~	241,778	241,585

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Interest expense	~~W~~	1,752,868	2,015,684
Losses on sale of financial assets		9	3,008
Impairment of available-for-sale financial assets		86,703	84,370
Losses on valuation of derivatives		5,762	17,051
Losses on transaction of derivatives		101,987	37,262
Losses on foreign currency translation		406,849	743,283
Losses on foreign currency transaction		57,889	113,723
Losses on repayment of financial liabilities		23,000	33
Other		2,020	1,043

	~~W~~	2,437,087	3,015,457

(2)	Interest expense included in finance expenses for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Trade and other payables	~~W~~	68,375	84,527
Short-term borrowings		6,969	14,627
Long-term borrowings		91,584	103,503
Debt securities		1,922,900	2,177,855
Other financial liabilities		482,428	538,680

		2,572,256	2,919,192

Less: Capitalized borrowing costs		(819,388)	(903,508)

	~~W~~	1,752,868	2,015,684

Capitalization rates for the years ended December 31, 2016 and 2015 are 2.29%~4.16% and 2.36%~4.25% respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

41.	Income Taxes

(1)	Income tax expense for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Current income tax expense
Payment of income tax	~~W~~	2,689,640	2,682,779
Adjustment due to changes in estimates related to prior years		231,113	(23,248)
Current income tax directly recognized in equity		30,059	37,768

		2,950,812	2,697,299

Deferred income tax expense
Generation and realization of temporary differences		509,762	48,878
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(86,845)	71,999
Changes in deferred tax on tax losses carryforwards		—	2,374,237
Tax credit carryforwards		(8,588)	47,000

		414,329	2,542,114

Income tax expense	~~W~~	3,365,141	5,239,413

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Income before income tax	~~W~~	10,513,468	18,655,786

Income tax expense computed at applicable tax rate of 24.2%		2,544,259	4,514,700

Adjustments
Effect of applying gradual tax rate		(5,082)	(4,147)
Effect of non-taxable income		(29,554)	(8,047)
Effect of non-deductible expenses		22,258	17,734
Effects of tax credits and deduction		(194,731)	(103,435)
Recognition (reversal) of unrecognized deferred tax asset, net		(86,845)	71,999
Deferred income tax related to investments in subsidiaries and associates		862,956	784,793
Others, net		20,767	(10,936)

		589,769	747,961
Adjustment in respect of prior years due to change in estimate		231,113	(23,248)

Income tax expense	~~W~~	3,365,141	5,239,413

Effective tax rate		32.0%	28.1%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss))

for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Dividends of hybrid securities	~~W~~	5,253	5,253
Gain on disposal of investments in subsidiaries		(7,006)	(14,144)

	~~W~~	(1,753)	(8,891)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Income tax recognized as other comprehensive income (loss)
Loss on valuation of available-for-sale financial assets	~~W~~	(8,143)	(6,315)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(18,335)	7,253
Remeasurements of defined benefit obligations		49,986	42,913
Investments in associates		7,731	13,648
Others		573	(10,840)

	~~W~~	31,812	46,659

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	407,342	36,003	49,986	—	493,331
Cash flow hedge		(29,013)	(6,235)	(18,335)	—	(53,583)
Investments in associates or subsidiaries		(6,449,998)	(717,072)	7,731	(7,006)	(7,166,345)
Property, plant and equipment		(5,495,786)	(31,532)	—	—	(5,527,318)
Finance lease		(272,430)	(73,001)	—	—	(345,431)
Intangible assets		9,420	(433)	—	—	8,987
Financial assets at fair value through profit or loss		(4)	(58)	—	—	(62)
Available-for-sale financial assets		(49,199)	(11,005)	(8,143)	—	(68,347)
Deferred revenue		215,361	(1,502)	—	—	213,859
Provisions		3,372,423	210,948	—	—	3,583,371
Doubtful receivables		1,405	1,291	—	—	2,696
Other finance liabilities		26,298	(1,302)	—	5,253	30,249
Gains on foreign exchange translation		128,714	10,224	—	—	138,938
Allowance for doubtful accounts		18,976	(1,724)	—	—	17,252
Accrued income		(11,231)	5,864	—	—	(5,367)
Special deduction for property, plant and equipment		(194,347)	38	—	—	(194,309)
Reserve for research and human development		(20,688)	7,805	—	—	(12,883)
Others		576,585	118,712	573	—	695,870

		(7,766,172)	(452,979)	31,812	(1,753)	(8,189,092)

Deferred income tax on unused tax losses and tax credit
Tax losses		(3)	3	—	—	—
Tax credit		27,115	8,588	—	—	35,703

		27,112	8,591	—	—	35,703

	~~W~~	(7,739,060)	(444,388)	31,812	(1,753)	(8,153,389)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

41.	Income Taxes, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income or loss	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	352,934	11,495	42,913	—	407,342
Cash flow hedge		51,354	(87,620)	7,253	—	(29,013)
Investments in associates or subsidiaries		(5,769,627)	(669,035)	2,808	(14,144)	(6,449,998)
Property, plant and equipment		(5,979,863)	484,077	—	—	(5,495,786)
Finance lease		(197,097)	(75,333)	—	—	(272,430)
Intangible assets		12,309	(2,889)	—	—	9,420
Financial assets at fair value through profit or loss		2,840	(2,844)	—	—	(4)
Available-for-sale financial assets		(41,836)	(1,048)	(6,315)	—	(49,199)
Deferred revenue		230,644	(15,283)	—	—	215,361
Provisions		3,459,775	(87,352)	—	—	3,372,423
Doubtful receivables		1,356	49	—	—	1,405
Other finance liabilities		23,237	(2,192)	—	5,253	26,298
Gains on foreign exchange translation		53,794	74,920	—	—	128,714
Allowance for doubtful accounts		15,452	3,524	—	—	18,976
Accrued income		(3,245)	(7,986)	—	—	(11,231)
Special deduction for property, plant and equipment		(194,674)	327	—	—	(194,347)
Impairment of non-current assets		86,720	(86,720)	—	—	—
Reserve for research and human development		(35,499)	14,811	—	—	(20,688)
Others		460,019	116,566	—	—	576,585

		(7,471,407)	(332,533)	46,659	(8,891)	(7,766,172)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,176,175	(2,176,178)	—	—	(3)
Tax credit		98,286	(71,171)	—	—	27,115

		2,274,461	(2,247,349)	—	—	27,112

	~~W~~	(5,196,946)	(2,579,882)	46,659	(8,891)	(7,739,060)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Deferred income tax assets	~~W~~	795,131	623,623
Deferred income tax liabilities		(8,948,520)	(8,362,683)

	~~W~~	(8,153,389)	(7,739,060)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Deductible temporary differences	~~W~~	426,718	441,704

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Land (*1)	~~W~~	2,907	2,907
Building (*1)		20,366	20,366
Investments in associates (*2, 3)		42,569	56,374

	~~W~~	65,842	79,647

(*1)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.
(*2)	Korea Western Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.
(*3)	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, reclassified its investments in Yeongwol Energy Station Co., Ltd. to assets held-for-sale according to the shareholders’ agreement. The reclassified amount is determined as using the lower amount of either the book value or net fair value.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	13,470,586	13,470,586
Salaries		734,930	3,425,712	4,160,642
Retirement benefit expense		72,812	374,826	447,638
Welfare and benefit expense		162,243	507,691	669,934
Insurance expense		11,513	79,987	91,500
Depreciation		169,431	8,704,525	8,873,956
Amortization of intangible assets		35,171	44,544	79,715
Bad debt expense		38,719	—	38,719
Commission		605,879	423,179	1,029,058
Advertising expense		34,658	9,693	44,351
Training expense		6,314	13,347	19,661
Vehicle maintenance expense		10,390	7,016	17,406
Publishing expense		3,643	4,615	8,258
Business promotion expense		3,477	4,836	8,313
Rent expense		40,020	133,670	173,690
Telecommunication expense		25,448	75,925	101,373
Transportation expense		596	5,153	5,749
Taxes and dues		46,531	464,962	511,493
Expendable supplies expense		6,834	34,668	41,502
Water, light and heating expense		9,720	25,820	35,540
Repairs and maintenance expense		75,122	1,896,656	1,971,778
Ordinary development expense		188,063	517,441	705,504
Travel expense		16,115	63,611	79,726
Clothing expense		8,273	5,363	13,636
Survey and analysis expense		666	3,209	3,875
Membership fee		1,132	8,714	9,846
Power purchase		—	10,755,739	10,755,739
Others		331,532	4,488,065	4,819,597

	~~W~~	2,639,232	45,549,553	48,188,785

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won	2015
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	14,626,933	14,626,933
Salaries		655,432	2,962,476	3,617,908
Retirement benefit expense		61,903	320,700	382,603
Welfare and benefit expense		119,866	426,186	546,052
Insurance expense		10,636	83,910	94,546
Depreciation		102,867	8,158,884	8,261,751
Amortization of intangible assets		40,465	31,801	72,266
Bad debt expense		290	—	290
Commission		562,171	353,703	915,874
Advertising expense		30,085	8,498	38,583
Training expense		4,988	11,186	16,174
Vehicle maintenance expense		10,529	8,323	18,852
Publishing expense		3,124	3,981	7,105
Business promotion expense		3,338	4,312	7,650
Rent expense		44,905	142,054	186,959
Telecommunication expense		22,678	73,180	95,858
Transportation expense		753	5,336	6,089
Taxes and dues		55,970	397,161	453,131
Expendable supplies expense		7,272	29,874	37,146
Water, light and heating expense		9,558	26,870	36,428
Repairs and maintenance expense		74,330	1,771,760	1,846,090
Ordinary development expense		178,472	432,748	611,220
Travel expense		14,388	52,910	67,298
Clothing expense		5,751	4,135	9,886
Survey and analysis expense		590	3,071	3,661
Membership fee		1,040	6,401	7,441
Power purchase		—	11,428,027	11,428,027
Others		131,860	4,083,309	4,215,169

	~~W~~	2,153,261	45,457,729	47,610,990

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

44.	Earnings Per Share

(1)	Basic earnings per share for the years ended December 31, 2016 and 2015 are as follows:

In won
Type	2016		2015

Basic earnings per share	~~W~~	10,980	20,701

(2)	Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2016 and 2015 are as follows

In millions of won except number of shares
Type	2016		2015

Controlling interest in net income	~~W~~	7,048,581	13,289,127
Profit used in the calculation of total basic earnings per share		7,048,581	13,289,127
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2016 and 2015 are as follows:

In number of shares
Type	2016	2015

The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings per share are same as basic earnings per share for the years ended December 31, 2016 and 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Company’s capital management accounts as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Total borrowings and debt securities	~~W~~	53,639,205	58,753,499
Cash and cash equivalents		3,051,353	3,783,065

Net borrowings and debt securities		50,587,852	54,970,434

Total shareholder’s equity		73,050,545	67,942,475

Debt to equity ratio		69.25%	80.91%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains unchanged from that of the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2016 and 2015 are as follows:

In millions of won	2016		2015

Cash and cash equivalents	~~W~~	3,051,353	3,783,065
Derivative assets (trading)		367,477	255,008
Available-for-sale financial assets		1,014,732	584,479
Held-to-maturity investments		3,244	3,623
Loans and receivables		834,207	735,057
Long-term/short-term financial instruments		2,695,926	5,890,866
Derivative assets (using hedge accounting)		413,897	362,142
Trade and other receivables		9,692,391	9,271,967
Financial guarantee contracts (*)		1,396,152	271,010

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2016 and 2015 are as follows:

In millions of won		2016			2015
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease

Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	344,874	(304,685)	293,205	(271,758)
Discount rate	Increase (decrease) in defined benefit obligation		(305,031)	371,689	(267,648)	315,870

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2016 and 2015 are ~~W~~9,096 million and ~~W~~7,265 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2016 and 2015 are as follows:

Type	Accounts	2016	2015

PCBs	Inflation rate	1.29%	2.65%
	Discount rate	2.77%	3.21%
Nuclear plants	Inflation rate	1.40%	1.40%
	Discount rate	3.55%	3.55%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2016 and 2015 are as follows:

In millions of won		2016			2015
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease

Discount rate	PCBs	~~W~~	(817)	822	(875)	881
	Nuclear plants		(209,277)	215,139	(201,318)	206,720
	Spent fuel		(52,353)	54,387	(52,390)	54,425
Inflation rate	PCBs		834	(830)	885	(881)
	Nuclear plants		240,115	(233,553)	220,720	(215,086)
	Spent fuel		55,173	(53,182)	55,212	(53,219)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2016 and 2015 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2016	2015	2016	2015

AED	7,479	1,481	1,534	1,705
AUD	187	158	632,613	595,284
BDT	49,110	43,332	833	889
BWP	4,296	301	3,222	—
CAD	—	—	—	858
CHF	—	—	400,308	400,029
CNY	—	—	—	26,140
EUR	17,585	6,141	14,111	33,552
GBP	3	—	110	99
IDR	52,568	—	—	—
INR	1,059,092	972,175	161,631	206,159
JOD	1,746	2,972	5	—
JPY	520,746	1,425,163	20,442,504	20,325,211
KZT	12,157	47,177	—	—
MGA	3,408,579	2,768,360	150,430	151,729
MXN	—	7,704	—	—
PHP	415,818	489,309	136,700	77,337
PKR	274,090	211,212	5,051	12,928
SAR	1,149	1,083	—	—
TWD	—	—	—	30
USD	1,319,524	1,260,094	9,445,567	9,331,854
UYU	1,307	—	586	—
ZAR	386	238	75	—

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of income before income tax	~~W~~	(1,101,372)	1,101,372	(1,063,285)	1,063,285
Increase (decrease) of shareholder’s equity (*)		(1,101,372)	1,101,372	(1,063,285)	1,063,285

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2016 and 2015.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2016 and 2015 are as follows:

In millions of won
Type	2016		2015

Short-term borrowings	~~W~~	289,322	41,608
Long-term borrowings		1,459,969	1,977,745
Debt securities		1,518,500	2,082,000

	~~W~~	3,267,791	4,101,353

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	~~W~~	(32,678)	32,678	(41,014)	41,014
Increase (decrease) of shareholder’s equity (*)		(32,678)	32,678	(41,014)	41,014

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	~~W~~	543,045	(543,045)	532,295	(532,295)
Increase (decrease) of shareholder’s equity (*)		543,045	(543,045)	532,295	(532,295)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2016 and 2015. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	~~W~~	10,613,185	9,786,209	19,353,498	24,461,835	64,214,727
Finance lease liabilities		175,512	174,534	229,495	152,247	731,788
Trade and other payables		5,464,234	307,222	660,426	2,170,525	8,602,407
Financial guarantee contracts (*)		249,200	40,617	865,842	240,493	1,396,152

	~~W~~	16,502,131	10,308,582	21,109,261	27,025,100	74,945,074

In millions of won	2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	~~W~~	9,862,441	11,252,946	23,642,523	28,566,566	73,324,476
Finance lease liabilities		182,072	175,512	349,953	206,323	913,860
Trade and other payables		4,618,812	314,361	617,120	2,244,445	7,794,738
Financial guarantee contracts (*)		168,885	62,116	40,009	—	271,010

	~~W~~	14,832,210	11,804,935	24,649,605	31,017,334	82,304,084

(*)	This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2016 and 2015 are ~~W~~29,665 million and ~~W~~4,288 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of December 31, 2016 and 2015 in detail are as follows:

In millions of won	2016
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	~~W~~	3,051,353	—	—	—	3,051,353
Available-for-sale financial assets		—	—	—	1,014,732	1,014,732
Held-to-maturity investments		114	3,126	4	—	3,244
Loans and receivables		198,133	233,564	439,666	5,591	876,954
Long-term/short-term financial instruments		2,281,460	200,001	214,122	343	2,695,926
Trade and other receivables		7,790,953	915,679	919,901	74,199	9,700,732

	~~W~~	13,322,013	1,352,370	1,573,693	1,094,865	17,342,941

In millions of won	2015
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	~~W~~	3,783,065	—	—	—	3,783,065
Available-for-sale financial assets		—	—	—	584,479	584,479
Held-to-maturity investments		381	3,242	—	—	3,623
Loans and receivables		106,013	268,820	397,976	11,330	784,139
Long-term/short-term financial instruments		5,132,829	5,000	752,703	334	5,890,866
Trade and other receivables		7,476,745	765,979	958,968	79,202	9,280,894

	~~W~~	16,499,033	1,043,041	2,109,647	675,345	20,327,066

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	~~W~~	(3,081)	(24,044)	—	(2,799)	(29,924)
- Hedging		(2,645)	(2,645)	(56,484)	(56,575)	(118,349)

	~~W~~	(5,726)	(26,689)	(56,484)	(59,374)	(148,273)

In millions of won	2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	~~W~~	(9,552)	(4,627)	(47,971)	—	(62,150)
- Hedging		1,260	2,032	(44,233)	(62,534)	(103,475)

	~~W~~	(8,292)	(2,595)	(92,204)	(62,534)	(165,625)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Available-for-sale financial assets (*1)	~~W~~	1,014,732	1,014,732	584,479	584,479
Derivative assets (trading)		367,477	367,477	255,008	255,008
Derivative assets (using hedge accounting)		413,897	413,897	362,142	362,142
Long-term financial instruments		414,466	414,466	758,037	758,037
Short-term financial instruments		2,281,460	2,281,460	5,132,829	5,132,829

		4,492,032	4,492,032	7,092,495	7,092,495

Assets carried at amortized cost
Held-to-maturity investments		3,244	3,244	3,623	3,623
Loans and receivables		834,207	834,207	735,057	735,057
Trade and other receivables		9,692,391	9,692,391	9,271,967	9,271,967
Cash and cash equivalents		3,051,353	3,051,353	3,783,065	3,783,065

		13,581,195	13,581,195	13,793,712	13,793,712

Liabilities recognized at fair value
Derivative liabilities (trading)		21,529	21,529	49,011	49,011
Derivative liabilities (using hedge accounting)		117,157	117,157	117,499	117,499

		138,686	138,686	166,510	166,510

Liabilities carried at amortized cost
Secured borrowings		744,565	744,565	641,363	641,363
Unsecured bond		50,749,793	54,455,659	55,677,213	59,619,941
Finance lease liabilities		541,179	541,179	659,394	659,394
Unsecured borrowings		2,089,885	2,099,574	2,407,690	2,427,847
Trade and other payables (*2)		8,602,407	8,602,407	7,794,738	7,794,738
Bank overdraft		54,962	54,962	27,233	27,233

	~~W~~	62,782,791	66,498,346	67,207,631	71,170,516

(*1)	Book values of equity securities held by the Company that were measured at cost as of December 31, 2016 and 2015 are ~~W~~138,557 million and ~~W~~207,508 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2016 and 2015 are as follows:

Type	2016	2015

Derivatives	0.02% ~ 4.16%	0.28% ~ 4.16%
Borrowings and debt securities	0.02% ~ 4.38%	0.15% ~ 5.80%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2016 and 2015 are as follows:

In millions of won	2016
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	~~W~~	268,171	437,015	269,461	974,647
Derivative assets		—	770,851	10,523	781,374

		268,171	1,207,866	279,984	1,756,021

Financial liabilities at fair value
Derivative liabilities		—	138,686	—	138,686

In millions of won	2015
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	~~W~~	196,579	—	180,390	376,969
Derivative assets		—	617,150	—	617,150

		196,579	617,150	180,390	994,119

Financial liabilities at fair value
Derivative liabilities		—	166,510	—	166,510

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2016 and 2015 are as follows:

In millions of won	2016
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	180,390	—	98,472	(9,401)	—	—	269,461

In millions of won	2015
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	168,627	—	—	11,763	—	—	180,390

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

46.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2016 are as follows:

In millions of won
Type	Amounts

Less than 1 year	~~W~~	126,233
1~ 2 years		126,233
2~ 3 years		126,233
Over 3 years		305,062

	~~W~~	683,761

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2017~2047) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2017 to 2047. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2016 are as follows:

In millions of won
Type	Amounts

Less than 1 year	~~W~~	9,210
1~ 2 years		30,739
2~ 3 years		30,051
Over 3 years		683,233

	~~W~~	753,233

(iv)	Accumulated contract costs and profits related to the Company’s contract in process as of December 31, 2016 were ~~W~~113,362 million and ~~W~~7,133 million, respectively. There are no amount due from customers and advance receipts in progress.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2016 are as follows:

Type	Related party

Parent	Republic of Korea government

Subsidiaries (87 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOMIPO Global Pte Ltd., KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Co., EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Global One Carbon Private Equity Investment Trust 2., Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust

Associates (57 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., KS Solar Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.), Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Jungbu Bio Energy Co., Ltd., Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co.,Ltd

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2016 are as follows, continued:

Type	Related party

Joint ventures (41 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.), Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Company Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., KODE NOVUS I LLC, KODE NOVUS II LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Canada Korea Uranium Limited Partnership, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2016 and 2015 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2016		2015

<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	15,221	14,811
Korea Gas Corporation	Electricity sales		89,030	90,480
Jeongam Wind Power Co., Ltd.	Electricity sales		6	8
Korea Power Engineering Service Co., Ltd.	Service		1,455	1,743
Yeongwol Energy Station Co., Ltd.	Service		858	814
KS Solar Co., Ltd.	Electricity sales		20	21
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Service		2	1
Korea Electric Power Industrial Development Co., Ltd.	Service		10,723	12,361
DS POWER Co., Ltd.	Service		35,133	106,183
Goseong Green Energy Co., Ltd.	Electricity sales		9,195	9,306
Gangneung Eco Power Co., Ltd.	Service		5,223	9,761
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		3,579	11,344
Naepo Green Energy Co., Ltd.	Electricity sales		104	66
Noeul Green Energy Co., Ltd.	Electricity sales		177	45
Samcheok Eco Materials Co., Ltd.	Electricity sales		64	—
YTN Co., Ltd.	Electricity sales		1,785	1,753
Busan Green Energy Co., Ltd.	Service		133	1
Jungbu Bio Energy Co., Ltd.	Electricity sales		6	—
Korea Electric Vehicle Charge Service	Service		89	2
Ulleungdo Natural Energy Co., Ltd.	Service		691	229
Tamra Offshore Wind Power Co., Ltd.,	Electricity sales		12	—
Cheongna Energy Co., Ltd.	Service		6,831	21,081
Gangwon Wind Power Co., Ltd.	Electricity sales		1,273	1,046
Hyundai Green Power Co., Ltd.	Design service		14,835	15,401
Korea Power Exchange	Service		7,141	4,272
Hyundai Energy Co., Ltd.	Service		24,719	25,402
Taebaek Wind Power Co., Ltd.	Service		796	872
Pyeongchang Wind Power Co., Ltd.	Design service		497	72
Daeryun Power Co., Ltd.	Electricity sales		1,516	1,731
Changjuk Wind Power Co., Ltd.	Electricity sales		863	754
KNH Solar Co., Ltd.	Electricity sales		17	17
S-Power Co., Ltd.	Service		5,994	7,278
Busan Solar Co., Ltd.	Electricity sales		8	16
Green Biomass Co., Ltd.	Electricity sales		2	51
SPC Power Corporation	Dividend income		8,346	1,433
Gemeng International Energy Co., Ltd.	Dividend income		16,476	37,163
Dolphin Property Limited	Dividend income		35	—
PT. Bayan Resources TBK	Service		160	164
Nepal Water & Energy Development Company Private Limited	Service		375	—
Pioneer Gas Power Limited	Service		164	274
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		773	584

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2016 and 2015 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	2016		2015

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	768	1,055
KEPCO SPC Power Corporation	Service		10,344	29,572
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Commission		1,176	1,315
Dangjin Eco Power Co., Ltd.	Technical fee		1,787	334
Honam Wind Power Co., Ltd.	Electricity sales		169	65
Seokmun Energy Co., Ltd.	Technical fee		1,627	2,395
Incheon New Power Co., Ltd.	Construction revenue		524	388
Chun-cheon Energy Co., Ltd.	Service		3,079	2,201
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,591	927
KW Nuclear Components Co., Ltd.	Service		3,327	1,948
KEPCO-Uhde Inc.	Service		6	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		12,994	5,614
Busan Shinho Solar Power Co., Ltd.	Electricity sales		210	24
Datang Chifeng Renewable Power Co., Ltd.	Interest income		8,216	9,702
Rabigh Electricity Company	Interest income		699	565
Rabigh Operation & Maintenance Company	Service		2,395	1,780
Shuweihat Asia Power Investment B.V.	Dividend income		2,957	—
Shuweihat Asia Operation & Maintenance Company	Service		1,179	1,006
ASM-BG Investicii AD	Service		322	—
Jamaica Public Service Company Limited	Service		1,905	3,077
KV Holdings, Inc.	Dividend income		302	—
Datang KEPCO Chaoyang Renewable Power Co., LTD.	Dividend income		440	—
Amman Asia Electric Power Company	Service		21,915	48,968
Kelar S.A	Service		1,702	6,229
Barakah One Company	Service		25,244	—

<Others>
Korea Development Bank	Electricity sales		3,102	4,039
	Interest income		3,164	2,402

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2016 and 2015 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2016		2015

<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	~~W~~	946,463	1,003,346
Korea Gas Corporation	Purchase of power generation fuel		3,633,198	4,598,763
Daegu Photovoltaic Co., Ltd.	REC purchase		3,243	3,978
Korea Power Engineering Service Co., Ltd.	Service		723	3,241
Yeongwol Energy Station Co., Ltd.	REC purchase		14,875	16,408
KS Solar Co., Ltd.	REC purchase		4,080	6,211
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		410	479
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		250,057	273,057
YTN Co., Ltd.	Advertisement fee		554	440
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		60	—
Cheongna Energy Co., Ltd.	Services		73	—
Gangwon Wind Power Co., Ltd.	Electricity purchase		22,780	21,946
Hyundai Green Power Co., Ltd.	Electricity purchase		469,547	486,443
Korea Power Exchange	Trading fees		91,433	79,283
Hyundai Energy Co., Ltd.	Electricity purchase		1,313	1,684
Taebaek Wind Power Co., Ltd.	REC purchase		5,741	6,626
Pyeongchang Wind Power Co., Ltd.	Services		1,594	—
Daeryun Power Co., Ltd.	Electricity purchase		244,023	274,379
Changjuk Wind Power Co., Ltd.	Electricity purchase		5,786	6,472
KNH Solar Co., Ltd.	Electricity purchase		4,006	4,598
S-Power Co., Ltd.	Services		437,206	614,658
Busan Solar Co., Ltd.	Electricity purchase		1,079	4,055
Green Biomass Co., Ltd.	Woodchip purchase		2,232	3,782

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase		263,797	318,221
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Service		140,555	47,130
Honam Wind Power Co., Ltd.	Electricity purchase		6,776	5,944
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		11,208	4,974
GS Donghae Electric Power Co., Ltd.	Service		903	—
Busan Shinho Solar Power Co., Ltd.	REC purchase		6,770	7,565
Global Trade Of Power System Co., Ltd.	Service		882	192
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		2,942	3,451
Jamaica Public Service Company Limited	Service		127	106
Amman Asia Electric Power Company	Service		—	125

<Others>
Korea Development Bank	Interest expense		8,231	21,719
	Provision of dividends		654,829	96,087

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2016 and 2015 are as follows:

In millions of won		Receivables			Payables
Company name	Type	2016		2015	2016	2015

<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	1,073	1,206	—	—
	Trade payables		—	—	93,493	100,396
Korea Gas Corporation	Trade receivables		8,739	7,931	—	—
	Non-trade receivables and others		78	255	—	—
	Trade payables		—	—	399,563	302,752
	Non-trade payables and others		—	—	9,090	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	56	—
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	4	1
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,064	7,063	—	—
	Trade payables		—	—	229	229
KS Solar Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	53	68
	Non-trade payables and others		—	—	—	281
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		362	469	—	—
	Non-trade receivables and others		47	27	—	—
	Non-trade payables and others		—	—	18,628	27,569
DS Power Co., Ltd.	Trade receivables		1,775	260	—	—
	Non-trade payables and others		—	—	—	135
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	3,900	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		2,137	1,701	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		215	272	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		14	9	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		18	—	—	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		21	—	—	—
YTN Co., Ltd.	Trade receivables		165	93	—	—
	Non-trade payables and others		—	—	132	154
Busan Green Energy Co., Ltd.	Trade receivables		9	—	—	—
Korea Electric Vehicle Charge Service	Trade receivables		12	—	—	—
Ulleungdo Natural Energy Co., Ltd.	Non-trade receivables and others		111	—	—	—
Cheongna Energy Co., Ltd.	Trade receivables		165	157	—	—
	Non-trade receivables and others		—	375	—	—
	Non-trade payables and others		—	—	82	—
Gangwon Wind Power Co., Ltd.	Trade receivables		8	12	—	—
	Trade payables		—	—	2,031	1,753
Hyundai Green Power Co., Ltd.	Trade receivables		569	962	—	—
	Trade payables		—	—	31,507	36,079
Korea Power Exchange	Trade receivables		1,066	1,452	—	—
	Non-trade receivables and others		53	112	—	—
	Trade payables		—	—	—	3,529
	Non-trade payables and others		—	—	1,235	1,529
Hyundai Energy Co., Ltd.	Trade receivables		72	44,510	—	—
	Non-trade receivables and others		68,798	—	—	—
	Trade payables		—	—	86	178
	Non-trade payables and others		—	—	—	8,030
Ecollite Co., Ltd.	Non-trade receivables and others		210	210	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		112	147	—	—
	Trade payables		—	—	386	349
	Non-trade payables and others		—	—	304	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	—	—	—
	Non-trade receivables and others		—	170	—	—
	Non-trade payables and others		—	—	255	—
Daeryun Power Co., Ltd.	Trade receivables		140	117	—	—
	Trade payables		—	—	21,646	27,374
Changjuk Wind Power Co., Ltd.	Non-trade receivables and others		100	153	—	—
	Trade payables		—	—	358	—
	Non-trade payables and others		—	—	334	330
KNH Solar Co., Ltd.	Trade receivables		1	2	—	—
	Non-trade payables and others		—	—	204	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2016 and 2015 are as follows,

continued:

In millions of won		Receivables			Payables
Company name	Type	2016		2015	2016	2015

S-Power Co., Ltd.	Trade receivables	~~W~~	142	121	—	—
	Non-trade receivables and others		393	—	—	—
	Trade payables		—	—	51,844	54,141
Green Biomass Co., Ltd.	Non-trade receivables and others		—	109	—	—
	Non-trade payables and others		—	—	113	152
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		889	—	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		82	26	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		58	—	—	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		52	95	—	—
	Non-trade receivables and others		1	—	—	—
	Trade payables		—	—	27,400	22,200
KEPCO SPC Power Corporation	Non-trade receivables and others		2,349	252	—	—
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Non-trade receivables and others		235	251	—	—
	Non-trade payables and others		—	—	11,992	61
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		833	300	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	424	342
	Non-trade payables and others		—	—	3,082	2,124
Seokmun Energy Co., Ltd.	Trade receivables		114	—	—	—
	Non-trade receivables and others		160	2,086	—	—
Incheon New Power Co., Ltd.	Trade receivables		128	128	—	—
Chun-cheon Energy Co., Ltd.	Non-trade receivables and others		255	112	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		6	7	—	—
	Non-trade receivables and others		145	136	—	—
	Trade payables		—	—	761	627
	Non-trade payables and others		—	—	1,362	2,000
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	4	—
GS Donghae Electric Power Co., Ltd.	Trade receivables		775	970	—	—
	Non-trade receivables and others		1,497	1,216	—	—
	Non-trade payables and others		—	—	993	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		3	2	—	—
	Trade payables		—	—	129	272
	Non-trade payables and others		—	—	670	970
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		210	368	—	—
Rabigh Operation & Maintenance Company	Trade receivables		2,275	—	—	—
	Non-trade receivables and others		—	1,780	—	—
ASM-BG Investicii AD	Non-trade receivables and others		64	—	—	—
Jamaica Public Service Company Limited	Trade receivables		615	1,193	—	—
	Non-trade receivables and others		—	581	—	—
Amman Asia Electric Power Company	Trade receivables		2,509	739	—	—

<Others>
Korea Development Bank	Accrued interest income		672	212	—	—
	Non-trade receivables and others		217,481	45,623	—	—
	Non-trade payables and others		—	—	408	493
	Derivatives		25,306	3,777	3,278	2,313

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2016 and 2015 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance

Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	28,296	129	—	857	29,282
	(Allowance for doubtful accounts)		(17,755)	—	—	(436)	(18,191)
Associates	PT. Cirebon Electric Power		40,979	2,976	(17,838)	616	26,733
Associates	PT. Mutiara Jawa		450	—	(450)	—	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		—	13,465	—	557	14,022
Associates	Jungbu Bio Energy Co., Ltd.		—	9,000	—	396	9,396
Associates	Hyundai Energy Co., Ltd.		—	2,465	—	—	2,465
Joint ventures	KEPCO SPC Power Corporation		29,651	—	(2,669)	813	27,795
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		23,775	—	(7,847)	416	16,344
Joint ventures	Jamaica Public Service Company Limited		2,345	—	(2,322)	(23)	—
Joint ventures	Rabigh Electricity Company		45,552	—	(42,594)	(317)	2,641
Joint ventures	KODE NOVUS II LLC		—	1,360	—	3,172	4,532
	(Allowance for doubtful accounts)		—	(4,352)	—	(180)	(4,532)
	Daehan Wind Power PSC		—	683	—	—	683

		~~W~~	154,706	25,726	(73,720)	5,871	112,583

(6)	Borrowings arising from related party transactions as of December 31, 2016 and 2015 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance

Korea Development Bank	Facility	~~W~~	261,437	33,958	(87,402)	—	207,993
	Others		6,418	—	(755)	—	5,663
	Operating funds		12,000	25,000	—	—	37,000
	Syndicated Loan			6,344	—	(269)	6,075

(7)	Guarantees provided to associates or joint ventures as of December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee

Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD 71,192	SMBC, Export-Import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD 34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company	Performance guarantees and others	USD 1,387	RABEC
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD 10,000	SMBC Ho Chi Minh
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 3,404,275
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 27,211	KEB Hana Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	USD 43,276
		Impounding bonus guarantees	USD 5,000	SK E&C

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee

Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW 111,134	Kookmin Bank and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD 2,610	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 40	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 2,100	Heungkuk Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 580	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)	KRW 15,370
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 52,700	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 60,270
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 3,480	Shinhan Bank
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 49,221	The Bank of Tokyo-Mitsubishi
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding and others (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 25,477	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW 3,801	Shinhan Bank and Woori Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 46,226	Shinhan Bank
Korea Southern Power Co., Ltd.	KS Solar Co., Ltd.	Collateralized money invested	KRW 637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 50,700	KEB Hana Bank, SMBC, Mizuho Bank, BTMU, Natixis
		Debt guarantees	USD 132,600	BANCO SANTANDER-CHILE, SMBC, Mizuho Bank
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested	KRW 2,900	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee

Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding and others (*1)	—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others (*1)	—	Shinhan Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW 15,000	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 87,003	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 9,653	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,367	SMBC
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW 7,409	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW 47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding and others (*1)	KRW 78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,595	Korea Development Bank and others
		Debt guarantees	EUR 4,271
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 16,101	Korea Development Bank and others
		Debt guarantees	EUR 4,175
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others (*1, 2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding and others (*1)	USD 3,750	Korea Development Bank
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding and others (*1)	—	Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW 1,400	Meritz Fire & Marine Insurance Co., Ltd.
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.,	Collateralized money invested	KRW 1,740	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 14,564	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW 6,800	Shinhan Bank
		Guarantees for supplemental funding and others (*1)	—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	The Company has provided rights to Hana Financial Investment Co.,Ltd., an agent financial institution of the majority stockholders, that it can dispose the stocks of Express Solar-light Power Generation Co., Ltd. that the Company owns to repay the borrowings when Express Solar-light Power Generation Co., Ltd. triggers clauses related to its borrowings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

47.	Related Parties, Continued

(8)	As of December 31, 2016, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2016 are as follows:

(i)	Currency Swap

In millions of won and thousands of U.S. dollars
		Contract Amount				Contract interest rate per annum		Contract exchange
Counterparty	Contract year	Pay		Receive		Pay (%)	Receive (%)	rate

Korea Development Bank	2016~2019	~~W~~	105,260	USD	100,000	2.48%	2.38%	~~W~~	1,052.60
	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
	2016~2021		121,000	USD	100,000	2.15%	2.50%		1,210.00

(ii)	Interest Rate Swap

In millions of won
		Contract	Contract interest rate per annum
Counterparty	Contract year	amount	Pay (%)	Receive (%)

Korea Development Bank (*)	2014~2029	40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(10)	Salaries and other compensations to the key members of management of the Company for the years ended

December 31, 2016 and 2015 are as follows:

In millions of won
Type	2016		2015

Salaries	~~W~~	1,463	1,271
Employee benefits		33	59

	~~W~~	1,496	1,330

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2016 and 2015 are as follows:

In millions of won
Transactions	2016		2015
Transfer from construction-in-progress to other assets	~~W~~	19,971,599	10,491,054
Recognition of asset retirement cost and related provision for decommissioning costs		470,941	699,673
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		283,675	491,755

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

49.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
Contracts	Amounts		Balance	Amounts	Balance

Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)	~~W~~	42,500	42,500	—	—
Purchase of GIS (800KV 8000A 50KA) 10CB – SinjungbuS/S		63,730	63,730	—	—
Purchase of GIS (362KV 6300A 63KA) 26CB – SingosungS/S		36,950	19,897	—	—
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,476	27,760	—	—
Purchase of GIS (362KV 6300A 63KA) and 1 other 18CB – BukbusanS/S		34,000	20,766	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ)		71,986	50,593	—	—
Purchase of cable (TR CNCE-W,600MM2, 13, 2KV)		50,581	—	50,581	50,581
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – ShinjungbuS/S		37,500	37,500	—	—
Purchase of Ground Switch (44-D-A125, 600AX4)		43,624	—	43,624	42,912
Purchase of Concrete Poles (10M, 350KGF)		129,175	105,905	—	—
Purchase of Concrete Poles (10M, 350KGF)		106,037	—	106,037	74,549
Purchase of switch (25.8kV Eco)		40,226	28,072	—	—
Purchase of cable (PVC,1C,2000SQ)		50,256	50,256	—	—
Construction of New Kori units (#3,4)		6,856,150	—	6,856,150	214,678
Construction of New Kori units (#5,6)		8,625,387	7,286,503	8,625,387	7,899,368
Construction of New Hanwool units (#1,2)		7,982,342	1,157,700	7,982,343	2,578,707
Construction of New Hanwool units (#3,4)		8,261,818	8,170,896	8,261,817	8,238,651
Construction of Yeosu Thermal Power units (#1)		174,291	1,139	489,440	30,853
Other 31 contracts		430,204	222,555	199,846	140,563
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	300,663	360,500	328,210
Construction of Seoul Combined units (#1,2)		225,205	129,589	227,000	182,630
Electricity construction of New Boryeong units (#1,2)		354,740	26,878	245,357	36,893
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		121,093	2,023	118,058	8,775
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		146,353	3,543	146,353	25,266
Service of designing New Boryeong units (#1,2)		126,038	24,333	126,038	32,910
Purchase of main machine for construction of New Boryeong units (#1,2)		851,132	10,746	851,132	137,744
Construction of New Boryeong units (#1,2)		288,438	17,828	246,964	10,859
Purchase of factory process piping of New Boryeong units (#1,2)		37,294	—	37,294	11
Purchase of processing plant of New Boryeong units (#1,2)		34,490	—	33,269	9,116
Construction of port facilities for New Boryeong units (#1,2)		78,166	—	78,166	—
Purchase of generator for Wonju RDF combined & heat power plant		52,877	—	52,877	—
Purchase of main machine for Heang Bok Do Si combined & heat power plant		337,283	—	337,283	—
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		192,945	38,218	146,634	9,943
Purchase of furnace for construction of Taean units (#9,10)		584,148	46,059	546,637	66,271
Service of designing Taean units (#9,10)		109,700	18,981	107,516	26,437
Purchase of desulfurization machine for construction of Taean units (#9,10)		92,086	1,017	91,592	6,175
Purchase of turbine generator for construction of Taean units (#9,10)		228,794	6,788	426,139	103,146
Purchase of gas plant machine for construction of Taean IGCC units		457,991	—	457,423	4,541
Purchase of combined generating machine for construction of Taean IGCC units		208,972	2,102	204,514	25,808
Purchase of oxygen plant for construction of Taean IGCC units		98,979	221	97,804	4,252
Service of designing Taean IGCC plant units		44,802	3,342	44,374	5,520
Construction of Samcheok units (#1,2)		457,943	15,851	384,716	27,018

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

49.	Commitments for Expenditure, Continued

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2016 and 2015 are as follows, continued:

In millions of won	2016			2015
Contracts	Amounts		Balance	Amounts	Balance

Purchase of furnace for construction of Samcheok units (#1,2)	~~W~~	1,091,303	51,594	1,091,303	115,896
Purchase of coal handling machine for construction of Samcheok units (#1,2)		303,273	155	290,417	23,795
Service of designing Samcheok units (#1,2)		114,047	36,510	112,949	42,631
Service of designing Dangjin units (#9,10)		122,426	6,125	109,340	16,261
Construction of yard for Andong natural gas power plant		41,961	2,600	40,960	2,528
Purchase of main equipments		152,286	39,248	152,286	138,057

(2)	As of December 31, 2016, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2016 ~ 2030	34,719 Ton U3O8
Transformed	2016 ~ 2022	18,738 Ton U
Enrichment	2016 ~ 2029	34,879 Ton SWU
Molded	2016 ~ 2022	1,852 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

50.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of December 31, 2016 and 2015 are as follows:

In millions of won	2016			2015
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	675	~~W~~	636,433	750	~~W~~	1,052,301
As the plaintiff	193		489,605	202		580,987

As of December 31, 2016, in addition to the litigations mentioned above, there are ongoing litigations of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~62,744million) and KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of KEPCO, as a co-defendant (two cases amounting to ~~W~~201 million).

A national litigation agency filed a lawsuit against NSSC regarding NSSC’s approval to continue operation of Wolsung Unit 1 nuclear power plant and it is ongoing as of December 31, 2016.

The Company is the defendant against a number of claims. The followings are potentially significant claims pertaining to the Company.

①	Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill (formerly, amounted to ~~W~~1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ~~W~~133,426 million in October 2014 and ~~W~~204,040 million in November 2015, respectively, and submitted an application to demand extra contract payments due to the design changes. KHNP has paid ~~W~~217,624 million of the claim amounts in full upon the first ruling in November 2016 and recognized the amount as addition to construction-in-progress accordingly. KHNP has made an appeal against the first ruling and the lawsuit is currently ongoing.

②	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ~~W~~178,572 million of other provision in relation to the lawsuit.

Except these significant claims, there are seven arbitration cases pertaining to the Company as of December 31, 2016 and the significant arbitration cases are as follows:

①	KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

②	Hyundai Samsung Joint Venture (HSJV), one of the subcontractors of the Company, filed an arbitration against the Company at the London Court of International Arbitration (LCIA) in 2016 due to disagreements in UAE nuclear power plant construction project, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

③	Hyundai E&C, GS Engineering & Construction Corp., and Hansol SeenTec Co., Ltd. filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

④	Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2016 and 2015 are as follows:

①	In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

②	The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided performance guarantee up to USD 2,110 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③	The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 917 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electirc power generation business in Cirebon, Indonesia. Also, in relation to the business, the Company has provided Limited Notice To Proceed 2 (“LNTP 2”) Offshore performance payment guarantee amounting to USD 2,784 thousand to Hyundai Engineering Co. Ltd., Toshiba Corporation and MHPS, and LNTP 2 Onshore performance payment guarantee amounting to USD 380 thousand to Hyundai E&C and Toshiba Asia Pacific Indonesia (TAPI) based on the interest owned by the Company to progress the construction.

④	The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

⑤	The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,684 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount	Exercised amount

Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,635,000	54,962
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	Shinhan Bank and others	KRW	700,000	—
Limit amount available for card	KEB Hana Bank and others	KRW	46,323	3,102
	Banco de Oro	PHP	5,000	5,000
Loan limit	Kookmin Bank and others	KRW	1,132,282	718,617
	BNP Paribas and others	USD	1,954,150	127,395
Certification of payment on L/C	Shinhan Bank (*)	KRW	19,721	19,721
	Woori Bank and others	USD	881,380	227,315
Certification of performance guarantee on contract	Kookmin Bank and others	EUR	21,291	21,291
	KEB Hana Bank	INR	236,443	185,077
	Seoul Guarantee Insurance and others	KRW	93,781	93,781
	Bank of Kathmandu	NPR	32,633	32,633
	KEB Hana Bank and others	USD	634,223	579,844
Certification of bidding	SMBC and others	USD	18,660	18,660
Advance payment bond, Warranty bond, Retention bond and others	Bank of Kathmandu	NPR	7,176	7,176
	KEB Hana Bank	SAR	95,756	91,097
	HSBC and others	USD	3,615,443	523,114
Others	Export-Import Bank of Korea	EUR	1,400	—
	KEB Hana Bank	INR	157,830	157,830
	KEB Hana Bank	JPY	756,669	756,669
	Nonghyup Bank and others	KRW	277,336	7,257
	KEB Hana Bank	SAR	2,240	—
	KEB Hana Bank and others	USD	1,111,636	561,443
Inclusive credit	Shinhan Bank	INR	47,489	47,489
	KEB Hana Bank	KRW	258,000	143,840
	HSBC and others	USD	302,510	2,510
	KEB Hana Bank	USD	30,000	7,730
		INR		256,582
		BRL		426
Trade finance	BNP Paribas and others	USD	750,000	—

(*)	The Company was provided with a guarantee of ~~W~~198 million from Daewoo Engineering & Construction Co. Ltd. for some of its commitments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2016, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description

Korea East-West Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	15,958	Collateral for borrowings
Korea Midland Power Co., Ltd.	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings
Korea Southern Power Co., Ltd.	Shinhan Bank and others	Shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	40,000	Collateral for borrowings
Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	38,206	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Collateral for borrowings (*)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings
		Cash and cash equivalents	KRW	9,051

Gyeongju Wind Power Co., Ltd.	SK Securities Co., Ltd. and others	Property, plant and equipment and others	KRW	31,962	Collateral for borrowings
		Existing or expected trade receivables	KRW	3,431
		Cash and cash equivalents	KRW	716

KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Bank deposit and insurance claim	KRW	396,120	Collateral for borrowings
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	188,580	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	332,850	Collateral for borrowings

(*)	The Company was provided with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, from the investors as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ~~W~~1,197 million of project loans from Korea Resource Corporation as of December 31, 2016. The Company has provided a blank check as repayment guarantee.

(5)	The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~94,886 million as of December 31, 2016, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~459 million and depreciation on the utility plant of ~~W~~6,639 million are recorded to other expenses for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

50.	Contingencies and Commitments, Continued

(6)	Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2016. The book value of facility is ~~W~~19,820 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~3,172 million. The Company has entered into an insurance agreement covering up to ~~W~~7,000 million with the Export-Import Bank of Korea related to Gaeseong industrial complex. The ultimate outcome of this event cannot be reasonably estimated.

51.	Subsequent Events

(1)	Subsequent to December 31, 2016, Korea Western Power Co., Ltd., a subsidiary of the Company, issued non-guaranteed bonds and additional foreign currency short-term borrowings for funding facilities and operations as follows:

In millions of won and thousands of foreign currencies
Company Name	Type	Issued date	Maturity	Maturity	Amounts

Korea Western Power Co., Ltd.	Short-term borrowings	2017.01.11	2017.07.10	1.62%	USD	13,618
	Corporate bonds #33-1	2017.02.22	2022.02.22	2.04%	~~W~~	70,000
	Corporate bonds #33-2	2017.02.22	2027.02.22	2.34%		130,000

(2)	On January 19, 2017, Marubeni Korea Corporation filed on arbitration against the Company to the Korean Commercial Arbitration Board in relation to the refund of ~~W~~4,050 million paid by Marubeni Korea Corporation to the Company as a penalty payment for the delayed delivery of Pyeongtaek 2 compound main equipment. The Company was notified on February 14, 2017 and is planning to appoint an arbitrator to proceed with arbitration. The management of the Company anticipates that the result of the arbitration will not have a significant impact on the Company’s business or financial position.

(3)	Ordinary wage lawsuit

As of December 31, 2016, a total of eight lawsuits filed at the Busan High Court and others against KHNP in relation to the ordinary wages were ongoing. Two of these lawsuits filed to the Seoul Central District Court were ruled on February 3, 2017 with a partial favor to the plaintiff. The Company believes the ruling did not have any significant impact on the provisions recorded at December 31, 2016.

(4)	Result of Wolsung Unit 1 lawsuit

On February 7, 2017, regarding the lawsuit as disclosed in note 2.(4).(vii), a national litigation agency filed against NSSC, the Seoul Administrative Court ruled to annul the life extension of Wolsung Unit 1 nuclear power plant. On February 14, 2017, NSSC appealed against the first judgment. KHNP, a subsidiary of the Company, is continuing to operate Wolsung Unit 1 nuclear power plant based on the judgment of NSSC that the approval of NSSC is valid, and believes that Wolsung Unit 1 nuclear power plant will be operated until 2022. Meanwhile, the Joint Action for a Nuclear-free Society submitted a suspension of execution of permission to operate Wolsung Unit 1 nuclear power plant to the Seoul Administrative Court. On February 14, 2017, KHNP joined in the lawsuit for a suspension of execution of permission to operate Wolsung Unit 1 nuclear power plant as a third party and a stakeholder.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2016

52.	Adjusted Operating Income

The operating profit in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS for the years ended December 31, 2016 and 2015 to the operating profit or loss as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2016		2015

Operating profit on the consolidated statements of comprehensive income	~~W~~	12,001,599	11,346,732
Add
Other income
Reversal of other provisions		22,034	6,355
Reversal of other allowance for bad debt		5,489	413
Gains on government grants		111	204
Gains on assets contributed		12,254	9,004
Gains on liabilities exempted		1,959	2,588
Compensation and reparations revenue		114,530	166,355
Revenue from research contracts		13,143	5,342
Rental income		211,580	196,406
Others		31,787	45,552
Other gains
Gains on disposal of property, plant and equipment		74,035	8,637,508
Gains on disposal of intangible assets		—	32
Reversal of impairment loss on intangible assets		3	275
Gains on foreign currency translation		15,311	13,784
Gains on foreign currency transaction		55,377	61,007
Gains on insurance proceeds		—	30
Others		187,792	162,128
Deduct
Other expense
Compensation and indemnification expense		—	(16,959)
Accretion expenses of other provisions		(4,556)	(4,575)
Depreciation expenses on investment properties		(678)	(669)
Depreciation expenses on idle assets		(6,639)	(6,698)
Other bad debt expense		(4,585)	(18,473)
Donations		(114,094)	(34,134)
Others		(58,072)	(27,340)
Other loss
Losses on disposal of property, plant and equipment		(42,715)	(73,073)
Losses on disposal of intangible assets		(158)	(16)
Impairment loss on property, plant and equipment		—	(30,344)
Impairment loss on intangible assets		(3,945)	(22)
Losses on foreign currency translation		(23,835)	(15,097)
Losses on foreign currency transaction		(72,058)	(75,615)
Others		(119,309)	(69,824)

Adjusted operating profit	~~W~~	12,296,360	20,280,876